  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY   , 1996

                                                     REGISTRATION NO. 33-


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                   FORM N-4

                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                                                                           [X]
                         Pre-Effective Amendment No.
                                                                           [ ]
                        Post-Effective Amendment No.
                                                                           [ ]
                                    AND/OR
             REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                 ACT OF 1940
                                                                           [ ]
                                Amendment No.
                                                                           [ ]


          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                          (EXACT NAME OF REGISTRANT)

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                             (NAME OF DEPOSITOR)
                 787 SEVENTH AVENUE, NEW YORK, NEW YORK 10019
             (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)
      DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (201) 392-5279

                             ANTHONY A. DREYSPOOL
                      VICE PRESIDENT AND SENIOR COUNSEL
          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                             787 SEVENTH AVENUE,
                           NEW YORK, NEW YORK 10019

                   (NAME AND ADDRESS OF AGENT FOR SERVICE)

                 PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                              PETER E. PANARITES
                       FREEDMAN, LEVY, KROLL & SIMONDS
                        1050 CONNECTICUT AVENUE, N.W.,
                            WASHINGTON, D.C. 20036

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to Registration Statement No. 33-63113.

       CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
-----------------------------------------------------------------------------


                                                   PROPOSED        PROPOSED
                                                   MAXIMUM          MAXIMUM        AMOUNT OF
      TITLE OF SECURITIES        AMOUNT BEING   OFFERING PRICE     AGGREGATE      REGISTRATION
       BEING REGISTERED           REGISTERED      PER UNIT*     OFFERING PRICE*       FEE
-----------------------------  --------------  --------------  ---------------  --------------
Units of Interest Under Group
 Annuity Contract               $70,000,000(1)        (1)        $70,000,000(1)    $24,138.10
-----------------------------  --------------  --------------  ---------------  --------------




   *  Estimated solely for purpose of determining the registration fee.
  (1) The Contract does not provide for a predetermined amount or number of units.

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this registration statement.

   REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL



BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

                            CROSS REFERENCE SHEET
                SHOWING LOCATION OF INFORMATION IN PROSPECTUS


                       FORM N-4 ITEM                                       PROSPECTUS CAPTION
----------------------------------------------------------  ----------------------------------------------
1.       Cover Page ....................................... Cover Page
2.       Definitions ...................................... Not Applicable
                                                            Summary of Investment Options; Summary of  the
3.       Synopsis ......................................... Program; Summary of Fund Expenses
4.       Condensed Financial Information .................. Condensed Financial Information
                                                            Investment Options; The Equity Funds; The
         General Description of Registrant, Depositor, and   Real Estate Fund; Equitable Life and The
5.       Portfolio Companies ..............................  Investment Manager
                                                            Deductions and Charges; Charges Based on
                                                             Amounts Invested in the Program; Plan and
6.       Deductions and Expenses ..........................  Transaction Expenses
7.       General Description of Variable Annuity Contracts  The Program
8.       Annuity Period ................................... The Program--Benefit Payment Options
                                                            The Program--Benefits Payable After the  Death
9.       Death Benefit .................................... of a Participant
                                                            The Equity Funds--How We Calculate the  Value
                                                            of Amounts Allocated to the Equity  Funds; The
                                                            Real Estate Fund--How We  Calculate the Value
                                                            of Amounts Allocated to  the Real Estate Fund;
                                                            The Program--When  Transactions are
                                                            Effective--Minimum  Investments--Making
                                                            Contributions to the  Program--Benefit Payment
10.      Purchases and Contract Value ..................... Options
                                                            The Program--Distributions from the
11.      Redemptions ......................................  Investment Options--Benefit Payment  Options
12.      Taxes ............................................ Federal Income Tax Considerations
13.      Legal Proceedings ................................ Miscellaneous

         Table of Contents of the Statment of Additional    Table of Contents of the Statement of
14.      Information ......................................  Additional Information

                            CROSS REFERENCE SHEET
                      SHOWING LOCATION OF INFORMATION IN
                     STATEMENT OF ADDITIONAL INFORMATION

                   FORM N-4 ITEM                       STATEMENT OF ADDITIONAL INFORMATION CAPTION
--------------------------------------------------  -----------------------------------------------
15.      Cover Page ............................... Cover Page
16.      Table of Contents ........................ Table of Contents
17.      General Information and History .......... Not Applicable
18.      Services ................................. Not Applicable
19.      Purchase of Securities Being Offered  .... Underwriter
20.      Underwriters ............................. Underwriter
21.      Calculation of Performance Data .......... Not Applicable
                                                    Provisions of the Master Plan--Contributions
                                                     to Qualified Plans--Contributions to the  ADA
22.      Annuity Payments ......................... Master Plan
23.      Financial Statements ..................... Financial Statements

                                 ADA MEMBERS
                              RETIREMENT PROGRAM
                                  PROSPECTUS
                                 MAY 1, 1996


                                    [LOGO]

                         American Dental Association
                          Members Retirement Program


                            Prospectus May 1, 1996

-----------------------------------------------------------------------------
The American Dental Association Members Retirement Program offers you ten investment options from which to choose. This prospectus describes the seven Separate Accounts under the group annuity contract issued by THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES.


THE PROGRAM

The American Dental Association Members Retirement Program offers ADA members and other eligible persons the choice of several plans to accumulate retirement savings for themselves and their employees.

THE INVESTMENT OPTIONS


The Program allows you to choose from ten Investment Options. The Investment Options are:

Seven Separate Accounts or "Funds":
 o  Growth Equity Fund
 o  Aggressive Equity Fund
 o  ADA Foreign Fund
 o  Equity Index Fund
 o  Real Estate Fund
 o  Lifecycle Fund--Conservative
 o  Lifecycle Fund--Moderate

Three Guaranteed Options:
 o  3 year Guaranteed Rate Account
 o  5 year Guaranteed Rate Account
 o  Money Market Guarantee Account

These investment options are summarized on page 2 of this prospectus. The Aggressive Equity Fund, the ADA Foreign Fund, and the Equity Index Fund each invest in shares of a corresponding mutual fund, the MFS Emerging Growth Fund, the Templeton Foreign Fund and the Seven Seas S&P 500 Fund respectively. We refer to these as the "underlying mutual funds." The Lifecycle Funds--Conservative and Moderate ("Lifecycle Funds") each invest in units of a corresponding group trust maintained by State Street Bank and Trust Company ("State Street"). We refer to these trusts as the "Lifecycle Fund Group Trusts." The prospectuses for the underlying mutual funds and our separate prospectus for the Equity Index Fund and Lifecycle Funds describe the investment objectives, policies and risks of those Funds and should be read carefully and retained for future reference. Copies of those prospectuses may be obtained by writing or calling as indicated below. THIS PROSPECTUS DESCRIBES, IN DETAIL, ALL INVESTMENT OPTIONS EXCEPT THE EQUITY INDEX FUND AND THE LIFECYCLE FUNDS, WHICH ARE DESCRIBED, IN DETAIL, IN OUR SEPARATE PROSPECTUS FOR THOSE FUNDS.

This prospectus provides important information you should be aware of before investing. Additional information is included in the Statement of Additional Information (the "SAI") dated May 1, 1996 which has been filed with the Securities and Exchange Commission. Parts of the SAI have been incorporated by reference into this prospectus. A table of contents for the SAI appears at page 54 of this prospectus. To obtain a copy of the SAI free of charge, complete the SAI request form on page 54 and mail it to us, or call or write:

          The Equitable Life Assurance Society of the United States
                              PO Box 2486 G.P.O.
                              New York, NY 10116

Calls for current participants:      Calls for all others:
 1-800-223-5790                      1-800-523-1125

KEEP THIS PROSPECTUS FOR FUTURE REFERENCE.
-----------------------------------------------------------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS


                                                       PAGE
                                                    --------
SUMMARY OF INVESTMENT OPTIONS ..................... 2
SUMMARY OF THE PROGRAM ............................ 3
SUMMARY OF FUND EXPENSES .......................... 4
CONDENSED FINANCIAL INFORMATION ................... 9
INVESTMENT OPTIONS ................................ 12
THE EQUITY FUNDS
 The Growth Equity Fund ........................... 12
 The Aggressive Equity Fund ....................... 13
 The ADA Foreign Fund ............................. 14
 The Equity Index Fund ............................ 15
 Lifecycle Funds--Conservative and  Moderate  ..... 16
 The Lifecycle Fund Group Trusts .................. 16
 Lifecycle Fund Group Trust--Conservative  ........ 16
 Lifecycle Fund Group Trust--Moderate ............. 17
 The Underlying Funds ............................. 17
 Risks and Investment Techniques--
 Equity Funds ..................................... 17
 How We Calculate the Value of Amounts
  Allocated to the Equity Funds ................... 19
THE REAL ESTATE FUND
 Real Estate Fund Objectives and Investment
  Policies ........................................ 21
 Special Risks Related to The Real Estate  Fund  .. 23
 Conflicts of Interest Related to Prime  Property
 Fund ............................................. 23
 How We Calculate The Value of Amounts
  Allocated to The Real Estate Fund ............... 24
THE GUARANTEED OPTIONS
 Guaranteed Rate Accounts ......................... 26
 Money Market Guarantee Account ................... 27
EQUITABLE LIFE AND THE INVESTMENT MANAGERS
 Equitable Life ................................... 29
 The Separate Accounts ............................ 29
 Investment Management of the Equity  Funds  ...... 30
 Investment Management of the Real Estate  Fund  .. 31
INVESTMENT PERFORMANCE
 Measuring the Investment Performance of  the
 Funds ............................................ 32
 Unmanaged Market Indices ......................... 32
 How Performance Data Are Presented ............... 33
 Annual Percentage Change in Fund Unit
  Values .......................................... 33
 Average Annual Percentage Change in
  Fund Unit Values--Years Ending  December 31,
 1995 ............................................. 34
 Cumulative Value Examples ........................ 34
 How We Calculate Performance Data ................ 36
THE PROGRAM
 Employers Who May Participate in the
  Program ......................................... 37
 Choices for the Employer ......................... 37
 Summary of the Plans And Trusts .................. 37
 Information on Joining the Program ............... 38
 Choosing the Right Plan .......................... 38
 Getting Started In The Program After
  Choosing A Plan ................................. 38
 Communicating With Us After you Enroll  .......... 39
 Your Responsibilities As the Employer ............ 39
 When Transactions Are Effective .................. 40
 Minimum Investments .............................. 40
 Making Contributions to the Program .............. 40
 Our Account Investment Management  (AIM) System  . 40
 Allocating Contributions Among the
  Investment Options .............................. 41
 Transfers Among the Investment Options  .......... 41
 Distributions From the Investment Options  ....... 41
 Special Rules For Distributions and Transfers
  from the Real Estate Fund ....................... 42
 When Distributions Are Available to
  Participants .................................... 43
 Participant Loans ................................ 43
 Benefit Payment Options .......................... 44
 Spousal Consent Rules ............................ 44
 Spousal Consent Requirements ..................... 44
 Benefits Payable After the Death of a
  Participant ..................................... 45
DEDUCTIONS AND CHARGES ............................ 46
CHARGES BASED ON AMOUNTS
 INVESTED IN THE PROGRAM
 Program Expense Charge ........................... 46
 Administration and Investment Management
  Fees ............................................ 47
 Other Expenses Borne Directly by the  Funds  ..... 48
PLAN AND TRANSACTION EXPENSES
 ADA Retirement Plan, Prototype
  Self-Directed Plan and



  Individually-Designed Plan Fees ................. 49
 Individual Annuity Charges ....................... 49
 General Information On Fees And Charges  ......... 49
FEDERAL INCOME TAX
 CONSIDERATIONS
  Adopting the Program ............................ 50
  Income Taxation of Distributions to Qualified
   Plan Participants  ............................. 50
  Other Tax Consequences .......................... 52
MISCELLANEOUS ..................................... 52
  Table of Contents of Statement of Additional
   Information  ................................... 54

                         SUMMARY OF INVESTMENT OPTIONS

EQUITY FUNDS

THE GROWTH EQUITY FUND (Separate Account No. 4 (Pooled))

Seeks to achieve long-term growth of capital by investing primarily in common stocks and other equity-type securities of any capitalization but primarily in securities of large and intermediate-sized companies.


THE AGGRESSIVE EQUITY FUND (Separate Account No. 200)

Seeks to achieve long-term capital growth by investing in shares of the Massachusetts Financial Services Company ("MFS") Emerging Growth Fund, which in turn invests primarily in companies that MFS believes are early in their life cycle but which have the potential to become major enterprises (emerging growth companies).


THE ADA FOREIGN FUND (Separate Account No. 191)


Invests in shares of the Templeton Foreign Fund, which in turn seeks long-term capital growth through a flexible policy of investing in common stocks of companies outside the United States.


THE EQUITY INDEX FUND (Separate Account No. 195)

Invests in shares of the Seven Seas S&P 500 Fund, which in turn seeks to achieve a total return which parallels that of the Standard and Poor's 500 Composite Stock Price Index by investing in the stocks in the Index.

THE LIFECYCLE FUND--CONSERVATIVE (Separate Account No. 197)

Invests in units of the Lifecycle Fund Group Trust--Conservative, maintained by State Street, which in turn invests in units of five underlying collective funds ("the Underlying Funds") maintained by State Street to provide current income and a low to moderate growth of capital.

THE LIFECYCLE FUND--MODERATE (Separate Account No. 198)

Invests in units of the Lifecycle Fund Group Trust--Moderate, maintained by State Street, which in turn invests in units of five Underlying Funds maintained by State Street to provide growth of capital and a reasonable level of current income.

REAL ESTATE FUND

THE REAL ESTATE FUND (Separate Account No. 30 (Pooled))

Invests primarily in units of our Prime Property Fund, which in turn seeks to achieve a stable rate of return over an extended period of time by investing primarily in high-grade, income-producing real property.

      There is no assurance that the Funds will achieve their respective objectives.

GUARANTEED OPTIONS

GUARANTEED RATE ACCOUNTS

Contributions to the Guaranteed Rate Accounts will be invested through group annuity contracts issued by a major insurance company. The Guaranteed Rate Accounts have maturities of approximately three and five years.

MONEY MARKET GUARANTEE ACCOUNT

The Money Market Guarantee Account is credited with interest which will approximate the average rate of money market funds considered "domestic prime," but not less than a minimum rate which we set annually. We guarantee the contributions and interest credited to this Account.
-----------------------------------------------------------------------------

No person is authorized by The Equitable Life Assurance Society of the United States to give any information or make any representations other than those contained in this prospectus and the SAI, or in other printed or written material issued by Equitable Life. You should not rely on any other information or representation.

APITAL PRINTING SYSTEMS]

                            SUMMARY OF THE PROGRAM

THE AMERICAN DENTAL ASSOCIATION MEMBERS RETIREMENT PROGRAM


The American Dental Association Members Retirement Program consists of several types of retirement plans and two retirement plan Trusts, the Master Trust and the Pooled Trust. Each of the Trusts invests exclusively in the group annuity contracts described in this prospectus. The purpose of the Program is to provide members of the American Dental Association (the "ADA") and their employees with plans to invest, accumulate, and then distribute funds for retirement. The Program is sponsored by the ADA, and the Trustees under the Master and Pooled Trusts are the members of the Council on Insurance of the ADA (the "Trustees"). The Program had 20,072 participants and $1.0 billion in assets at December 31, 1995.


EQUITABLE LIFE

The Equitable Life Assurance Society of the United States ("Equitable Life") is a diversified financial services organization serving a variety of insurance, investment management and investment banking customers. We are one of the largest life insurance companies in the United States, and have been in business since 1859.

THE INVESTMENT OPTIONS


Ten Investment Options are available under the Program. Seven of the Investment Options are Separate Accounts, or Funds, consisting of six Equity Funds and the Real Estate Fund. The Funds operate like mutual funds in many ways. However, because of exclusionary provisions, the Funds are not subject to regulation under the Investment Company Act of 1940 ("1940 Act").


The three additional Investment Options are guaranteed options. They include two Guaranteed Rate Accounts and the Money Market Guarantee Account.

YOUR CHOICE OF RETIREMENT PLANS

As an employer, you can use the Program to adopt our profit-sharing (including a 401(k) feature) or defined contribution pension master plan or our self-directed prototype plan. You can also have your own individually-designed plan and use our Pooled Trust as a funding vehicle. See The Program for additional information on your choices.

                           SUMMARY OF FUND EXPENSES

TRANSACTION EXPENSES

Transaction expenses are charges you pay when you buy or sell units of the Funds.

 Sales Load                   None
Deferred Sales Charge         None
Surrender Fees                None
Transfer or Exchange Fee      None

If you annuitize your account, premium taxes and other fees may apply.

ANNUAL FUND OPERATING EXPENSES


Operating expenses for the Funds are paid out of each Fund's assets. The Growth Equity and Real Estate Funds each pay a management fee to us that varies based on their respective assets. No management fees are paid to us by the Aggressive Equity Fund, the ADA Foreign Fund, the Equity Index Fund, or the Lifecycle Funds. The Program expense charge is based on all assets under the Program; the Administration Fee is based on Fund assets. Each Fund also incurs other expenses for services such as printing, mailing, legal, and similar items. All of these annual fund operating expenses are reflected in each Fund's unit value. See How We Determine the Unit Value.

These tables illustrate the effect of the charges which are generally applicable to the Funds. They do not include other charges which are specific to the various plans such as enrollment fees or record maintenance and report fees. See Deductions and Charges. Premium taxes may also be applicable. The expenses shown are based on average Program assets in each of the Funds during the year ended December 31, 1995, restated to reflect current applicable fees.

GROWTH EQUITY AND REAL ESTATE FUNDS



                    INVESTMENT    PROGRAM
                    MANAGEMENT    EXPENSE   ADMINISTRATION
                        FEE        CHARGE       FEE           OTHER    TOTAL
                    ------------  ---------  --------------  -------  -------
Growth Equity         0.19%       0.66%         0.15%          0.07%    1.07%
Real Estate           1.10        0.66          0.25           0.07     2.08




AGGRESSIVE EQUITY, ADA FOREIGN AND EQUITY INDEX FUNDS

The Aggressive Equity Fund, the ADA Foreign Fund and the Equity Index Fund each invest in shares of an underlying mutual fund. The following table combines the charges and fees which are deducted from each Fund and the underlying mutual fund. No transaction charges are incurred by the Funds when shares of the underlying mutual fund are purchased or redeemed, but annual mutual fund operating expenses are incurred. For a description of charges and expenses incurred by the underlying mutual funds see their prospectuses.

                     INVESTMENT    PROGRAM
                     MANAGEMENT    EXPENSE   ADMINISTRATION    OTHER
                        FEE        CHARGE         FEE         EXPENSES    12B-1 FEE     TOTAL
                   ------------  ---------  ---------------   ----------  ----------  ---------
Aggressive Equity
 Fund              None          0.66%      0.15%(2)         0.20%(7)       None       1.01%(2)
MFS Emerging
 Growth Fund(1)    0.75%         None       None             0.33%          0.25%      1.33%
 TOTAL             0.75%         0.66%      0.15%(2)         0.53%(7)       0.25%      2.34%(2)
-----------------  ------------  ---------  --------------  ----------  -----------  ----------



 ADA Foreign Fund  None     0.66%    0.15%(4)   0.12%(7)     None          0.93%(4)
Templeton Foreign
 Fund(3)           0.63%    None     None       0.27%       0.25%          1.15%
 TOTAL             0.63%    0.66%    0.15%(4)   0.39%(7)    0.25%          2.08%(4)
-----------------  -------  -------  ----------  ----------  -------  ----------


 Equity Index Fund  None        0.66%    0.15%    0.63%(7)     None        1.44%
Seven Seas S&P 500
 Fund(5)            0.10%(6)    None     None     0.13%        0.06%       0.29%(6)
 TOTAL              0.10%       0.66%    0.15%    0.76%(7)     0.06%       1.73%(6)
------------------  ----------  -------  -------  ----------  -------  ----------



   (1) Source: The MFS Emerging Growth Fund prospectus dated April 1, 1995.
   (2) An annual amount of up to 0.25% will be paid to Equitable Life. Equitable Life has waived the 0.15% Administration fee applicable to the Aggressive Equity Fund and will use the payment from MFS Fund Distributors, Inc. to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.
   (3) Source: Templeton Foreign Fund prospectus dated January 1, 1996.
   (4) An amount equal to the 12b-1 fee charged by Templeton will be paid by Templeton to Equitable Life for services performed by Equitable for Templeton. Equitable Life has waived the 0.15% Administration Fee applicable to the ADA Foreign Fund and will use the payment from Templeton to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.
   (5) Source: Seven Seas Series Prospectus dated December 29, 1995.
   (6) State Street has voluntarily agreed to waive up to the full amount of its Advisory Fee of .10% to the extent that total expenses exceed .15% on an annual basis. This agreement will remain in effect until further notice. (See Note 5.) If the waiver agreement is terminated, the full amount of State Street's advisory fee may be assessed and the total Fund expenses may increase.
   (7) Includes expenses incurred in connection with the organization of these Funds. For the Aggressive Equity Fund, organizational expenses were $110,846 and are being charged to the Fund in 1996. Organizational expenses for the ADA Foreign Fund and the Equity Index Fund were initially paid by us and we are being reimbursed from the Fund over a five year period. For the ADA Foreign Fund, the organizational expenses were $46,110 and are being amortized over the period which ends December 31, 1996. For the Equity Index Fund, organizational expenses were $33,917 and are being amortized over the period which ends December 31, 1998.

LIFECYCLE FUNDS

   No transaction charges are incurred by the Lifecycle Funds when units of a corresponding Lifecycle Fund Group Trust are purchased or redeemed, but annual operating expenses are incurred by each Lifecycle Fund Group Trust. A deduction is made from the assets of each Lifecycle Fund Group Trust to compensate State Street for managing the assets of the Group Trust. State Street does not receive a fee for managing the assets of the Underlying Funds in which a Lifecycle Fund Group Trust invests. State Street may receive fees for managing the assets of other collective investment funds in which the Funds may be invested on a temporary basis, and for managing the mutual funds in which assets of the Underlying Funds may be invested. State Street has agreed to waive its management fee charged each of the Lifecycle Fund Group Trusts to the extent of the allocable portion of any management fee State Street charges such other collective investment funds and mutual funds.

   Other expenses are deducted from the assets of each Lifecycle Fund Group Trust and Underlying Fund to pay for costs related to services, such as legal and auditing, provided directly to each Lifecycle Fund Group Trust. State Street also receives an administration fee deducted from the assets of each Lifecycle Fund Group Trust to compensate it for providing various recordkeeping and accounting services to the Group Trust. In addition, other expenses are deducted from the assets of the Underlying Funds for custodial services provided to those Funds.

The fees and charges which are deducted from the assets of the Lifecycle Funds, the Lifecycle Fund Group Trusts and the Underlying Funds are illustrated in the table below. This table does not reflect other charges which are specific to the various plans participating in the Program, such as enrollment, record maintenance and reporting fees. See Plan and Transaction Expenses.


                              INVESTMENT    PROGRAM
                              MANAGEMENT    EXPENSE   ADMINISTRATION     OTHER
                                 FEE        CHARGE         FEE          EXPENSES      TOTAL
--------------------------  ------------  ---------  --------------  ------------  ----------
Lifecycle Fund -
 Conservative               None          0.66%         0.15%           0.80%(1)       1.51%
Lifecycle Fund
 Group Trust -
 Conservative               0.17%         None          0.04%(2)        0.12%(1&3)     0.33%
Underlying Funds:
S&P 500 Flagship Fund       None          None          None            0.02%(4)       0.02%(5)
Russell 2000 Fund           None          None          None            0.03%(4)       0.03%(5)
Daily EAFE Fund             None          None          None            0.08%(4)       0.08%(5)
Daily Government/Corporate
 Bond Fund                  None          None          None            0.03%(4)       0.03%(5)
Short Term Investment Fund  None          None          None            0.01%(4)       0.01%(5)
--------------------------  ------------  ---------     ------------ ------------  ----------



                              INVESTMENT    PROGRAM
                              MANAGEMENT    EXPENSE   ADMINISTRATION     OTHER
                                 FEE        CHARGE         FEE          EXPENSES      TOTAL
--------------------------  ------------  ---------  --------------  ------------  ----------
Lifecycle Fund -
 Moderate                   None          0.66%         0.15%          0.22%(1)       1.03%
Lifecycle Fund
 Group Trust -
 Moderate                   0.17%         None          0.04%(2)       0.12%(1&3)      0.33%
Underlying Funds:
S&P 500 Flagship Fund       None          None          None            0.02%(4)       0.02%(5)
Russell 2000 Fund           None          None          None            0.03%(4)       0.03%(5)
Daily EAFE Fund             None          None          None            0.08%(4)       0.08%(5)
Daily Government/Corporate
 Bond Fund                  None          None          None            0.03%(4)       0.03%(5)
Short Term Investment Fund  None          None          None            0.01%(4)       0.01%(5)
--------------------------  ------------  ---------     ------------ ------------  ----------



   (1) These include a charge at the annual rate of .03% of the value of the respective assets in the Lifecycle Funds--Conservative and Moderate to compensate Equitable Life for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying Funds maintained by State Street among the Investment Options described in this prospectus and the SAI. Other expenses also include costs incurred by Equitable Life and State Street in connection with the organization of the Lifecycle Funds. Organizational expenses were initially paid by Equitable Life and State Street and will be reimbursed from the Lifecycle Funds over a five year period. Organizational expenses were $150,087 and will be amortized, pro rata based on the assets of each Fund, over the period ending June 30, 2000.
   (2) Based on State Street's current fixed fee of $       per year and
       estimated average assets for 1996.
   (3) Based on State Street's estimated expenses and estimated average assets for 1996.
   (4) Other expenses of the Underlying Funds are based on expenses incurred by each Fund during 1995.
   (5) The fees and charges of the LifeCycle Funds--Conservative and Moderate are not totalled in the tables because the expense percentages reflected for the Underlying Funds may change due to the annual review and revision of the targeted percentage investments by the Group Trust in the Underlying Funds.

EXAMPLES

You would pay the following expenses on a $1,000 investment over the time period indicated for each Fund listed below, assuming a 5% annual rate of return. The Examples include all annual fund operating expenses listed in the tables above plus an estimate of average plan and transaction charges over the time periods indicated for a $1,000 initial investment, assuming the account is not annuitized. The estimate is computed by aggregating all record maintenance and report fees and enrollment fees, divided by the average assets for the same period. See ADA Members Retirement Plan, Prototype Self-Directed Plan and Individually-designed Plan Fees of this prospectus. Although the Program has no minimum contribution, the minimum amount that can be converted to an annuity is $3,500. There are no surrender charges, so the amounts would be the same, whether you withdraw all or a portion of your Account Balance.


                               1 YEAR      3 YEARS      5 YEARS      10 YEARS
--------------------------  ----------  -----------  -----------  ------------
Growth Equity               $           $            $            $
Aggressive Equity
Real Estate
ADA Foreign
Equity Index
Lifecycle--Conservative
--------------------------  ----------  -----------  -----------  ------------
Lifecycle--Moderate
--------------------------  ----------  -----------


The purpose of these tables and examples is to assist you in understanding the various costs and expenses that will be incurred, either directly or indirectly, when amounts are invested in the Funds. FUTURE EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. IN ADDITION, THE 5% RATE OF RETURN IN THE EXAMPLE IS NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.

                       CONDENSED FINANCIAL INFORMATION
-----------------------------------------------------------------------------


(Additional Language to be Supplied) For years prior to 1993, such condensed financial information was audited by other independent accountants. The Financial Statements of each of the Funds as well as the Consolidated Financial Statements of Equitable Life are contained in the SAI. The report for the Real Estate Fund (Separate Account No. 30 (Pooled)) includes an explanatory paragraph relating to the appraised valuation of real estate investments. Information is provided for the period that each Fund has been available under the Program, but not longer than 10 years.


GROWTH EQUITY FUND: SEPARATE ACCOUNT NO. 4 (POOLED)


              ------------------------------
                    INCOME AND EXPENSES
              ------------------------------
                                       NET
 YEAR ENDED               EXPENSES    INCOME
   DEC. 31,     INCOME    (NOTE A)    (LOSS)
1995            $
              --------  ----------  --------
1994            $2.03      (2.03)       .00
              --------  ----------  --------
1993*           $1.97      (1.92)       .05
              --------  ----------  --------
1992            $1.69      (1.75)      (.06)
              --------  ----------  --------
1991            $1.50      (1.52)      (.02)
              --------  ----------  --------
1990            $2.13      (1.16)       .97
              --------  ----------  --------
1989            $1.88      (1.09)       .79
              --------  ----------  --------
1988            $1.41       (.84)       .57
              --------  ----------  --------
1987            $1.35       (.89)       .46
              --------  ----------  --------
1986            $1.47       (.74)       .73
              --------  ----------  --------


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                 CAPITAL CHANGES                                      OPERATING STATISTICS
              ---------------------------------------------------  ---------------------------------------------------------
               NET REALIZED
                    AND                                                                              NUMBER OF
                UNREALIZED       NET       NET ASSET                  RATIO OF                         UNITS
                   GAINS       INCREASE    VALUE AT     NET ASSET     OPERATING     RATIO OF NET    OUTSTANDING    PORTFOLIO
                (LOSSES) ON   (DECREASE)   BEGINNING    VALUE AT     EXPENSES TO   INCOME (LOSS)     AT END OF     TURNOVER
 YEAR ENDED     INVESTMENTS    IN UNIT     OF PERIOD     END OF      AVERAGE NET   TO AVERAGE NET   PERIOD (IN    RATE (NOTE
   DEC. 31,      (NOTE B)       VALUE      (NOTE C)      PERIOD        ASSETS          ASSETS         000'S)          E)
1995                                                     $         %              %                              %
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1994               (4.23)        (4.23)     187.30       $183.07   1.11%          .00%                 1,441     91%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1993*              29.46         29.51      157.79       $187.30   1.14%          .03%                 1,431     82%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1992                 .92           .86      156.93       $157.79   1.17%          (.04)%               1,418     68%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1991               53.07         53.05      103.88       $156.93   1.16%          (.02)%               1,350     66%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1990              (14.99)       (14.02)     117.90       $103.88   1.10%          .92 %                1,295     93%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1989               35.17         35.96       81.94       $117.90   1.07%          .78 %                1,399     113%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1988               10.89         11.46       70.48       $ 81.94   1.09%          .75 %                1,587     101%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1987                2.92          3.38       67.10       $ 70.48   1.11%          .58 %                1,742     121%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1986                7.07          7.80       59.30       $ 67.10   1.09%          1.09 %               1,838     102%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------








AGGRESSIVE EQUITY FUND: SEPARATE ACCOUNT NO. 3 (POOLED)


              ----------------------------------
                      INCOME AND EXPENSES
              ----------------------------------
                                         NET
                                      INVESTMENT
 YEAR ENDED               EXPENSES      INCOME
   DEC. 31,     INCOME    (NOTE A)      (LOSS)
Jan 1-
 Nov. 30,
 1995
              --------  ----------  ------------
1994             $.19       (.43)        (.24)
              --------  ----------  ------------
1993*            $.27       (.42)        (.15)
              --------  ----------  ------------
1992             $.32       (.40)        (.08)
              --------  ----------  ------------
1991             $.29       (.33)        (.04)
              --------  ----------  ------------
1990             $.28       (.21)         .07
              --------  ----------  ------------
1989             $.29       (.17)         .12
              --------  ----------  ------------
1988             $.17       (.14)         .03
              --------  ----------  ------------
1987             $.18       (.17)         .01
              --------  ----------  ------------
1986             $.15       (.15)         .00
              --------  ----------  ------------

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                 CAPITAL CHANGES                                      OPERATING STATISTICS
              ---------------------------------------------------  ---------------------------------------------------------
               NET REALIZED
                    AND                                                                              NUMBER OF
                UNREALIZED       NET       NET ASSET                  RATIO OF      RATIO OF NET       UNITS
                   GAINS       INCREASE    VALUE AT     NET ASSET     OPERATING      INVESTMENT     OUTSTANDING    PORTFOLIO
                (LOSSES) ON   (DECREASE)   BEGINNING    VALUE AT     EXPENSES TO   INCOME (LOSS)     AT END OF     TURNOVER
 YEAR ENDED     INVESTMENTS    IN UNIT     OF PERIOD     END OF      AVERAGE NET   TO AVERAGE NET   PERIOD (IN    RATE (NOTE
   DEC. 31,      (NOTE B)       VALUE      (NOTE C)      PERIOD        ASSETS          ASSETS         000'S)          E)
Jan 1-
 Nov. 30,
 1995
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1994               (1.37)       (1.61)       35.30       $33.69         1.27%     (.72)%               1,590     94%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1993*               4.42         4.27        31.03       $35.30         1.31%     (.49)%               1,536     83%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1992               (1.15)       (1.23)       32.26       $31.03         1.33%     (.24)%               1,612     71%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1991               14.93        14.89        17.37       $32.26         1.28%     (.17)%               1,309     63%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1990                1.22         1.29        16.08       $17.37         1.26%     .46 %                  644     48%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1989                4.94         5.06        11.02       $16.08         1.22%     .86 %                  578     92%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1988                 .10          .13        10.89       $11.02         1.24%     .23 %                  626     103%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1987                (.36)        (.35)       11.24       $10.89         1.26%     .09 %                  536     227%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1986                 .08          .08        11.16       $11.24         1.23%     .05%                   398     162%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------

ADA FOREIGN FUND: SEPARATE ACCOUNT NO. 191


              ----------------------------------
                      INCOME AND EXPENSES
              ----------------------------------
                                         NET
 YEAR ENDED               EXPENSES    INVESTMENT
   DEC. 31,     INCOME    (NOTE A)      INCOME
1995          $
              --------  ----------  ------------
1994          $.50          (.13)   .37
              --------  ----------  ------------
1993*         $.27          (.09)   .18
              --------  ----------  ------------
Mar.2-
Dec. 31,
1992          $.39          (.08)   .31

              --------  ----------  ------------


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                 CAPITAL CHANGES                                      OPERATING STATISTICS
              ---------------------------------------------------  ---------------------------------------------------------
               NET REALIZED
                    AND                                               RATIO OF                       NUMBER OF
                UNREALIZED       NET       NET ASSET                 INVESTMENT     RATIO OF NET       UNITS
                   GAINS       INCREASE    VALUE AT     NET ASSET     OPERATING      INVESTMENT     OUTSTANDING
                (LOSSES) ON   (DECREASE)   BEGINNING    VALUE AT     EXPENSES TO   INCOME (LOSS)     AT END OF     PORTFOLIO
 YEAR ENDED     INVESTMENTS    IN UNIT     OF PERIOD     END OF      AVERAGE NET   TO AVERAGE NET   PERIOD (IN     TURNOVER
   DEC. 31,      (NOTE B)       VALUE      (NOTE C)      PERIOD        ASSETS          ASSETS         000'S)         RATE
1995                                                  $            %              %                              %
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1994          (.44)          (.07)       13.08        $13.01       0.98%          2.78%           5,537          N/A
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1993*         3.09           3.27        9.81         $13.08       1.04%          2.02%           4,220          N/A
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
Mar.2-
Dec. 31,
1992          (.50)          (.19)       10.00        $9.81        1.05%          4.10%           1,692          N/A
                                                                   (Note D)       (Note D)
              -------------  ----------  -----------  -----------  -------------  --------------


------------

   NOTES:

   * Prior to July 22, 1993, Equitable Capital Management Corporation (Equitable Capital) served as the investment adviser to the Funds. On July 22, 1993, Alliance Capital Management L.P. acquired the business and substantially all of the assets of Equitable Capital and became the investment adviser to the Funds.


   A. Enrollment, annual administration and actuarial and quarterly record maintenance and report fees are not included above and did not affect any Unit Values. Defined benefit plan annual administration and actuarial and quarterly record maintenance and report fees reduced the number of Fund Units credited to participants; enrollment fees were generally deducted from contributions to the Program.

   B. See Note 2 to Financial Statements of Separate Account Nos. 4 (Pooled) and 191, which may be found in the SAI.

   C. The Program became available beginning on January 1, 1968. The value for a Growth Equity Fund Unit was established at $10.00 on that date. The values for Aggressive Equity, and ADA Foreign Fund Units were established at $10.00 on May 1, 1985 and $18.07 on February 1, 1991, respectively, the dates on which those Funds were first made available under the Program.


   D.  Annualized basis.


   E. As of the close of business on November 30, 1995, all amounts held in Separate Account No. 3 (Pooled) for the Aggressive Equity Fund were transferred to Separate Account No. 200 and were invested in Class A shares of the MFS Emerging Growth Fund.

       Income, expenses, gains and losses shown above pertain only to participants' accumulations attributable to the Program. Other plans also participate in the Growth Equity Fund and may have operating results and other supplementary data different from those shown above.

FUND UNIT VALUES

   Unit values for the Aggressive Equity Fund (reflecting only the value of units of Separate Account No. 200), the Equity Index Fund and the Lifecycle Funds are shown below.



                                                    LIFECYCLE
                     AGGRESSIVE    EQUITY INDEX      FUND--          LIFECYCLE
UNIT VALUE AS OF:    EQUITY FUND       FUND       CONSERVATIVE    FUND-- MODERATE
-----------------  -------------  ------------  ---------------  ---------------
December 31, 1994          --         $ 9.71             --               --
-----------------  -------------  ------------  ---------------  ---------------
December 31, 1995      $42.62         $13.12         $10.59           $11.01
-----------------  -------------  ------------  ---------------  ---------------

REAL ESTATE FUND: Separate Account No. 30 (Pooled)


              ----------------------------------
                      INCOME AND EXPENSES
              ----------------------------------
                                         NET
                                      INVESTMENT
 YEAR ENDED               EXPENSES      INCOME
   DEC. 31,     INCOME    (NOTE A)      (LOSS)
------------  --------  ----------  ------------
1995            $
              --------  ----------  ------------
1994             0.04       (.24)        (.20)
              --------  ----------  ------------
1993             0.01       (.24)        (.23)
              --------  ----------  ------------
1992             0.01       (.25)        (.24)
              --------  ----------  ------------
1991             0.01       (.26)        (.25)
              --------  ----------  ------------
1990             0.02       (.27)        (.25)
              --------  ----------  ------------
1989             0.02       (.25)        (.23)
              --------  ----------  ------------
1988             0.02       (.24)        (.22)
              --------  ----------  ------------
1987             0.04       (.22)        (.18)
              --------  ----------  ------------
Aug. 29-
Dec. 31,
1986            $0.01      (0.07)       (0.06)

              --------  ----------  ------------



                    (RESTUBBED TABLE CONTINUED FROM ABOVE)



                                CAPITAL CHANGES                                      OPERATING STATISTICS
              --------------------------------------------------  ---------------------------------------------------------
               NET REALIZED
                    AND                                                            RATIO OF NET     NUMBER OF
                UNREALIZED       NET      UNIT VALUE                 RATIO OF       INVESTMENT        UNITS
                   GAINS       INCREASE       AT       UNIT VALUE    OPERATING      INCOME OR      OUTSTANDING    PORTFOLIO
                (LOSSES) ON   (DECREASE)   BEGINNING   AT END OF    EXPENSES TO     (LOSS) TO       AT END OF     TURNOVER
 YEAR ENDED     INVESTMENTS    IN UNIT     OF PERIOD     PERIOD     AVERAGE NET    AVERAGE NET     PERIOD (IN    RATE (NOTE
   DEC. 31,      (NOTE B)       VALUE      (NOTE C)     (NOTE F)      ASSETS          ASSETS         000'S)          E)
------------  -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1995                                        $            $
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1994                .65           .45        10.44        10.89   2.26%               (1.87%)          311      N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1993                .22          (.01)       10.45        10.44   2.26%               (2.20%)          408      N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1992               (.38)         (.62)       11.07        10.45   2.30%               (2.25%)          511      N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1991               (.84)        (1.09)       12.16        11.07   2.21%               (2.10%)          515      N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1990                .05         (0.20)       12.36        12.16   2.14%               (1.96%)          530      N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1989               1.08          0.85        11.51        12.36   2.11%               (1.93%)          584      N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1988                .89          0.67        10.84        11.51   2.12%               (1.98%)          787      N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1987                .85          0.67        10.17        10.84   2.13%               (1.71%)          732      N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
Aug. 29-
Dec. 31,
1986               0.23          0.17        10.00       $10.17   2.06%               (1.71%)          438      N/A
                                                                  (Note D)           (Note D)
              -------------  ----------  -----------  ----------  -------------  --------------  -------------

------------

   NOTES:

A. Enrollment and quarterly record maintenance and report fees are not included above and did not affect Real Estate Fund Unit Values. Quarterly record maintenance and report fees reduced the number of Real Estate Fund Units credited to participants; enrollment fees were generally deducted from contributions to the Program.

B.     The change in the value of Separate Account No. 8 units owned by the



       Account and any realized gains (losses) from the redemption of such units are included in net realized and unrealized gain on investments--see Note 2 to Financial Statements of Separate Account No. 30 (Pooled), which may be found in the SAI.

C. The value for a Real Estate Fund Unit was established at $10.00 on August 29, 1986, the date on which the Fund commenced operations.

D.     Annualized basis.

E. The Real Estate Fund invests solely in units of Equitable's Separate Account Nos. 2A and 8 (Pooled); thus, there is no applicable portfolio turnover rate for the Real Estate Fund.

F. The Real Estate Fund Unit Values shown above are based on the year-end values for Separate Account Nos. 2A and 8. However, the Unit Values used under the Program for determining Account Balances, processing transactions and calculating performance (including Account Balances, transactions and performance effected or reported on December 31) are based on the last Real Estate Fund Unit Value determined in each relevant period and, therefore, such Unit Values reflect the values of Separate Account Nos. 2A and 8 as of dates prior to the last day of such periods.

       Income, expenses, gains and losses shown above pertain only to participants' accumulations attributable to the Program. Other plans also participate in Separate Account No. 30 (Pooled) and may have operating results and other supplementary data different from those shown above.

                              INVESTMENT OPTIONS



Ten INVESTMENT OPTIONS are available under the Program. Seven of the Investment Options are Funds, the Real Estate Fund and six which we call the Equity Funds. The six Equity Funds are: the Growth Equity Fund, the Aggressive Equity Fund, the ADA Foreign Fund, the Equity Index Fund, the Lifecycle Fund--Conservative and the Lifecycle Fund--Moderate. The three additional Investment Options are guaranteed options: three and five year Guaranteed Rate Accounts and the Money Market Guarantee Account. See our separate prospectus for a detailed description of the Equity Index Fund and the Lifecycle Funds.


                               THE EQUITY FUNDS


Each of the Equity Funds has a different investment objective that it seeks to achieve by following specific investment policies. We have the right to change the investment objectives of the Growth Equity Fund, subject to the approval of the New York State Insurance Department, although we do not anticipate making such a change. The investment objectives of the Aggressive Equity, ADA Foreign, Equity Index and the Lifecycle Funds, including the choice of the corresponding underlying funds, can only be changed by the Trustees. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES OF ANY OF THE FUNDS WILL BE MET. See Risks and Investment Techniques--Equity Funds.

THE GROWTH EQUITY FUND

OBJECTIVE. The Growth Equity Fund seeks to achieve long-term growth of capital by investing in the securities of carefully selected companies we believe will share in the growth of our nation's economy-- and those of other leading industrialized countries--over a long period. The Growth Equity Fund invests in securities of companies of any capitalization but is generally invested primarily in securities of intermediate to large sized companies.

INVESTMENT POLICIES. The Growth Equity Fund invests primarily in common stocks. Smaller amounts may be invested in other equity-type securities, such as convertible preferred stocks or convertible debt instruments. The Growth Equity Fund may use its assets to make non-equity investments. These could include non-participating and non-convertible preferred stocks, bonds and debentures. Some non-equity investments may carry certain equity features such as conversion or exchange rights or warrants for the acquisition of stocks of the same or different issuers or participation based on revenues, sales or profits. If, in light of economic conditions and the general level of stock prices, it appears that the Fund's investment objectives will not be met by buying equities, non-equity investment may be substantial. The Fund may invest up to 10% of its total assets in restricted securities.

The Growth Equity Fund may make temporary investments in government obligations, short-term commercial paper and other money market instruments, either directly or through our Separate Account No. 2A. While equity investments will be made primarily in securities of United States companies or foreign companies doing substantial business here, up to 15% of the value of the Fund's assets may be invested in the securities of established foreign companies without substantial business in the United States. See Risks and Investment Techniques--Equity Funds for more information on restricted securities, Separate Account No. 2A, securities of medium and smaller sized companies, foreign securities, investment concentration, money market investments and convertible securities.

THE AGGRESSIVE EQUITY FUND


OBJECTIVE. The Aggressive Equity Fund seeks to achieve long-term growth of capital by investing in a mutual fund designated by the Trustees, the MFS Emerging Growth Fund, which will, in turn, invest primarily in companies, that are early in their life cycle but which have the potential to become major enterprises (emerging growth companies). There is no assurance that this objective will be met.

INVESTMENT POLICIES. The Aggressive Equity Fund invests 100 percent of its assets in Class A shares of the MFS Emerging Growth Fund. Prior to December 1, 1995, the Aggressive Equity Fund invested in our Separate Account No. 3 (Pooled).

THE MFS EMERGING GROWTH FUND. The MFS Emerging Growth Fund's investment objective is to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Fund's investment objective of long-term growth of capital.

The Fund's policy is to invest primarily (i.e., at least 80% of its assets under normal circumstances) in common stocks of companies that are early in their life cycle but which MFS believes have the potential to become major enterprises (emerging growth companies). MFS believes that such companies generally would be expected to show earnings growth over time that is well above the growth rate of the overall economy and the rate of inflation, and would have the products, technologies, management, market and other opportunities which are usually necessary to become more widely recognized as growth companies. Emerging growth companies can be of any size, and the Fund may invest in larger or more established companies whose rates of earnings growth are expected to accelerate because of special factors, such as rejuvenated management, new products, changes in consumer demand, or basic changes in the economic environment.

The nature of investing in emerging growth companies involves greater risk than is customarily associated with investments in more established companies. Emerging growth companies often have limited product lines, markets or financial resources, and they may be dependent on one-person management. In addition, there may be less research available on many promising small and medium sized emerging growth companies, making it more difficult to find and analyze these companies. The securities of emerging growth companies may have limited marketability and may be subject to more abrupt or erratic market movements than securities of larger, more established growth companies or the market averages in general. Shares of the Fund, therefore, are subject to greater fluctuation in value than shares of a conservative equity fund or of a growth fund which invests entirely in proven growth stocks.

For further information about the MFS Emerging Growth Fund, including risk factors, see the MFS Emerging Growth Fund's prospectus and Statement of Additional Information. Participants and employers should carefully read the prospectus of the MFS Emerging Growth Fund before they allocate contributions or transfer amounts to the Aggressive Equity Fund.

The MFS Series Trust II ("Trust") was organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end management investment company. As a series mutual fund, the Trust issues shares in different investment portfolios, one of which is the MFS Emerging Growth Fund, a diversified series of the Trust. The investment adviser of the MFS Emerging Growth Fund is MFS.

VOTING RIGHTS. The MFS Emerging Growth Fund does not hold annual meetings of shareholders. If a meeting of shareholders is held, they may vote on such matters as election of trustees and any other matters requiring a vote by shareholders under the 1940 Act. Equitable Life will vote the shares of the MFS Emerging Growth Fund allocated to the Aggressive Equity Fund in accordance with instructions received from employers, participants or trustees, as appropriate, in the Aggressive Equity Fund. Each employer, participant or trustee, as appropriate, will be allowed to instruct Equitable Life on how to vote shares of the MFS Emerging Growth Fund in proportion to their interest in the Aggressive Equity Fund as of the record date for the shareholders meeting. Equitable Life will abstain from voting shares as to which no instructions are received. Employers, participants or trustees will receive periodic reports relating to the MFS Emerging Growth Fund and proxy materials together with a voting instruction form, in connection with shareholders meetings. The costs of soliciting voting instructions from participants will be borne by the MFS Emerging Growth Fund.


THE ADA FOREIGN FUND


OBJECTIVE. The ADA Foreign Fund invests 100 percent of its assets in shares of the Templeton Foreign Fund which, in turn, seeks long-term capital growth through a flexible policy of investing primarily in common stocks of companies outside the United States. There is no assurance that this objective will be met.

INVESTMENT POLICIES. The ADA Foreign Fund invests 100 percent of its assets in shares of the Templeton Foreign Fund. Prior to May 1, 1996, the ADA Foreign Fund invested approximately 95% of its assets in shares of the Templeton Foreign Fund and the balance in our Separate Account No. 2A.

TEMPLETON FOREIGN FUND. The Templeton Foreign Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. Although the Templeton Foreign Fund generally invests in common stock, it may also invest in preferred stock and certain debt securities, rated or unrated, such as convertible bonds and bonds selling at a discount. The Templeton Foreign Fund may for temporary defensive purposes invest without limit in U.S. Government securities, bank time deposits in the currency of any major nation, commercial paper and repurchase agreements with banks or broker-dealers.

The Templeton Foreign Fund is a portfolio of Templeton Funds, Inc., a series fund which was incorporated under Maryland law in 1977 and is registered under the 1940 Act as an open-end diversified management investment company. As a series mutual fund, Templeton Funds, Inc. issues shares in two investment portfolios, although the Templeton Foreign Fund is the only Templeton fund available under the ADA program. The Templeton Foreign Fund had total net assets of $7.5 billion as of December 31, 1995. The investment manager of the Templeton Foreign Fund is Templeton Global Advisors Ltd., Nassau, Bahamas, an indirect wholly-owned subsidiary of Franklin Resources, Inc.

For additional information about the Templeton Foreign Fund, including risk factors, see the Templeton Foreign Fund's prospectus and Statement of Additional Information. Free copies of those documents may be obtained by calling an Equitable Life Account Executive. Participants and employers should carefully read the prospectus of the Templeton Foreign Fund before they allocate contributions or transfer amounts to the ADA Foreign Fund.


VOTING RIGHTS. Templeton Funds, Inc. is not required under state law to hold annual meetings of shareholders and may elect not to do so. If a meeting of shareholders is held, they may vote on such matters as election of directors and any other matters requiring a vote by shareholders under the 1940 Act. Equitable Life will vote the shares of the Templeton Foreign Fund allocated to the ADA Foreign Fund in accordance with instructions received from employers, participants or trustees, as the case may be, in the ADA Foreign Fund. Each participant for whom we maintain records and, in other cases, the employer or trustee, will be allowed to instruct Equitable Life on how to vote shares of the Templeton Foreign Fund in proportion to his or her interest in the ADA Foreign Fund as of the record date for the shareholder meeting. Equitable Life will abstain from voting shares as to which no instructions are received. Participants, employers or trustees, as the case may be, in the ADA Foreign Fund will receive periodic reports relating to the Templeton Foreign Fund and proxy material, together with a voting instruction form, in connection with shareholder meetings. By agreement, the responsibility for soliciting such voting instructions and the costs of solicitation will be borne by Templeton Funds, Inc.


THE EQUITY INDEX FUND

OBJECTIVE. The Equity Index Fund seeks to achieve a total return which parallels that of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") by investing in a mutual fund designated by the Trustees, the Seven Seas Series S&P 500 Index Fund (a portfolio of The Seven Seas Series S&P Index Fund -- "The Seven Seas Series Fund"). There is no assurance that this objective will be met.

INVESTMENT POLICIES. The Equity Index Fund will invest 100 percent of its assets in shares of the Seven Seas S&P 500 Index Fund.

THE SEVEN SEAS S&P 500 FUND. The Seven Seas S&P 500 Index Fund's investment objective is to emulate the total return of the S&P 500 Index. The Seven Seas S&P 500 Index Fund seeks to achieve its objective by investing in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. To the extent that all 500 stocks cannot be purchased, the Seven Seas S&P 500 Index Fund will purchase a representative sample of the stocks listed in the S&P 500 Index in proportion to their weightings.

The Seven Seas Series Fund was organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end diversified management investment company. As a series mutual fund, The Seven Seas Series Fund issues shares in different investment portfolios, one of which is the Seven Seas S&P 500 Index Fund. The investment adviser of the Seven Seas S&P 500 Index Fund is State Street.

"S&P 500" IS A TRADEMARK OF STANDARD & POOR'S CORPORATION THAT HAS BEEN LICENSED FOR USE BY THE SEVEN SEAS SERIES FUND. THE SEVEN SEAS SERIES FUND IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S CORPORATION, AND STANDARD & POOR'S CORPORATION MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE SEVEN SEAS SERIES FUND.

The S&P 500 Index is composed of 500 common stocks which are chosen by Standard & Poor's Corporation to best capture the price performance of a large cross-section of the United States publicly traded stock market. The S&P 500 Index is structured to approximate the general distribution of industries in the United States economy. The inclusion of a stock in the S&P 500 Index in no way implies that Standard & Poor's Corporation believes the stock to be an attractive investment, nor is Standard & Poor's a sponsor or in any way affiliated with the Seven Seas S&P 500 Index Fund or the Equity Index Fund. The 500 securities, most of which trade on the New York Stock Exchange, represent approximately 75 percent of the market value of all common stocks. Each stock in the S&P 500 Index is weighted by its market capitalization. That is, each security is weighted by its total market value relative to the total market values of all the securities in the S&P 500 Index. Component stocks included in the S&P 500 Index are chosen with the aim of achieving a distribution at the index level representative of the various components of the United States gross national product and therefore do not represent the 500 largest companies. Aggregate market value and trading activity are also considered in the selection process. A limited percentage of the S&P 500 Index may include Canadian securities. No other foreign securities are eligible for inclusion.


For further information about the Seven Seas S&P 500 Index Fund, including risk factors, see The Seven Seas Series Fund's prospectus and the related statement of additional information. Free additional copies of The Seven Seas Series Fund prospectus and copies of the related statement of additional information may be obtained by calling an Equitable Life Account Executive. Participants and Employers should carefully read the prospectus of The Seven Seas Series Fund before they allocate contributions or transfer amounts to the Equity Index Fund.


VOTING RIGHTS: The Seven Seas Series Fund does not hold annual meetings of shareholders. If a meeting of shareholders is held, they may vote on such matters as election of trustees and any other matters requiring a vote by shareholders under the 1940 Act. Equitable Life will vote the shares of the Seven Seas S&P 500 Index Fund allocated to the Equity Index Fund in accordance with instructions received from employers, participants or trustees, as appropriate, in the Equity Index Fund. Each employer, participant or trustee, as appropriate, will be allowed to instruct Equitable Life on how to vote shares of the Seven Seas S&P 500 Index Fund in proportion to their interest in the Equity Index Fund as of the record date for the shareholder meeting. Equitable Life will abstain from voting shares as to which no instructions are received. Employers, participants or trustees will receive periodic reports relating to the Seven Seas S&P 500 Index Fund and proxy materials together with a voting instruction form, in connection with shareholder meetings. The costs of soliciting voting instructions from participants will be borne by the Seven Seas Series Fund.


LIFECYCLE FUNDS--CONSERVATIVE AND MODERATE

Each Lifecycle Fund is a separate account of Equitable Life. Contributions may be made to the Lifecycle Fund--Conservative and/or the Lifecycle Fund--Moderate. Each of the Lifecycle Funds invests in a Lifecycle Fund Group Trust. Each such Group Trust has identical investment objectives and policies to the Lifecycle Fund to which it relates. In turn each of the Lifecycle Fund Group Trusts invests in a mix of Underlying Funds.

THE LIFECYCLE FUND GROUP TRUSTS

The Lifecycle Funds Group Trusts are collective investment funds maintained by State Street. Each Lifecycle Fund Group Trust is organized as a common law trust under Massachusetts law, and, because of exclusionary provisions, is not subject to regulation under the 1940 Act.

There are two Lifecycle Fund Group Trusts: the Lifecycle Fund Group Trust-Conservative and the Lifecycle Fund Group Trust-Moderate. State Street serves as the trustee and investment manager to each of these Group Trusts. Each of the Lifecycle Fund Group Trusts attempts to achieve its investment objective by investing in a mix of underlying collective investment funds (the Underlying Funds) maintained by State Street and offered exclusively to tax exempt retirement plans.

LIFECYCLE FUND GROUP TRUST--CONSERVATIVE

OBJECTIVE. The Lifecycle Fund Group Trust--Conservative seeks to provide current income and a low to moderate growth of capital. There is no assurance that this objective will be met.

INVESTMENT POLICIES. The Lifecycle Group Trust--Conservative seeks to achieve its objective by investing 100% of its assets in units of a mix of Underlying Funds in accordance with certain target percentage weightings. The table below shows the mix of Underlying Funds targeted by the Lifecycle Fund Group Trust--Conservative.

 S&P 500 Flagship Fund ...................15%
Russell 2000 Fund ....................... 5%
Daily EAFE Fund ......................... 10%
Daily Government/Corporate Bond Fund  ... 50%
Short Term Investment Fund .............. 20%

The target percentages shown above are reviewed annually by the ADA Trustees and may be revised as recommended, subject to State Street's approval. State Street, as investment manager of the Lifecycle Fund Group Trust--Conservative, from time to time makes adjustments in the mix of Underlying Funds, as needed to maintain, to the extent practicable, the target percentages in each of the Underlying Funds.

LIFECYCLE FUND GROUP TRUST--MODERATE

OBJECTIVE. The Lifecycle Fund Group Trust--Moderate seeks to provide growth of capital and a reasonable level of current income. There is no assurance that this objective will be met.
INVESTMENT POLICIES. The Lifecycle Fund Group Trust--Moderate seeks to achieve its investment objective by investing 100% of its assets in units of a mix of Underlying Funds in accordance with certain target percentage weightings. The table below shows the mix of Underlying Funds targeted by the Lifecycle Fund Group Trust--Moderate.

S&P 500 Flagship Fund ................... 35%
Russell 2000 Fund ....................... 10%
Daily EAFE Fund ......................... 15%
Daily Government/Corporate Bond Fund  ... 30%
Short Term Investment Fund .............. 10%

The target percentages shown above are reviewed annually by the ADA Trustees and may be revised as recommended, subject to State Street's approval. State Street, as investment manager of the Lifecycle Fund Group Trust--Moderate, from time to time makes adjustments in the mix of Underlying Funds, as needed to maintain, to the extent practicable, the target percentages in each of the Underlying Funds.

THE UNDERLYING FUNDS

Like the Lifecycle Fund Group Trusts, the Underlying Funds are collective investment funds maintained by State Street and offered exclusively to tax exempt retirement plans. Unlike the Lifecycle Fund Group Trusts, however, which are available only under the ADA Program, the Underlying Funds may receive contributions from other tax exempt retirement plans.

For a description of the Underlying Funds in which the Lifecycle Fund Group Trusts invest, see our separate prospectus for the Lifecycle Funds -- Conservative and Moderate.


RISKS AND INVESTMENT TECHNIQUES--EQUITY FUNDS

You should be aware that any investment in securities carries with it a risk of loss. The investment objective and policies of the Growth Equity Fund may affect the return of the Fund. Additionally, there are market and financial risks inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer but which affect the way markets, and securities within those markets, perform. We sometimes describe market risk in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities.

By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations. The risk factors and investment techniques associated with the Growth Equity Fund are stated below.

See the prospectuses and Statements of Additional Information for the MFS Emerging Growth Fund, Templeton Foreign Fund and the Seven Seas S&P 500 Fund for additional information on the special risks of investment in these funds through the Aggressive Equity Fund, the ADA Foreign Fund and the Equity Index Fund, respectively, and see our separate prospectus for information on the special risks of investing in the Equity Index and Lifecycle Funds.

FOREIGN SECURITIES. The Growth Equity Fund may make a limited portion of its investments in the securities of established foreign companies which do not do substantial business in the United States. For many foreign securities, there are dollar-denominated American Depository Receipts (ADRs), which are traded in the United States on exchanges or over-the-counter, and are issued by domestic banks. The Fund may invest in foreign securities directly and through ADRs and may hold some foreign securities outside of the US. ADRs do not lessen the foreign exchange risk inherent in investing in the securities of foreign issuers. However, by investing in ADRs rather than directly in foreign issuers' stock, the Fund will avoid currency risks during the settlement period for either purchases or sales. Foreign investments may involve risks not present in domestic investments, such as changes in the political or economic climate of countries in which companies do business. Foreign securities may be less liquid or subject to greater price volatility than securities of domestic issuers, and foreign accounting, auditing and disclosure standards may differ from domestic standards. There may be less regulation in foreign countries of stock exchanges, brokers, banks, and listed companies than in the United States. The value of foreign investments may rise or fall because of changes in currency exchange rates or exchange controls.

RESTRICTED SECURITIES. The Growth Equity Fund may make investments in restricted securities. Restricted securities are generally less liquid than registered securities and market quotations for such securities may not be readily available. The Fund may not be able to sell restricted securities except pursuant to registration under applicable Federal and State securities laws or pursuant to Securities and Exchange Commission rules which limit their sale to certain purchasers and may require that they be held by the Funds for a specified period of time prior to resale. Because of these restrictions, at times the Fund may not be readily able to sell them at fair market value.

SECURITIES OF MEDIUM AND SMALLER SIZED COMPANIES. In addition to large sized companies, the Growth Equity Fund may invest in securities of medium and smaller sized companies. For this purpose the term medium and smaller sized companies means companies with $500 million to $1.5 billion in capitalization. Medium and smaller sized companies may be dependent on the performance of only one or two products. Such companies may be vulnerable to competition from larger companies with greater resources and to economic conditions affecting their market sector. Therefore, consistent earnings may not be as likely in small companies as in large companies. Such companies may also be more dependent on access to equity markets to raise capital than larger companies with greater ability to support debt. Small and medium sized companies may be new, without long business or management histories, and perceived by the market as unproven. Their securities may be held primarily by insiders or institutional investors, which may have an impact on marketability. The price of these stocks may rise and fall more frequently and to a greater extent than the overall market.

INVESTMENT CONCENTRATION. From time to time, the equity holdings in the Growth Equity Fund may be concentrated in the securities of a relatively small number of issuers. In no event will an investment be made for the Fund in the securities of one issuer if such investment would cause more than 10% of the book value of the Growth Equity Fund to be invested in the securities of that issuer, and no investment will be made for the Fund if such investment would cause more than 40% of the book value of the Fund to be invested in the securities of four or fewer issuers. This strategy of investment concentration may increase an investor's risk of loss in the event of a decline in the value of one of these securities. As of December 31, 1995,
   % (of market value) of the Growth Equity Fund was held in the stocks of four issuers. See Separate Account No. 4 (Pooled) Statement of Investments and Net Assets in the SAI.

MONEY MARKET INVESTMENTS. The Growth Equity Fund may make temporary investments in government obligations, short-term commercial paper and other money market instruments. They may buy these directly or acquire units in our Separate Account No. 2A. We maintain Separate Account No. 2A to provide a more efficient means for certain of our separate accounts to invest cash positions on a pooled basis at no additional cost. Separate Account No. 2A seeks to obtain a high level of current income, preserve its assets and maintain liquidity. It invests only in short-term securities which mature in 60 days or less from the date of purchase or which are subject to repurchase agreements requiring repurchase in 60 days or less. In repurchase agreements, Separate Account No. 2A buys securities from a seller, usually a bank or brokerage firm, with the understanding that the seller will repurchase the securities at a higher price at a future date. Such transactions afford an opportunity for Separate Account No. 2A to earn a fixed rate of return on available cash at minimal market risk, although the account may be subject to various delays and risks of loss if the seller is unable to meet its obligation to repurchase. Units in Separate Account No. 2A are not registered under the Securities Act of 1933.

The kinds of direct investments the Fund makes in money market instruments will be payable only in United States dollars and will consist principally of securities issued or guaranteed by the United States Government or one of its agencies or instrumentalities, negotiable certificates of deposit, bankers' acceptances or bank time deposits, repurchase agreements (covering securities issued or guaranteed by the United States Government or one of its agencies or instrumentalities, certificates of deposit or bankers' acceptances), commercial paper that is rated Prime-1 by Moody's Investors Service ("Moodys") or A-1 or A-1 Plus by Standard & Poor's Corporation ("S&P"), unrated commercial paper, master demand notes or variable amount floating rate notes of any issuer that has an outstanding issue of unsecured debt that is currently rated Aa or better by Moody's or AA or better by S&P, and any debt securities issued or guaranteed by an issuer, which is currently rated Aa or better by Moody's or AA or better by S&P, with less than one year to maturity. Such investments may include Eurodollars, certificates of deposit and commercial paper issued by Schedule B Banks.

CONVERTIBLE SECURITIES. The Growth Equity Fund may invest in convertible preferred stocks or convertible debt instruments. Convertible securities contain both debt and equity features. Because of their debt element, they may provide some protection when stock prices decline. Nevertheless, convertible securities may lose significant value in periods of extreme market volatility.


HOW WE CALCULATE THE VALUE OF AMOUNTS ALLOCATED TO THE EQUITY FUNDS

CONTRIBUTIONS AND TRANSFERS: PURCHASE OF FUND UNITS. The portion of each contribution or transfer allocated to an Equity Fund will be used to purchase Units. Your interest in each Fund is represented by the value of the Units credited to your Account for that Fund. The number of Units purchased by a contribution or transfer to a Fund is calculated by dividing the amount allocated by the Unit Value calculated as of the close of business on the day we receive your contribution or transfer instruction. The number of Units credited to your Account will not vary because of any subsequent fluctuation in the Unit Value, but the value of a Unit fluctuates with the investment experience of the Fund. In other words, the Unit Value will reflect the investment income and realized and unrealized capital gains and losses of that Fund as well as the deductions and charges we make to the Fund.

HOW WE DETERMINE THE UNIT VALUE. We determine the Unit Value for each Equity Fund at the end of each business day. The Unit Value for each Fund is calculated by first determining a gross unit value, which reflects only investment performance, and then adjusting it for Fund expenses to obtain the Fund Unit Value. We determine the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day (for the Growth Equity Fund we also subtract any audit and custodial fees). We calculate the net investment factor as follows:


 o First, we take the value of the Fund's assets at the close of business on the preceding business day.

 o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.

 o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.

 o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.

The Fund Unit Value is calculated on every business day by multiplying the Fund Unit Value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:

 (a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month; and

 (b) is the charge to the Fund for that month for the daily accrual of fees and other expenses times the number of days since the end of the preceding month.

For information on how we value the assets of the Equity Funds, see the SAI.


The Aggressive Equity Fund's investments in the MFS Emerging Growth Fund, the ADA Foreign Fund's investment in the Templeton Foreign Fund and the Equity Index Fund's investment in the Seven Seas S&P 500 Index Fund will be valued at the underlying mutual fund's net asset value per share.


The investments made by each of the Lifecycle Funds in units of the corresponding Lifecycle Fund Group Trust will be valued at the net asset value of the units of such Lifecycle Fund Group Trust. Investments made by each Lifecycle Fund Group Trust in the Underlying Funds will be valued at the Underlying Fund's net asset value per unit. The units of each Underlying Fund are valued daily. For a more detailed description of how the Underlying Funds are valued, see our separate prospectus for the Lifecycle Funds -- Conservative and Moderate.

                             THE REAL ESTATE FUND

REAL ESTATE FUND OBJECTIVES AND INVESTMENT POLICIES

OBJECTIVE. The Real Estate Fund, Separate Account No. 30, invests primarily, though not exclusively, in units of our Separate Account No. 8 (the "Prime Property Fund"), which in turn invests primarily in real property. The Prime Property Fund seeks to achieve a stable rate of return over an extended period of time through rental income and appreciation of real property values. In addition, the Real Estate Fund seeks to maintain a level of liquidity consistent with anticipated distributions and transfers. The Real Estate Fund's liquid assets typically range from 0 to 10% of its total assets, although the actual level of liquidity will depend on contributions, distributions and transfers. See Special Risks Related to the Real Estate Fund. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES OF THE REAL ESTATE FUND OR OF PRIME PROPERTY FUND WILL BE MET.

INVESTMENT POLICIES OF PRIME PROPERTY FUND. Prime Property Fund seeks the acquisition and long-term ownership of high-grade, income-producing real property. Prime Property Fund seeks to invest in properties that are located in strong rental markets and have continuous potential for resale. Properties are located throughout the United States. The distribution of investments by property type and by location of properties is expected to change from time to time. For additional information about the distribution of investments, see Prime Property Fund Investments in the SAI.

In selecting a property for Prime Property Fund, we consider its location, potential income stream, cost, potential for increasing rental income and capital appreciation, resale marketability and architectural and other physical attributes. We also evaluate the risks, including environmental risks, involved with the property, as well as the probability and potential impact of changes in the local economy. There are no limits as to how much Prime Property Fund can invest in any one property. Currently, however, we do not intend to invest more than 10% of Prime Property Fund's assets in any one property. Prime Property Fund may invest in construction and mortgage loans receivable and notes receivable. Mortgages may be accepted as partial consideration for properties sold.

Prime Property Fund acquires both existing and developmental properties. Prime Property Fund will also enter into forward commitments, under which it agrees to purchase a property upon completion of construction or leasing. Prime Property Fund does not currently expect to invest more than 10% of its assets in developmental properties.

Prime Property Fund participates in joint ventures, particularly with regard to large properties. In general, co-venturers will be real estate developers, and joint ventures with them may involve property development projects. We seek to form joint ventures with persons and companies who, because of our experience with them or investigation into their financial condition and business history, we regard as experienced and financially responsible. Prime Property Fund may issue construction and mortgage loans on a fixed or variable rate basis in connection with joint ventures in which it participates. If Prime Property Fund issues fixed rate loans, it may seek to stabilize the market value of such loans by engaging in interest rate hedging transactions, to the extent permitted under applicable regulatory requirements.

Prime Property Fund may use mortgage financing to acquire properties, may mortgage properties after acquisition, may acquire properties subject to mortgages and may enter into joint ventures or other arrangements that require mortgage financing. There is no limit on mortgage indebtedness with respect to any one property. Prime Property Fund may also borrow money in order to acquire new properties or improve existing investments. These borrowings may have recourse to wholly-owned properties or may be secured by the general credit of the Fund and thus have recourse to the entire Fund. During the period from 1986 through 1995 Prime Property Fund's total borrowings secured by wholly-owned properties ranged from 6.2% to 15.7% of the total portfolio value. Properties held by joint ventures may also be mortgaged. For more information regarding borrowings secured by wholly-owned properties see Prime Property Fund Investments in the SAI. Prime Property Fund may borrow in order to provide working capital for repairs and improvements and to meet other cash flow requirements. Prime Property Fund does not borrow in order to meet investors' withdrawal requests.


Consistent with Prime Property Fund's investment objectives, it may engage in transactions and invest in properties other than or in addition to those described above.

Prime Property Fund does not seek a specified holding period for the properties it acquires. Prime Property Fund will buy and sell properties at any time; in general, however, it seeks to hold properties for long-term investment.


Most properties are managed by us or our affiliates. At December 31, 1995 independent managing and leasing agents managed properties representing
approximately     % of aggregate appraised values.


INVESTMENT RISKS RELATED TO PRIME PROPERTY FUND. Prime Property Fund is subject to the risks generally incident to the ownership of real property. These include the uncertainty of cash flow, the need to meet fixed and other obligations, shifts in real estate markets in general and in local markets in particular, adverse changes in economic and social conditions, including demographic trends, changes in operating expenses, including real estate taxes, changes in tax, zoning, building, environmental and other laws, losses due to nonpayment of rent, other uninsured losses and other risks beyond our control. However, we believe that the large number of properties held in Prime Property Fund and their geographic and use diversification provide a measure of protection against these risks.

Investments in developmental properties are subject to additional risks, which include cost overruns, construction delays, difficulties in finding suitable tenants and delays in fully renting the property. Joint ventures may be vulnerable to losses as a result of a joint venturer's financial difficulties. In addition, the joint venturer may at times have objectives that are contrary to those of Prime Property Fund. Construction loans may be vulnerable to losses due to a developer's financial difficulties. In general, construction loans will not be personal obligations of the borrower, and Prime Property Fund will look solely to the underlying property in case of default. Other liens such as mechanics' liens may have priority over Prime Property Fund's security interest in the property.


INVESTMENT POLICIES RELATED TO LIQUID ASSETS. A portion of the Real Estate Fund assets may be held in liquid assets. The portion of the Fund for which liquidity is the investment objective may be invested in units of our Separate Account No. 2A. See Money Market Investments under Risks and Investment Techniques--Equity Funds. In addition, the Real Estate Fund may invest directly in government obligations, short-term commercial paper and other money market instruments of the types described above. Prime Property Fund may also invest in these short-term securities directly or through investment in units of Separate Account No. 2A. The Real Estate Fund seeks to hold enough liquid assets to provide for expected withdrawals. These holdings could, however, tend to reduce the investment performance of the Fund as compared to that of Prime Property Fund or a fund fully invested in real estate.

SPECIAL RISKS RELATED TO THE REAL ESTATE FUND

LIQUIDITY. There is no assurance that the Real Estate Fund will have sufficient liquidity to make distributions and transfers when requested under the Program or when required by law. From 1991 to June 1994 the Real Estate Fund was using substantially all of its available cash flow and liquid assets to pay participant withdrawal requests, and withdrawals were being delayed in accordance with the procedures described below. As of the date of this prospectus, the Real Estate Fund has sufficient liquidity and is paying participant withdrawals on a current basis.

IN LIGHT OF THE RISKS AND POSSIBLE ILLIQUIDITY OF AN INVESTMENT IN THE REAL ESTATE FUND, YOU AS AN INDIVIDUAL PARTICIPANT SHOULD CONSIDER LIMITING THE AMOUNT YOU ALLOCATE TO IT, PARTICULARLY AS YOU NEAR RETIREMENT. In considering this matter, you should take into account the other assets in your investment portfolio, both in your plan and elsewhere, and the distributions you anticipate taking from your plan in the foreseeable future.

If the Real Estate Fund does not have enough liquid assets to pay all requested withdrawals, it will withdraw some or all of its interest from Prime Property Fund. We may postpone withdrawals from Prime Property Fund, however, for such time as we reasonably consider necessary to obtain the amount to be withdrawn or to protect the interests of other participants in Prime Property Fund. Withdrawals from Prime Property Fund have been restricted from time to time. See Procedures for Withdrawals, Distributions and Transfers--Special Rules for Distributions and Transfers from the Real Estate Fund in the SAI.

INSURANCE RISKS. We believe that our casualty insurance would provide adequate compensation for accidental loss of property value. A possible exception would be loss in California resulting from earthquake; our insurance against such loss is limited to $80 million per occurrence and $80 million aggregate annually for all our California properties, including Prime Property Fund properties. We believe that the amount of earthquake insurance we carry is reasonable in light of the types of coverage available at acceptable prices. Prime Property Fund's properties are also covered under an umbrella liability policy that we believe is adequate for the portfolio in view of the types of coverage currently available at acceptable prices.

CONFLICTS OF INTEREST RELATED TO PRIME PROPERTY FUND

ACQUISITION OF PROPERTIES. Our wholly-owned subsidiary, Equitable Real Estate Investment Management, Inc. (Equitable Real Estate) is responsible for advising us as to all our real property acquisitions, management and sales. See Investment Management of the Real Estate Fund. We and Equitable Real Estate make acquisitions for ourselves and for our clients, including Prime Property Fund. Before acquisition, properties are allocated among Prime Property Fund, our other separate accounts (both pooled and single-client accounts), our general account, Equitable Real Estate's own account, our investment advisory account and Equitable Real Estate's advisory accounts.

We seek to allocate properties among the accounts based on the accounts' investment policies, size, liquidity and diversification requirements, current availability of funds, current portfolio holdings and annually established investment goals. Equitable Real Estate's recommendations as to the allocation of properties are reviewed and approved by the Investment Committee of our Board of Directors. With limited exceptions, the Investment Committee has final authority over the acquisition and allocation of investment properties for all of our accounts.

Two or more of those accounts may share some of those properties. Prime Property Fund does not now share any properties with any of our other accounts. It may do so in the future, however. Sharing real estate could give rise to situations in which our accounts have conflicting interests.

MANAGEMENT OF PROPERTIES. In certain cases, we or our affiliates may manage some of the properties held in Prime Property Fund. Pursuant to an exemption issued by the United States Department of Labor, we are permitted to charge market level fees, including a profit, for on-site management and leasing services we provide to properties in Prime Property Fund. During 1995,
Equitable Real Estate received payments of $    million for these types of
services.


We may have interests in properties held in our general account or in other accounts we manage that may be affected by the acquisition, operations or sale of Prime Property Fund properties.

APPRAISAL OF PROPERTIES. The portfolio value for the Real Estate Fund depends heavily on the estimated market values of properties held by Prime Property Fund. Those estimates are based on our periodic reappraisals of the properties. Our fees will tend to increase as those appraised values increase. There is no assurance that any of the properties will ultimately be sold for their appraised values. See How We Calculate the Value of Amounts Allocated to the Real Estate Fund.

SALE OF PROPERTIES. We may postpone withdrawals from Prime Property Fund under certain circumstances within our discretion (see Special Risks related to the Real Estate Fund), which may include a reasonable determination not to sell properties. Our fees depend on the aggregate value of net assets held in Prime Property Fund.

HOW WE CALCULATE THE VALUE OF AMOUNTS ALLOCATED TO THE REAL ESTATE FUND

CONTRIBUTIONS AND TRANSFERS: PURCHASE OF REAL ESTATE FUND UNITS. The Real Estate Fund accepts contributions and transfers only one day each month. All amounts transferred from other Investment Options or contributed directly to the Real Estate Fund will first be placed in the Money Market Guarantee Account and designated for investment in the Real Estate Fund. On the next day on which the Real Estate Fund accepts contributions, the amount designated for the Real Estate Fund, plus accrued interest, will be used to purchase Units in the Real Estate Fund. The Real Estate Fund accepts contributions as of the day its Unit Value is determined. If you wish to change your mind about contributing to the Real Estate Fund, you may do so before your contribution is transferred to the Real Estate Fund by sending us written instructions that the money being held in the Money Market Guarantee Account is no longer designated for investment in the Real Estate Fund. You should enclose a transfer form telling us where that money is to be allocated. We must receive your instructions by the close of business on the day the transfer is to occur in order for them to be effective. The transfer date will vary from month to month; therefore, we cannot ensure that your instructions will be effective unless we receive them by the first day of the month.

The day on which the Real Estate Fund's Unit Value is determined depends each month on the day on which the value of Prime Property Fund is known. Prime Property Fund is valued only once each month, as of the last business day of the month. However, that value is normally not known until several days later because financial data must be calculated and reported from properties located throughout the country. When this process is completed, Units of the Real Estate Fund are valued. During the period between the end of the month and the day on which the Real Estate Fund Units are valued, which normally ranges from five to ten days, the value of Prime Property Fund real estate assets from the end of the preceding month may change, income will accrue and expenses will be incurred. As a result, the procedure described above will tend to favor Real Estate Fund Units being purchased to the extent that there have been net increases in the value of the underlying net assets between the end of the month and the date of the valuation. It will have the opposite effect to the extent of any decreases in the net assets during this period.

LIQUIDATION OF REAL ESTATE FUND UNITS. UNITS IN THE REAL ESTATE FUND MAY BE LIQUIDATED ONLY AFTER THE END OF EACH CALENDAR QUARTER. The liquidation will occur after we know the value of Prime Property Fund for the last day of that quarter and have determined the value of Real Estate Fund Units, which normally occurs five to ten days into the succeeding month. If you are taking a distribution or transfer from the Real Estate Fund, the amount distributed will not reflect any change in the value of Prime Property Fund assets attributable to the period between the last day of the quarter and the day your redemption occurs. To the extent that the value increases during that period, this will tend to disadvantage the person liquidating Units and to favor the holders of the remaining Units.

HOW WE DETERMINE THE UNIT VALUE. We determine the Unit Value for the Real Estate Fund once each month, generally as of the close of business on the first business day after the day the unit value for Prime Property Fund is known. We first determine the gross unit value, which is equal to (a) plus
(b) plus (c) divided by (d), where

 (a) is the aggregate value of all units of Prime Property Fund held by the Real Estate Fund determined as of the last business day of the preceding month;

 (b) is the aggregate value of all units of Separate Account No. 2A and cash or cash equivalents held by the Real Estate Fund, determined as of the close of business on the day the Real Estate Fund Unit Value is known;

 (c) is the net value of all other assets and liabilities of the Real Estate Fund, determined as of the close of business on the day the Real Estate Fund Unit Value is known; and

 (d) is the total number of Real Estate Fund Units outstanding.

To obtain the Real Estate Fund Unit Value, we then adjust this gross unit value for Fund fees and other expenses at rates equal to 1/12 of the annual rates. See Deductions and Charges.

   Once we determine the Unit Value, it remains constant until set again the following month. Thus, any transactions that occur between determination dates (such as the withdrawal of fees) are processed using the Unit Value determined earlier that month.

                            THE GUARANTEED OPTIONS

Contributions allocated to the Guaranteed Rate Accounts are invested through and guaranteed by major insurance companies. Contributions allocated to the Money Market Guarantee Account are backed by amounts held in Separate Account No. 43 (described below) and are guaranteed by Equitable Life's general account. The general accounts of Equitable Life and other major insurance companies support each company's respective insurance and annuity guarantees as well as their general obligations. The companies' general accounts, as part of their insurance and annuity operations, are subject to insurance laws and regulations of all jurisdictions in which they are authorized to do business. Because of applicable exemptive and exclusionary provisions, interests in or guaranteed by the general accounts have not been registered under the Securities Act of 1933 (the "1933 Act") nor are the general accounts investment companies under the the 1940 Act. Accordingly, neither the general accounts of Equitable Life or of any other major insurance company nor any interests therein, are subject to regulation under the 1933 Act or the 1940 Act, and we have been advised that the staff of the Securities and Exchange Commission has not made a review of the disclosures which are included in this prospectus for your information and which relate to the general accounts of Equitable Life and other major insurance companies and the Guaranteed Options. These disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

GUARANTEED RATE ACCOUNTS


NEW YORK LIFE GUARANTEES--NEW GUARANTEED RATE ACCOUNTS. For approximately a one-year period beginning August 2, 1995, all monies allocated to the Guaranteed Rate Accounts (GRAs) have been and will be invested through two group annuity contracts issued to the Trustees by New York Life Insurance Company ("New York Life"). These GRAs will remain invested with New York Life through maturity. At the end of the one-year period the Trustees may renew the arrangement with New York Life to provide the Program GRAs or they may arrange for other carriers to provide them. Call your Account Executive at that time for further information. All GRAs opened prior to August 2, 1995 will remain invested through maturity with the carrier that provided that GRA. Withdrawals, transfers, reallocations on maturity and benefit distributions from GRAs provided by other carriers are subject to Equitable Life's receipt of the proceeds of such GRA from such other carriers.

All references in this prospectus and in the SAI to "The Guaranteed Rate Accounts" or to a "GRA" or "GRAs" shall be deemed to refer to the GRAs provided by New York Life or any other carrier which previously provided or may in the future provide Program GRAs, as appropriate.

New York Life is a New York mutual life insurance company with its Home Office located at 51 Madison Ave, New York, New York 10010. Founded in 1845, New York Life is a Fortune 100 company with assets of approximately $59 billion held in its general account as of December 31, 1995. New York Life and its subsidiaries had assets under management as of December 31, 1995 of approximately $74 billion.


THE GUARANTEES. Contributions to the GRAs are credited until maturity with the interest rate in effect on the date of receipt. The rate is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. See Deductions and Charges. GRAs with maturities of approximately three and approximately five years are available under the Program. AMOUNTS ALLOCATED TO A GRA MAY GENERALLY NOT BE REMOVED PRIOR TO MATURITY. New guaranteed rates are offered each Wednesday and are available for a seven-day period. Interest accrues from the day after your contribution or transfer is credited through the maturity date of the GRA, which is either approximately three or approximately five years from the end of the seven-day offering period. The amount of your contributions and the interest credited is guaranteed subject, however, to any penalties applicable upon premature withdrawal. See Premature Withdrawals and Transfers from a GRA in the SAI for a description of these penalties and when they apply. You may call us to obtain the current GRA rates. For a discussion of maturing GRAs, see Maturing GRAs in the SAI.


PREMATURE WITHDRAWALS AND TRANSFERS. You may transfer amounts from other Investment Options to a GRA at the current guaranteed rate at any time. You may not make transfers from one GRA to another or from a GRA to one of the other Investment Options except at maturity. Likewise, you may not remove amounts from a GRA prior to maturity in order to obtain a plan loan, to make a hardship or in-service withdrawal, to receive benefits from a terminated plan or to transfer amounts to a new plan. Withdrawals from GRAs may be made before maturity if you are disabled, you attain age 70 1/2 , or you die. Certain other withdrawals from a GRA prior to maturity are permitted, but may be subject to a penalty. See Procedures for Withdrawals, Distributions and Transfers--Premature Withdrawals and Transfers from a GRA in the SAI.

MONEY MARKET GUARANTEE ACCOUNT


WE GUARANTEE THE MONEY MARKET GUARANTEE ACCOUNT. We guarantee the amount of your contributions and the interest credited to the Money Market Guarantee Account. We maintain Separate Account No. 43 (described below) in connection with these guarantees. All amounts held in the Money Market Guarantee Account are credited with the same rate of interest. The rate changes monthly and is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. The rate will approximate the average over each calendar year of money market funds considered "domestic prime," that is, funds with the highest quality investments offered to investors, plus an amount which approximates the average expenses deducted from such funds, less .15% and the applicable Program Expense Charge. See Deductions and Charges. Call us to obtain the current monthly rate. On January 1 each year we set an annual minimum interest rate for this Account. The minimum guaranteed interest rate for 1996 is 2.5% (before applicable asset-based fees).


SEPARATE ACCOUNT NO. 43. We will hold assets in Separate Account No. 43 sufficient to pay all principal and accrued interest under the Money Market Guarantee Account option, less applicable fees, in accordance with provisions of the New York Insurance Law which govern the operation of Separate Account No. 43. These provisions generally require that assets held in Separate Account No. 43 be valued at cost and not at market value. In accordance with the New York Insurance Law, the assets which we are required to hold in Separate Account No. 43 attributable to ADA participants will only be available to Program participants who have allocated amounts to the Money Market Guarantee Account and may not be used to satisfy obligations that may arise out of any other business we conduct. We have the right to remove assets from Separate Account No. 43 that are in excess of those attributable to the combined account values of all ADA participants.

Your principal and accrued interest under the Money Market Guarantee Account will not fluctuate with the value of the assets we hold in Separate Account No. 43 and are guaranteed by us and backed by our general account assets. If the assets in Separate Account No. 43 prove insufficient to provide for payment of all principal and accrued interest under the Money Market Guarantee Account, we will transfer additional assets into Separate Account No. 43 to make up for any shortfall. Conversely, we may withdraw from Separate Account No. 43 any excess over the amount needed to provide for payment of all such principal and accrued interest.

CONTRIBUTIONS. Contributions may be made at any time and will earn the current rate from the day after the contribution is credited through the end of the month or, if earlier, the day of transfer or withdrawal. Balances in the Account at the end of the month automatically begin receiving interest at the new rate until transferred or withdrawn. We guarantee the amount of your contributions and the interest credited.

DISTRIBUTIONS, WITHDRAWALS, AND TRANSFERS. Distributions, withdrawals and transfers may be made at any time permitted under your plan. We do not charge penalties.

                  EQUITABLE LIFE AND THE INVESTMENT MANAGERS

EQUITABLE LIFE

Equitable Life is a diversified financial services organization serving a broad spectrum of insurance, investment management and investment banking customers. We are a New York stock life insurance company and our Home Office is located at 787 Seventh Avenue, New York, New York 10019. Founded in 1859, we are one of the largest life insurance companies in the United States. We are authorized to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico and the Virgin Islands. We maintain local offices throughout the United States.


Equitable Life is a wholly-owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). The largest stockholder of the Holding Company is AXA, a French insurance holding company. AXA currently owns 60.6% of the Holding Company's outstanding common stock as well as $392.2 million stated value of its issued and outstanding Series F convertible preferred stock. Under its investment arrangements with Equitable Life and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable Life. AXA is the principal holding company for most of the companies in one of the largest insurance groups in Europe. The majority of AXA's stock is controlled by a group of five French mutual insurance companies.

Equitable Life, the Holding Company and their subsidiaries managed assets of
approximately $      billion as of December 31, 1995.


THE SEPARATE ACCOUNTS


Each of the seven Funds is a separate account of Equitable Life; we own all the assets of the separate accounts. A separate account is a separate investment account which we use to support our group annuity contracts, and for other purposes permitted by applicable law. We keep the assets of each separate account segregated from our general account and from any other separate accounts we may have. Although the assets of the Funds are our property, our obligation to you under the group annuity contract equals the value of your accumulation in each Fund.


Income, gains and losses, whether or not realized, from assets invested in the Funds are credited to or charged against the Fund without regard to our other income, gains or losses. The portion of each Fund's assets we hold on your behalf may not be used to satisfy obligations that may arise out of any other business we conduct. We may, however, transfer amounts owed to us, such as fees and expenses, to our general account at any time. We may make these transfers even if the Fund in question does not have sufficient liquidity to make all withdrawals requested by participants.


The separate accounts which we call the Growth Equity, Aggressive Equity, ADA Foreign, Equity Index, Lifecycle--Moderate and Lifecycle--Conservative and Real Estate Funds commenced operations on 1968, 1969, 1992, 1994, 1995, and 1986 respectively. The Aggressive Equity Fund, which was part of Equitable's Separate Account No. 3, was transferred on December 1, 1995 to Separate Account No. 200. The Funds are governed by the laws and regulations of the state of New York, where we are domiciled, and may also be governed by laws of other states in which we do business. The Aggressive Equity, ADA Foreign, Equity Index and Lifecycle Funds are used exclusively for the ADA Members Retirement Program. The Growth Equity and Real Estate Funds are "pooled" funds that are used to fund benefits under the ADA Program and other group annuity contracts, agreements, and tax-deferred retirement programs we administer. Because of exclusionary provisions, the separate accounts are not subject to regulation under the 1940 Act.

INVESTMENT MANAGEMENT OF THE EQUITY FUNDS


We act as investment manager to the Growth Equity Fund. As such, we invest and reinvest its assets in accordance with the investment policies for the Fund. We have no investment management responsibility for the Aggressive Equity, ADA Foreign, Equity Index or Lifecycle Funds. In providing investment management to the Growth Equity Fund, we have complete discretion over Fund assets, within the investment policies of the Fund, and currently use the personnel and facilities of Alliance Capital Management L.P. ("Alliance") for portfolio management, securities selection and transaction services.

Alliance is a publicly-traded limited partnership which is indirectly majority-owned by Equitable Life. Equitable Life and Alliance are registered investment advisers under the Investment Advisers Act of 1940. As of December
31, 1995, Alliance had total assets under management of $     billion.
Alliance acts as an investment adviser to various separate accounts and general accounts of Equitable Life and other affiliated insurance companies. Alliance also provides management and consulting services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations. Alliance's main office is located at 1345 Avenue of the Americas, New York, New York 10105.

The securities held in the Fund must be authorized or approved by the Investment Committee of our Board of Directors. Subject to the Investment Committee's broad supervisory authority, our investment officers and managers have been given discretion as to sales and, within specified limits, purchases of stocks, other equity securities and certain debt securities. When an investment opportunity arises that is consistent with the objectives of more than one account, investment opportunities are allocated among accounts in an impartial manner based on certain factors such as the accounts' investment objectives and their then-current investment and cash positions.

For the Aggressive Equity Fund, we act in accordance with the investment policies established by the Trustees. The Aggressive Equity Fund is invested solely in the MFS Emerging Growth Fund, which is managed by Massachusetts Financial Services Company. See The Aggressive Equity Fund.

For the Equity Index Fund, we act in accordance with the investment policies established by the Trustees. The Equity Index Fund is invested solely in the Seven Seas Series S&P 500 Index Fund. State Street is the investment advisor of that Fund. See The Equity Index Fund.

For the ADA Foreign Fund, we act in accordance with the investment policies established by the Trustees. The ADA Foreign Fund is invested solely in the Templeton Foreign Fund, which is managed by Templeton Global Advisors Ltd. See The ADA Foreign Fund.

For the Lifecycle Funds, we act in accordance with the investment policies established by the Trustees. The Lifecycle Funds--Conservative and Moderate are invested solely in units of the Lifecycle Fund Group Trusts--Conservative and Moderate, respectively. State Street is the investment adviser and Trustee of these Group Trusts and the Underlying Funds. See Lifecycle Funds.

We, together with the Holding Company, own 80% of the outstanding common stock of Donaldson, Lufkin & Jenrette, Inc. (DLJ). A DLJ subsidiary, Donaldson, Lufkin & Jenrette Securities Corporation, is one of the nation's largest investment banking and securities firms. Another DLJ subsidiary, Autranet, Inc., is a securities broker that markets independently originated research to institutions. Through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, DLJ supplies correspondent services, including order execution, securities clearance and other centralized financial services, to numerous independent regional securities firms and banks.

To the extent permitted by law and consistent with the Fund transaction practices discussed in this prospectus, and subject to the consent of Fund contractholders, the Growth Equity Fund may engage in securities and other transactions with the above entities or may invest in shares of the investment companies with which those entities have affiliations. In 1995, there were no such transactions through DLJ subsidiaries.


INVESTMENT MANAGEMENT OF THE REAL ESTATE FUND

We act as investment manager to the Real Estate Fund and to Prime Property Fund. In managing the Real Estate Fund and Prime Property Fund, we use the services of Equitable Real Estate, a wholly-owned subsidiary. Equitable Real Estate originates, analyzes, evaluates and recommends commercial real estate investments for its clients, then manages and services those investments on an ongoing basis. Equitable Real Estate provides property management services in connection with some of the properties held in Prime Property Fund and supervises the performance of other property managers which it retains. Equitable Real Estate coordinates related accounting and bookkeeping functions with us.


Equitable Real Estate advises us as to the commercial real estate assets of all our accounts, which at December 31, 1995, represented approximately $ billion in equity real estate and mortgage loan holdings.

                            INVESTMENT PERFORMANCE

MEASURING THE INVESTMENT PERFORMANCE OF THE FUNDS

We recognize that the performance of the Funds that you invest your retirement savings in is important to you. The purpose of this discussion is to give you an overview of how our Funds have performed in the past. OF COURSE, PAST PERFORMANCE CANNOT BE USED TO PREDICT FUTURE PERFORMANCE.


Fund performance is most often measured by the change in the value of fund units over time. Unlike typical mutual funds, which usually distribute earnings annually, separate account funds reinvest all earnings. As described previously, the unit value calculations for the funds include all earnings, including dividends and realized and unrealized capital gains. Changes in the unit values can be expressed in terms of the Fund's annual percentage change, its average annual change, or its cumulative change over a period of years. Each of these measurements is valuable on its own. In addition, it is often helpful to compare the Funds' performance with the results of unmanaged market indices.

The following tables and graphs provide a historical view of the Funds' investment performance. The information presented includes performance results for each Fund, along with data representing unmanaged market indices.

UNMANAGED MARKET INDICES

Unmanaged market indices, or "benchmarks," while providing a broader perspective on relative performance, are only a tool for comparison. Performance data for the unmanaged market indices do not reflect any deductions for investment advisory, brokerage or other expenses of the type typically associated with an actively managed fund. This effectively overstates the rate of return of the market indices relative to that which would be available to a typical investor, and limits the usefulness of these indices in assessing the performance of the Funds. Since the Funds do not distribute dividends or interest, the market indices have been adjusted to reflect reinvestment of dividends and interest to provide greater comparability.

We have presented data for the following unmanaged indices. One or more of these indices may be appropriate comparative measures of performance for a Fund.

o CONSUMER PRICE INDEX (URBAN CONSUMERS--NOT SEASONALLY ADJUSTED) ("CPI")--an index of inflation.

o STANDARD AND POOR'S 500 INDEX ("S&P 500")--an unmanaged weighted index of the securities of 500 industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market. This index should not be confused with the performance of our Equity Index Fund nor that of the Seven Seas Series S&P 500 Fund, which seek to emulate the results of the S&P 500 Index. See The Equity Funds--The Equity Index Fund for more information.


o RUSSELL 2000 INDEX ("RUSSELL 2000")--The Russell 2000 Index is an unmanaged broadly diversified index maintained by Frank Russell Company consisting of the approximately 2,000 smallest stocks within the Russell 3000 Index. The Russell 3000 Index consists of the largest 3,000 publicly traded stocks of U.S. domiciled corporations and includes large, medium and small capitalization stocks. As such, the Russell 3000 Index represents approximately 98 percent of the total market capitalization of all U.S. stocks that trade on the New York and American Stock Exchanges and in the NASDAQ over-the-counter market.


o MORGAN STANLEY CAPITAL INTERNATIONAL EAFE INDEX ("EAFE")--an unmanaged index of the securities of over 1,000 companies traded on the markets of Europe, Australia, New Zealand and the Far East.

HOW PERFORMANCE DATA ARE PRESENTED

We have shown Fund performance on several different bases:

   o     The annual percentage change in Fund Unit Values,

   o     The average annual percentage change in Fund Unit Values, and


   o The total value as of December 31, 1995 of a $10,000 investment made on January 1, 1986.

THE FUND PERFORMANCE SHOWN MAY NOT REPRESENT YOUR ACTUAL EXPERIENCE AND IT DOES NOT REPRESENT THE EFFECT OF THE RECORD MAINTENANCE AND REPORT OR ENROLLMENT FEES. The annual percentage change in Fund unit values represents the percentage increase or decrease in unit values from the beginning of one year to the end of that year. During any year unit values will, of course, increase or decrease reflecting fluctuations in the securities markets. The average annual rates of return are time-weighted, assume an investment at the beginning of each period, and include the reinvestment of investment income. Historical results are presented for the Funds for the periods during which the funds were available under the Program. Hypothetical results were calculated for prior periods. In the case of the Aggressive Equity Fund, hypothetical performance is shown, because the ADA Program did not begin to invest in the MFS Emerging Growth Fund until December 1, 1995. The table and charts below are based on investment returns earned by the MFS Emerging Growth Fund for other investors. For the Equity Index Fund, no results are presented for periods prior to 1993, as the Seven Seas S&P 500 Index Fund began operations during 1992. Performance data for the Lifecycle Funds are shown, for the period when the Funds commenced operations on May 1, 1995 through December 31, 1995. See How We Calculate Performance Data. The foregoing applies with respect to the calculation of performance data given in the "Annual Percentage Change in Unit Values" chart, "Average Annual Percentage Change in Unit Values" chart, and "Cumulative Value Examples" given below.

ANNUAL PERCENTAGE CHANGE IN FUND UNIT VALUES


          GROWTH    AGGRESSIVE      ADA
          EQUITY      EQUITY      FOREIGN
------  --------  ------------  ---------
 1995      31.1%  %                10.0%
------  --------  ------------  ---------
 1994      -2.3                    -0.5
------  --------  ------------  ---------
 1993      18.7                    33.4
------  --------  ------------  ---------
 1992       0.6                     2.6
------  --------  ------------  ---------
 1991      51.1                    16.9
------  --------  ------------  ---------
 1990     -11.9                    -3.3
------  --------  ------------  ---------
 1989      43.9                    28.6
------  --------  ------------  ---------
 1988      16.3                    20.5
------  --------  ------------  ---------
 1987       5.0                    23.0
------  --------  ------------  ---------
 1986      13.2                    26.9
------  --------  ------------  ---------


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                     LIFECYCLE       LIFECYCLE
          EQUITY       FUND--          FUND--        REAL                        RUSSELL
          INDEX     CONSERVATIVE      MODERATE      ESTATE    CPI     S&P 500     2000      EAFE
------  --------  --------------  --------------  --------  ------  ---------  ---------  -------
 1995   35.1%     5.9%            10.1%           4.4%      2.9%       37.5%       28.5%     11.2%
------  --------  --------------  --------------  --------  ------  ---------  ---------  -------
 1994   0.7       --              --              3.6       2.7         1.3        -1.8       7.8
------  --------  --------------  --------------  --------  ------  ---------  ---------  -------
 1993   6.4       --              --             -3.2      2.7        10.0        18.9      32.6
------  --------  --------------  --------------  --------  ------  ---------  ---------  -------
 1992       --    --              --             -5.2      2.9         7.6        18.4     -12.2
------  --------  --------------  --------------  --------  ------  ---------  ---------  -------
 1991       --    --              --             -8.7      3.0        30.5        46.0      12.5
------  --------  --------------  --------------  --------  ------  ---------  ---------  -------
 1990       --    --              --              2.0      6.2        -3.1       -19.5     -23.2
------  --------  --------------  --------------  --------  ------  ---------  ---------  -------
 1989       --    --              --              8.1      4.6        31.7        16.3      10.8
------  --------  --------------  --------------  --------  ------  ---------  ---------  -------
 1988       --    --              --              4.9      4.4        16.6        25.0      28.6
------  --------  --------------  --------------  --------  ------  ---------  ---------  -------



 1987       --    --              --               7.6      4.4         5.3        -8.8      24.9
------  --------  --------------  --------------  --------  ------  ---------  ---------  -------
 1986       --    --              --               5.1      1.1        18.7         5.7      69.9
------  --------  --------------  --------------  --------  ------  ---------  ---------  -------


  PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE. NO PROVISIONS
      HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON
                                DISTRIBUTION.

AVERAGE ANNUAL PERCENTAGE CHANGE IN FUND UNIT VALUES--
YEARS ENDING DECEMBER 31, 1995



              GROWTH    AGGRESSIVE      ADA
              EQUITY      EQUITY      FOREIGN
----------  --------  ------------  ---------
   1 Year      31.1%  %                10.0%
----------  --------  ------------  ---------
  2 Years      13.2                     4.6
----------  --------  ------------  ---------
  3 Years      15.0                    13.4
----------  --------  ------------  ---------
  5 Years      18.2                    11.4
----------  --------  ------------  ---------
 10 Years      15.0                    14.9
----------  --------  ------------  ---------


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                          LIFECYCLE
              EQUITY       FUND--          LIFECYCLE       REAL                        RUSSELL
              INDEX     CONSERVATIVE    FUND-- MODERATE   ESTATE    CPI     S&P 500     2000      EAFE
----------  --------  ---------------  ---------------  --------  ------  ---------  ---------  -------
   1 Year   35.1%     5.9%             10.1%             4.4%       2.9%     37.5%      28.5      11.2%
----------  --------  ---------------  ---------------  --------  ------  ---------  ---------  -------
  2 Years   16.7      --               --                4.0        2.8      18.1       12.3       9.5
----------  --------  ---------------  ---------------  --------  ------  ---------  ---------  -------
  3 Years   13.1      --               --                1.6        2.8      15.3       14.5      16.7
----------  --------  ---------------  ---------------  --------  ------  ---------  ---------  -------
  5 Years       --    --               --               -1.9        2.9      16.6       21.0       9.4
----------  --------  ---------------  ---------------  --------  ------  ---------  ---------  -------
 10 Years       --    --               --                 --        3.5      14.9       11.3      13.6
----------  --------  ---------------  ---------------  --------  ------  ---------  ---------  -------


CUMULATIVE VALUE EXAMPLES


Although historical percentage change data is valuable in evaluating fund performance, it is often easier to understand the information in more graphic examples. One approach to this is the use of "mountain charts." Mountain charts, such as the ones below, illustrate the growth of a hypothetical investment over time for each of the Funds. Each chart (except the Equity Index) illustrates the growth through December 31, 1995 of an investment of $10,000 made on December 31, 1985. Mountain charts are not shown for the Lifecycle Funds--Conservative and Moderate because these Funds have been in operation for less than one year.


                     GROWTH OF $10,000 INITIAL INVESTMENT

                              GROWTH EQUITY FUND


                            AGGRESSIVE EQUITY FUND


  PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE. NO PROVISIONS
      HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON
                                DISTRIBUTION.

                               ADA FOREIGN FUND

                              EQUITY INDEX FUND

                               REAL ESTATE FUND

  PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE. NO PROVISIONS
      HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON
                                DISTRIBUTION.

HOW WE CALCULATE PERFORMANCE DATA

Growth Equity Fund performance reflects actual historical investment experience and the deduction of asset-based charges actually incurred by Separate Account No. 4 (Pooled) under the Program during the periods indicated.


The Class A shares of the MFS Emerging Growth Fund in which the Aggressive Equity Fund invests have been offered for sale since 1993, whereas the Class B shares of the MFS Emerging Growth Fund have been offered since 1986. The only difference between the two classes of shares is in their respective fee and expense structures. The Class B shares have generally higher class-related expenses than the Class A shares. The investments of the two classes of shares are identical. The Aggressive Equity Fund performance shown reflects the net performance of the Class A shares since September 13, 1993, when those shares were first offered for sale. From December 29, 1986, when Class B shares were first offered, to September 13, 1993, the performance of those shares is reflected. Because the expenses applicable to the Class B shares are higher than the expenses applicable to the Class A shares, the hypothetical performance shown would have been somewhat higher for periods prior to September 13, 1993 if Class A shares had been available.

In order to create the hypothetical performance, we have applied the Program expense charge and other expenses actually incurred by the Aggressive Equity Fund when it participated in Separate Account No. 3 (Pooled) to the historical investment performance of the MFS Emerging Growth Fund Class A and Class B shares described above.

The ADA Foreign Fund performance shown reflects the performance of Separate Account No. 191 for the period beginning March 2, 1992. For periods prior to March 2, 1992, hypothetical performance is shown, which reflects 95% performance of the Templeton Foreign Fund and 5% performance of Separate Account No. 2A. For these hypothetical calculations we have applied the Program expense charge during those periods plus .15% in estimated other expenses to the historical investment experience of the Templeton Foreign Fund and Separate Account No. 2A or No. 2. Effective May 1, 1996, the ADA Foreign Fund no longer invests in Separate Account No. 2A or 2.


The Equity Index Fund performance shown reflects the performance of Separate Account No. 195 for the period beginning February 1, 1994. For periods prior to February 1, 1994, hypothetical performance is shown, which reflects performance of the Seven Seas S&P 500 Index Fund beginning 1992, the first full year after that Fund began operations. For these hypothetical calculations we have applied the Program expense charge during those periods plus .15% in estimated other expenses to the historical investment experience of the Seven Seas Series S&P 500 Index Fund.


The Lifecycle Fund--Conservative and the Lifecycle Fund--Moderate performances shown reflect the performance of these Funds on an annualized basis from May 1, 1995 (the date the Funds commenced operations).


The Real Estate Fund performance shown reflects the performance of Separate Account No. 30 (Pooled) for the period beginning August 29, 1986. For periods prior to August 29, 1986, hypothetical performance is shown, which reflects 90% performance of the Prime Property Fund and 10% performance of Separate Account No. 2A. For these hypothetical calculations we have applied an estimate of the expenses which would have been chargeable to the Fund. These charges include an amount equal to the average Program expense charge for each year, plus a 1.10% investment management fee, plus the .25% administration fee applicable to the Fund. Real Estate Fund performance includes both current income and the effect of changes in the appraised value of Prime Property Fund investments.


See Summary of Unit Values for the Equity Funds, and Summary of Unit Values for the Real Estate Fund in the SAI for a more detailed description of how the hypothetical Unit Values were calculated.

                                  THE PROGRAM

The purpose of this section is to explain the ADA Members Retirement Program in more detail. Although we have described important aspects of the Program, you should understand that the provisions of your plan and the Participation Agreement will define the scope of the Program and its specific terms and conditions. This section is for employers, and for the purposes of this section, "you" and "your" refer to you in that role although you may also be a participant in the plan.

EMPLOYERS WHO MAY PARTICIPATE IN THE PROGRAM

If you are a sole proprietor, a partner or a shareholder in a professional corporation, your practice, as an employer, can adopt the Program if you or at least one of your fellow partners or shareholders is a member of:

 o  the ADA,

 o  one of its constituent or component societies, or

 o an ADA-affiliated organization whose participation in the Program has been approved by the Council on Insurance of the ADA.

ADA constituent or component societies may also adopt the Program for their own employees within certain limitations imposed by the Internal Revenue Code.

CHOICES FOR THE EMPLOYER

The ADA Members Retirement Program gives you a variety of approaches to choose from. You can:

 o Adopt our Master Plan, which gives you options as to types of plans and plan provisions. The Master Plan uses the Program Investment Options as the exclusive investment choices.

 o Adopt the Self-Directed Prototype plan, which gives additional flexibility to choose investments, or

 o Maintain your own individually-designed plan, but use the Investment Options as an investment for your plan.

SUMMARY OF THE PLANS AND TRUSTS

THE MASTER PLAN--Under the Master Plan, you will automatically receive a full range of services from Equitable Life, including your choice of the Investment Options, plan-level and participant-level record- keeping, benefit payments and tax withholding and reporting.

 o The Master Plan is a defined contribution master plan which can be adopted as a profit sharing plan (including an optional 401(k) feature), a defined contribution pension plan, or both.

THE SELF-DIRECTED PROTOTYPE PLAN--is a defined contribution prototype plan which can be used to combine the Program Investment Options with individual investments such as stocks and bonds. Employers must also adopt the Pooled Trust and maintain a minimum of $25,000 in the Trust at all times. We provide recordkeeping services only for plan assets held in the Pooled Trust.

THE ADA MEMBERS POOLED TRUST FOR RETIREMENT PLANS--is an investment vehicle to be used by those who have an individually designed qualified retirement plan. The Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans. We provide participant-level or plan-level recordkeeping services for plan assets held in the Pooled Trust.

INFORMATION ON JOINING THE PROGRAM


Our Retirement Program Specialists are available to answer your questions about joining the Program. To reach one of our Retirement Program
Specialists, call or write to us at:

 By Phone                        1-800-523-1125, ext. 2608
                                 From Alaska, 0-201-392-5331, collect
                                 Specialists are available from 9 a.m. to 5 p.m. Eastern
                                 Time, Monday through Friday.
By Regular Mail                  The ADA Members Retirement Program
                                 c/o Equitable Life
                                 Box 2011
                                 Secaucus, New Jersey 07096
By Registered, Certified or      The ADA Members Retirement Program
Overnight Mail                   c/o Equitable Life
                                 200 Plaza Drive, Second Floor
                                 Secaucus, New Jersey 07094

CHOOSING THE RIGHT PLAN

Choosing the right plan depends on your own unique set of circumstances. Although our Retirement Program Specialists can help explain the Program, you and your tax advisors must decide which plan is best for you.

GETTING STARTED IN THE PROGRAM AFTER CHOOSING A PLAN

To adopt the Master Plan, you must complete a Participation Agreement. If you have your own plan and wish to use the Pooled Trust as an investment option, the trustee of your plan must complete the appropriate Participation Agreement. Our Retirement Program Specialists can help you complete the Participation Agreement for review by your tax advisor.

To adopt our prototype self-directed plan, you must complete the prototype plan adoption agreement and a Participation Agreement for the Pooled Trust. In addition, you must also arrange separately for plan level accounting and brokerage services. We provide recordkeeping services only for plan assets held in the Pooled Trust. You can use any plan recordkeeper of your choice or you can arrange through us to hire Trust Consultants, Inc. at a special rate. You can also arrange through us brokerage services from our affiliate, Pershing Discount Brokerage Services, at special rates or use the services of any other broker.

COMMUNICATING WITH US AFTER YOU ENROLL

  By Phone
    To Reach an Account               1-800-223-5790
    Executive:                        (9 am to 5 pm Eastern
                                      Time, Monday through Friday

 To Reach the Account                 1-800-223-5790 (24 Hours)
 Investment Management
 ("AIM") System:
 To Receive Current Unit              1-800-635-3511 (24 Hours)
 Values and Guaranteed Rates:
---------------------------------  ----------------------------------------------
By Regular Mail (Other than            The ADA Members Retirement Program
  contribution checks)                 Box 2486 G.P.O.
                                       New York, New York 10116
---------------------------------  ----------------------------------------------
  By Registered, Certified or          The ADA Members Retirement Program
  Overnight Mail                       c/o Equitable Life
                                       200 Plaza Drive, Second Floor
                                       Secaucus, New Jersey 07094
 -------------------------------      ------------------------------------------
  For Contribution Checks Only         The Association Members Retirement Program
                                       P.O. Box 1599 Newark, New Jersey
                                       07101-9764

YOUR RESPONSIBILITIES AS THE EMPLOYER

Employers adopting the Master Plan are responsible for the plan and its administration. This includes certain responsibilities relating to the administration and continued qualification of your plan. See Your
Responsibilities As Employer in the SAI for a list of responsibilities which you will have if you adopt the Master Plan.

If you have an individually designed plan, you already have these responsibilities; they are not increased in any way by your adoption of the Pooled Trust for investment purposes only. It is your responsibility to determine that the terms of your plan are consistent with the provisions of the Pooled Trust and our practices described in this prospectus and the SAI.

If you utilize our prototype self-directed plan, you will have responsibilities as the plan administrator and will also have to appoint a plan trustee; these responsibilities will be greater than those required by the adoption of the Master Plan. Again it is also your responsibility to determine that the terms of your plan are consistent with the provisions of the Pooled Trust and our practices described in this prospectus and the SAI. You should consult your legal advisor for an understanding of your legal responsibilities under the self-directed plan.

We will give you guidance and assistance in the performance of your responsibilities. The ultimate responsibility, however, rests with you.

WHEN TRANSACTIONS ARE EFFECTIVE


A business day is any day both we and the New York Stock Exchange are open. Contributions, transfers, and allocation changes are effective on the business day they are received. Distribution requests are also effective on the business day they are received unless, as in the Master Plan, there are plan provisions to the contrary. However, we may have to delay the processing of any transaction which is not accompanied by a properly completed form or which is not mailed to the correct address. An Account Executive will generally be available to speak with you each business day from 9 a.m. to 5 p.m. Eastern Time. We may, however, close due to emergency conditions.


MINIMUM INVESTMENTS

A minimum amount of $25.00 must be invested if you adopt the Master Plan, or if you have your own individually-designed plan and use the Pooled Trust as an investment.

If you adopt our self-directed prototype plan, you must keep at least $25,000 in the Pooled Trust at all times.

MAKING CONTRIBUTIONS TO THE PROGRAM


You should send contribution checks or money orders payable to The ADA Retirement Trust to the address shown under Communicating With Us After You Enroll. All contributions must be accompanied by a properly completed Contribution Remittance form which designates the amount to be allocated to each participant. Contributions are normally credited on the business day that we receive them, provided the remittance form is properly completed.


Contributions are only accepted from the employer. Employees may not send contributions directly to the Program.

The Real Estate Fund will accept contributions only one day a month. Any amount allocated for investment in the Real Estate Fund will first be placed in the Money Market Guarantee Account. On the next day on which the Real Estate Fund accepts contributions, the amount designated for the Fund, plus any accrued interest, will automatically be transferred to the Real Estate Fund. For more information see The Real Estate Fund.

OUR ACCOUNT INVESTMENT MANAGEMENT (AIM) SYSTEM

We offer an automated telephone system for participants to transfer between investment options, obtain account information and change the allocation of future contributions and maturing GRAs. To use the AIM System, participants must have a Personal Security Code (PSC) number.

If you have a touch-tone telephone you may make transfers on the AIM System. Procedures have been established by Equitable Life for its AIM System that are considered to be reasonable and are designed to confirm that instructions communicated by telephone are genuine. Such procedures include requiring certain personal identification information prior to acting on telephone instructions and providing written confirmation of instructions communicated by telephone. If Equitable Life does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any losses arising out of any action on our part or any failure or omission to act as a result of our own negligence, lack of good faith or willful misconduct. In light of the procedures established, Equitable Life will not be liable for following telephone instructions that we reasonably believe to be genuine. We may discontinue the telephone transfer service at any time without notice.

ALLOCATING CONTRIBUTIONS AMONG THE INVESTMENT OPTIONS

Under the Master Plan, participants make all investment decisions. Under an individually-designed plan or our self-directed prototype plan, either the participants or the plan trustees make the investment allocation decisions, depending on the terms of the plan.


Contributions may be allocated among any number of the Investment Options. Allocation instructions may be changed at any time, and as often as needed, by calling the AIM System. New instructions become effective on the business day we receive them. You may allocate employer contributions in different percentages than employee contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE YOUR CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT.


TRANSFERS AMONG THE INVESTMENT OPTIONS

Participants in the Master Plan may make transfers on a daily basis without charge. Participants in other plans may make transfers whenever the plan allows them to do so. We do not charge a fee for transfers. (If an individually designed plan does not allow transfers by individual participants, only you as employer or trustee may make a transfer.)


Participants may use the AIM System to transfer amounts among the investment options. All transfers are made as of the close of business on the day we receive the authorized instructions, provided we receive the request by 4:00 p.m. Eastern time. Transfer requests received after that time will be processed as of the close of business on the following business day.

No transfers from the Guaranteed Rate Accounts to other Investment Options are permitted prior to maturity. Transfers to the Guaranteed Rate Accounts, and to or from the Money Market Guarantee Account and the Growth Equity Fund, are permitted at any time. Transfers from the Aggressive Equity Fund, ADA Foreign Fund, Equity Index Fund and Lifecycle Funds are permitted at any time except if there is any delay in redemptions from the underlying mutual fund or, with respect to the Lifecycle Funds, the Lifecycle Fund Group Trusts in which they invest. See The Equity Funds--The Aggressive Equity Fund, The ADA Foreign Fund, The Equity Index Fund and The Lifecycle Funds. Transfers to and from the Real Estate Fund are subject to special rules, which are described in Special Rules for Distributions and Transfers from the Real Estate Fund below, and in The Real Estate Fund.


DISTRIBUTIONS FROM THE INVESTMENT OPTIONS

There are two sets of rules that must be kept in mind when considering distributions or withdrawals from the Program. The first are the rules and procedures which apply to the Investment Options, exclusive of the provisions of your plan. These are discussed in this section. The second are the rules specific to your plan; these are discussed under When Distributions are Available to Participants.


Amounts in the Equity Funds and the Money Market Guarantee Account are generally available for distribution at any time, subject to the provisions of your plan. However, there may be a delay for withdrawals from the Aggressive Equity Fund, ADA Foreign Fund, Equity Index Fund, and the Lifecycle Funds if there is any delay in the redemptions from the underlying mutual fund or, with respect to the Lifecycle Funds, from the Lifecycle Fund Group Trusts in which they invest. Special rules, which are described below, apply to distributions from the Real Estate Fund. In addition, withdrawals generally may not be taken from the Guaranteed Rate Accounts prior to maturity. See Guaranteed Rate Accounts. Please note that certain plan distributions may be subject to penalty or excise taxes. See The Program and Federal Income Tax Considerations for more details.

Payments or withdrawals out of the Funds and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with Plan provisions. However, we can defer payments, applications and withdrawals from the Funds for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets of the Funds is not reasonably practicable because of an emergency. See The Real Estate Fund and The Equity Funds.

SPECIAL RULES FOR DISTRIBUTIONS AND TRANSFERS FROM THE REAL ESTATE FUND

Under the Master Plan, a distribution can be obtained from the Real Estate Fund only after the amount to be withdrawn has been transferred to another Investment Option. A distribution of benefits may be made only after you receive confirmation of the transfer. Participants in an individually-designed plan or the prototype self-directed plan may receive a distribution directly from the Real Estate Fund without first having it transferred to another Investment Option. Distributions of all or a portion of the balance in the Real Estate Fund directly from the Fund are payable only in a single sum payment. See Federal Income Tax Considerations and Procedures for Withdrawals, Distributions and Transfers--Special Rules for Distributions and Transfers From the Real Estate Fund in the SAI.

All distributions and transfers from the Real Estate Fund are subject to a minimum wait of one calendar quarter: they are scheduled to be made shortly after the end of the calendar quarter following the quarter in which we receive properly completed forms requesting the distribution or transfer. The amount distributed will be based on the Real Estate Fund's Unit Value as of the close of business on the date the distribution or transfer is made. See The Real Estate Fund for more information on how we value and liquidate Real Estate Fund Units. Withdrawals from the Real Estate Fund must be made in amounts of at least $1,000 or, if less, your balance in the Real Estate Fund.

The Real Estate Fund may not have enough liquid assets to pay all withdrawals when requested. If liquid assets are insufficient to pay all requested withdrawals, withdrawal requests are prioritized according to the nature of the distribution. Priority 1 consists of all amounts requested because of death or disability or after age 70 1/2 . Priority 2 consists of all other requests. The Real Estate Fund will pay all Priority 1 distributions to the extent cash is available or can be obtained through liquidation of the Real Estate Fund's interest in Prime Property Fund. The Real Estate Fund may also pay some or all of the scheduled Priority 2 distributions and transfers, but only if it can liquidate its interest in Prime Property Fund or if we believe it has enough liquid assets to meet anticipated Priority 1 distributions. In making this determination, we will consider anticipated future contributions as well as the amount of cash required for anticipated Priority 1 distributions, expenses and payment of our fees. The Real Estate Fund will satisfy all scheduled Priority 1 distribution requests before it satisfies any Priority 2 request, even if the Priority 1 requests were received after the Priority 2 requests.

See Special Risks Related to the Real Estate Fund in the prospectus and Procedures for Withdrawals, Distributions and Transfers--Special Rules for Distributions and Transfers From the Real Estate Fund in the SAI.

IN LIGHT OF THE RISKS AND POSSIBLE ILLIQUIDITY OF AN INVESTMENT IN THE REAL ESTATE FUND, INDIVIDUAL PARTICIPANTS SHOULD CONSIDER LIMITING THE AMOUNT ALLOCATED TO IT, PARTICULARLY AS THEY NEAR RETIREMENT. IF YOUR PLAN IS AN EMPLOYER OR TRUSTEE-DIRECTED PLAN, YOU AS THE EMPLOYER ARE RESPONSIBLE FOR ENSURING THAT THERE IS SUFFICIENT CASH AVAILABLE TO PAY BENEFITS.

WHEN DISTRIBUTIONS ARE AVAILABLE TO PARTICIPANTS

In addition to the rules and procedures generally applicable to investments in the Investment Options under the Program, there are other important rules regarding the distribution and benefit payment options for each type of plan. Distributions and benefit payment options under a qualified retirement plan are subject to extremely complicated legal requirements. Certain plan distributions may be subject to penalty or excise taxes. A general explanation of the federal income tax treatment of distributions and benefit payment options is provided in Federal Income Tax Considerations in both this prospectus and the SAI. If a participant retires, becomes disabled or terminates employment, the benefit payment options available should be discussed with a qualified financial advisor. Our Account Executives can also be of assistance.

In general, under the Master Plan or our self-directed prototype plan, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. ("Vested" refers to the nonforfeitable portion of your benefits under the plan.) Participants in an individually designed plan are eligible for retirement benefits depending on the terms of that plan. See Benefit Payment Options and Federal Income Tax Considerations for more details. In most cases, benefits must begin no later than April 1 of the year after the participant reaches age 70 1/2 . A participant (other than a more-than-10% owner in an unincorporated practice) may be exempt from this requirement only if a special election was filed with the employer before January 1, 1984.


Under the Master Plan, self-employed persons may generally not receive a distribution during employment prior to age 59 1/2 (age 65 in a defined contribution pension plan), and employees generally may not receive a distribution prior to a separation from service.

PARTICIPANT LOANS

The ADA Master Plan permits participants to borrow a portion (not to exceed $50,000) of their vested Account Balance (all plans combined), if the employer has elected this feature. If the participant is a sole proprietor, partner who owns more than 10% of the business, or a shareholder-employee of an S Corporation who owns more than 5% of the business (or a family member as defined by the IRS), he or she presently may not borrow from his or her vested Account Balance without first obtaining a prohibited transaction exemption from the Department of Labor. Participants should consult with their attorneys or tax advisors regarding the advisability and procedures for obtaining such an exemption. Loans are also available under our self-directed prototype plan and under an individually designed plan if the terms of the plan allow them.

Generally speaking, when a loan is taken, an amount equal to the loan is transferred out of the Investment Options and is set up as a loan account. While the loan is outstanding, the participant must pay interest on the loan. Any principal and interest paid will be added to the participant's loan account balance and will be taxable on distribution. If you fail to repay the loan when due, the amount of the unpaid balance may be taxable and subject to additional penalty taxes. The interest paid on a retirement plan loan may not be deductible.


Loans from the plan should be applied for through the employer. Loans are subject to restrictions under federal tax laws and all plans of the employer are aggregated for purposes of these restrictions. Loan kits containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives. PLEASE NOTE THAT PARTICIPANTS MAY NOT TAKE A LOAN FROM THE REAL ESTATE FUND OR FROM THE GUARANTEED RATE ACCOUNTS PRIOR TO MATURITY. If a participant is married, written spousal consent will be required for a loan.

BENEFIT PAYMENT OPTIONS

We offer a variety of benefit payment options to participants who are eligible to receive benefits from a plan. However, many self-directed and individually-designed plans do not allow all of these options, so you should ask your employer for details on which of these options may be available. Your plan may allow for one or more of the following forms of distribution to be selected:

   o  Qualified Joint and Survivor Annuity

   o  Lump Sum Payment

   o  Installment Payments

   o  Life Annuity

   o  Life Annuity--Period Certain

   o  Joint and Survivor Annuity

   o  Joint and Survivor Annuity--Period Certain

   o  Cash Refund Annuity

See Types of Benefits in the SAI for detailed information regarding each of these options, and Procedures for Withdrawals, Distributions and Transfers in the SAI.

The annuity options may be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity. Fixed annuities are available from insurance companies selected by the Trustees, which meet criteria established by the Trustees from time to time. Upon request, we will provide fixed annuity rate quotes available from one or more such companies. Participants may instruct us to withdraw all or part of their account balance and forward it to the annuity provider selected. Once we have distributed that amount to the company selected, we will have no further responsibility to the extent of the distribution. We provide the variable annuity options. Payments under variable annuity options reflect investment performance of the Growth Equity Fund. The minimum amount that can be used to purchase any type of annuity is $3,500. In most cases an annuity administrative charge of $350 will be deducted from the amount used to purchase an annuity from Equitable Life. Annuities purchased from other providers may also be subject to fees and charges.

SPOUSAL CONSENT RULES


If a participant is married and has an Account Balance greater than $3,500, federal law generally requires payment of a Qualified Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless the participant and spouse have properly waived that form of payment in advance. If a participant is married, the spouse must consent in writing before any type of withdrawal can be made.

SPOUSAL CONSENT REQUIREMENTS

Under the Master Plan and the self-directed prototype plan, you may designate a non-spouse beneficiary any time after the earlier of the first day of the plan year in which you attain age 35 or the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. You may elect a benefit (or make a withdrawal) in a form other than a Qualified Joint and Survivor Annuity within the 90 day period before your annuity starting date. In order to elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing. To consent, your spouse must sign the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.

If you change your mind, you may revoke your election and elect a qualified Joint and Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.

It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary, or if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain self-directed prototype profit sharing plans that do not offer life annuity benefits.


BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT

If a participant dies before the entire benefit has been paid, the remaining benefits will be paid to the beneficiary. The law generally requires the entire benefit to be distributed no more than five years after death. There are two exceptions--(1) if the benefit is payable to the spouse, the spouse may elect to receive benefits over his or her life or a fixed period measured by life expectancy beginning any time up to the date the participant would have attained age 70 1/2 or, if later, one year after the participant's death, and (2) a beneficiary who is not the participant's spouse may elect payments over his or her life or a fixed period measured by life expectancy, provided payments begin within one year of death. If, at death, a participant was already receiving benefits, the beneficiary can continue to receive benefits based on the payment option selected by the participant. To designate a beneficiary or to change an earlier designation, a participant must have the employer send us a beneficiary designation form. The spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in Procedures for Withdrawals, Distributions and Transfers--Spousal Consent Requirements in the SAI.

If a participant in the Master Plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) parents and (c) brothers and sisters. If none of them survive, the participant's vested benefit will be paid to the participant's estate. If a participant in our prototype self-directed plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her
(a) children, (b) grandchildren, (c) parents, (d) brothers and sisters and
(e) nephews and nieces. If none of them survive, the participant's vested benefit will be paid to the participant's estate.

Under the Master Plan, on the day we receive proof of death, we automatically transfer the participant's Account Balance in the Equity Funds to the Money Market Guarantee Account unless the beneficiary gives us other written instructions. The balance in the Real Estate Fund will be treated as a Priority 1 distribution and will be scheduled for transfer to the Money Market Guarantee Account following the last day of the next quarter. See Special Risks Related to the Real Estate Fund.

                            DEDUCTIONS AND CHARGES

There are two general types of expenses you may incur under the Program. The first is expenses which are applicable to all amounts invested in the Program. These include the Program expense charge, investment management, administration fees, and certain other expenses borne directly by the Funds. These charges are deducted from the amount invested in the Program regardless of the type of plan you may have. Generally speaking, these charges are reflected as reductions in the Unit Values of the Funds or as reductions from the rates credited to the Guaranteed Options. These charges apply to all amounts invested in the Program, including amounts being distributed under installment payout options.

The second type of charge is expenses which vary by the type of plan you have or which are charged for specific transactions. These are typically stated in terms of a defined dollar amount. Unless otherwise noted, fees which are set in fixed dollar amounts are deducted by reducing the number of Units in the appropriate Funds and the number of dollars in the Guaranteed Option. The number of Units to be deducted from the Real Estate Fund is based on the last Unit Value determined prior to the date of deduction. See Condensed Financial Information and How We Calculate the Value of Amounts Allocated to The Real Estate Funds. The amount allocable to the three-year or five-year Guaranteed Rate Account will be taken from your most recent GRA in that Account.

No deductions are made from contributions or withdrawals for sales expenses.

               CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM

PROGRAM EXPENSE CHARGE


We assess the Program expense charge against the combined value of Program assets in all the Investment Options. The purpose of this charge is to cover the expenses incurred by Equitable Life and the ADA in connection with the Program. The Unit Values of the Funds and the interest rates credited to the Guaranteed Options reflect the deduction of this charge.


The amount payable to us and the ADA is calculated as follows:

                              ANNUAL PROGRAM EXPENSE
                                      CHARGE
                             ------------------------
 VALUE OF PROGRAM ASSETS          EQUITABLE LIFE          ADA*     TOTAL
------------------------  ----------------------------  -------  -------
 First $400 million                    .650%              .025%    .675%
 Next $350 million                     .650               .020     .670
 Over $750 million                     .650               .020     .670


 * Currently, this charge has been reduced to 0.01% for all asset value levels, but the charge could in the future be increased to the levels shown in the table.

For all Investment Options other than GRAs, the Program expense charge is calculated based on Program assets at the end of the second previous month, and is charged at a monthly rate of 1/12 of the relevant annual charge. For GRAs, the program expense charge is calculated based on Program assets at the end of the second month prior to the day on which the GRA is opened, and is charged at a constant daily rate of 1/365 of the relevant annual charge until maturity. Subsequent changes in the Program Expense Charge will not be reflected in the charge against closed GRAs. In addition to the Program expense charge, an annual investment accounting fee of 0.02% is charged on all amounts of Program assets invested in GRAs issued after February 1992. This fee is reflected in the interest rates credited to the GRAs and is calculated and charged in the same manner as the Program expense charge.

Our portion of the Program expense charge is applied toward the cost of maintenance of the Investment Options, promotion of the Program, commissions, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. The ADA's part of this fee covers developmental and administrative expenses incurred in connection with the Program. The Trustees can direct us to raise or lower the ADA's part of this fee to reflect their expenses in connection with the Program. Currently, this fee has been reduced to 0.01% for all asset value levels. During 1995 we received $6,487,705 and the ADA received $104,687 under the Program expense charge then in effect.


ADMINISTRATION AND INVESTMENT MANAGEMENT FEES

The computation of the Unit Values applicable for each Fund also reflects the deduction of charges for administration and investment management.


Equity Funds. We receive fees for investment management services we provide for the Growth Equity Fund. We also receive an administration fee from all the Equity Funds which covers the administrative functions related to the offering of those Funds. We maintain records for all portfolio transactions and cash flow control, calculate Unit Values, monitor compliance with the New York Insurance Law and supervise custody matters for all the Funds.


Real Estate Fund. The investment management fee compensates us for managing the Real Estate Fund as well as the underlying Prime Property Fund. The Real Estate Fund is not charged an additional fee for our management of Prime Property Fund. The services we provide with respect to the Real Estate Fund include monitoring the Real Estate Fund's holdings and liquidity. The services we provide with respect to Prime Property Fund include selecting real properties for purchase and sale, selecting managers for those properties and, in some cases, managing the properties ourselves, appraising the properties, accounting for their receipts and disbursements and servicing any loans issued by Prime Property Fund. The administration fee is to reimburse us for the additional expenses involved in administering the Fund.

FEES. The investment management and administration fees are also based on the Program assets in the Fund at the end of the second month prior to the day on which the calculation is being made. The fees charged monthly are 1/12 of the following amounts:

                                                         TYPE OF FEE
                              VALUE OF PROGRAM    INVESTMENT
            FUND                 FUND ASSETS      MANAGEMENT   ADMINISTRATION   TOTAL
---------------------------  -----------------  ------------  --------------  --------
                              FIRST $100
 Growth Equity Fund           million           .29%                .15%          .44%
                              Over $100 million .20                 .15           .35
 --------------------------   ----------------- ------------  --------------  --------
 Aggressive Equity Fund       All amounts             --            .15(1)        .15(1)
                              ----------------- ------------  --------------  --------
 ADA Foreign Fund             All amounts             --            .15(2)        .15(2)
                              ----------------- ------------  --------------  --------
 Equity Index Fund            All amounts             --            .15           .15
                              ----------------- ------------  --------------  --------
 Lifecycle
 Fund--Conservative           All amounts             --            .15           .15
                              ----------------- ------------  --------------  --------
 Lifecycle Fund--Moderate     All amounts             --            .15           .15
                              ----------------- ------------  --------------  --------
 Real Estate Fund             First $50 million 1.10                .25          1.35
                              Next $25 million  1.00                .25          1.25
                              Over $75 million  .95                 .25          1.20
 --------------------------   ----------------- ------------  --------------  --------



   (1) An annual amount of up to 0.25% of the average daily net assets of the ADA Program invested in the MFS Emerging Growth Fund is paid to Equitable Life. Equitable Life has waived the 0.15% Administration fee applicable to the Aggressive Equity Fund and will use the payment from MFS Funds Distributors, Inc. to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.

   (2) Equitable Life has waived the administrative fee for the ADA Foreign Fund in view of the payment for services rendered to Templeton it will receive from Templeton in an amount equal to the 12b-1 fees charged by Templeton to the Templeton Foreign Fund. The 12b-1 fee charged by Templeton is at the annual rate not to exceed 0.25% of the Templeton Foreign Fund's assets. Amounts received by us will be used for administrative expenses associated with the Program's operations and to fund Program enhancements.


OTHER EXPENSES BORNE DIRECTLY BY THE FUNDS

Certain costs and expenses are charged directly to the Funds. These may include Securities and Exchange Commission filing fees and certain related expenses including printing of SEC filings, prospectuses and reports, mailing costs, custodians' fees, financial accounting costs, outside auditing and legal expenses, and other costs related to the Program. These are included as "Other Expenses" in the tables of Annual Fund Operating Expenses and Summary of Fund Expenses.


The Aggressive Equity, ADA Foreign and Equity Index Funds purchase and sell shares in the MFS Emerging Growth Fund, Templeton Foreign Fund and Seven Seas S&P 500 Index Fund, respectively, at net asset value. The net asset value reflects charges for management, audit, legal, shareholder services, transfer agent and custodian fees. For a description of charges and expenses assessed by the MFS Emerging Growth Fund, Templeton Foreign Fund and the Seven Seas S&P 500 Index Fund, which are indirectly borne by the Funds, please refer to the prospectuses for each of these funds.


The Lifecycle Funds--Conservative and Moderate purchase and sell units in the Lifecycle Fund Group Trusts--Conservative and Moderate, respectively, at net asset value. The net asset value reflects charges for management, audit, legal, custodian and other fees. By agreement with the ADA Trustees, Equitable Life imposes a charge at the annual rate of .03% of the value of the respective assets of the Lifecycle Funds--Conservative and Moderate to compensate it for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying Funds maintained by State Street among the Investment Options described in this prospectus. For a description of charges and expenses assessed by the Lifecycle Fund Group Trusts, which are indirectly borne by the Lifecycle Funds, please refer to our separate prospectus for those Funds.

PLAN AND TRANSACTION EXPENSES
ADA RETIREMENT PLAN, PROTOTYPE SELF-DIRECTED PLAN AND
INDIVIDUALLY-DESIGNED PLAN FEES

RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee from each participant's Account Balance. This fee is:

ADA Members Retirement Plan participants  .... $3 per quarter
Self-Directed Prototype Plan participants  ... $3 per quarter
Participants in Pooled-Trust Arrangement  .... $1 per quarter

ENROLLMENT FEE. The employer must pay us a non-refundable enrollment fee of $25 for each participant enrolling under its plan. If we do not maintain individual participant records under an individually- designed plan, the employer is instead charged $25 for each plan or trust. If these charges are not paid by the employer, the amount may be deducted from subsequent contributions or from participants' Account Balances.

PROTOTYPE SELF-DIRECTED PLAN FEES. Employers who participate in our prototype self-directed plan will incur additional fees not payable to us, such as brokerage and administration fees.
INDIVIDUAL ANNUITY CHARGES

ANNUITY ADMINISTRATIVE CHARGE. If a participant elects a variable annuity payment option, a $350 charge will usually be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application for the annuity and with issuing each month's annuity payment. Annuities purchased from other providers may also be subject to fees and charges. See Distributions From the Investment Options and Benefit Payment Options for details.

PREMIUM TAXES. In certain jurisdictions, amounts used to purchase an annuity are subject to a premium tax (rates currently range up to 5%). Taxes depend, among other things, on your place of residence, applicable laws and the form or annuity benefit you select. We will deduct any premium taxes we pay based on your place of residence at the time the annuity payments begin.
GENERAL INFORMATION ON FEES AND CHARGES


We may change our investment management fees if we give the Trustees 90 days notice and comply with certain conditions of our group annuity contract with them. The other fees and charges described above may be changed at any time by the mutual consent of Equitable Life and the ADA. During 1995 we received total fees and charges under the Program of $9,232,986.

                       FEDERAL INCOME TAX CONSIDERATIONS


Current federal income tax rules relating to adoption of the Program and generally to distributions to participants under qualified retirement plans are outlined briefly below. Current federal income tax rules provisions relating to contributions are outlined briefly in the SAI under Provisions of the ADA Plans. For purposes of this outline we have assumed that you are not a participant in any other qualified retirement plan. We have not attempted to discuss other current federal income tax rules that govern participation, vesting, funding or prohibited transactions, although some information on these subjects appears here and in the SAI; nor do we discuss the reporting and disclosure or fiduciary requirements of the Employee Retirement Income Security Act. In addition, we do not discuss the effect, if any, of state tax laws that may apply. FOR INFORMATION ON THESE MATTERS, WE SUGGEST THAT YOU CONSULT YOUR TAX ADVISOR.


ADOPTING THE PROGRAM

If you adopt an ADA Plan, you will not need IRS approval unless you adopt certain provisions. We will tell you whether it is desirable for you to submit your plan to the Internal Revenue Service for approval. If you make such a submission, you will have to pay an IRS user's fee. The Internal Revenue Service does not have to approve your adoption of the Pooled Trust.

INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS

In this section, the word "you" refers to the plan participant.

Amounts distributed to a participant from a qualified plan are generally subject to federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.

LUMP SUM DISTRIBUTIONS. If your benefits are distributed to you in a lump sum after you have participated in the plan for at least five taxable years, you may be able to use five-year averaging. Under this method, the tax on the lump sum distribution is calculated separately from taxes on any other income you may have during the year. The tax is calculated at ordinary income tax rates in the year of the distribution, but as if it were your only income in each of five years. The tax payable is the sum of the five years' calculations. To qualify for five-year averaging, the distribution must consist of your entire balance in the plan and must be made in one taxable year of the recipient after you have attained age 59 1/2. Five-year averaging is available only for one lump sum distribution.

If you were born before 1936, you may elect to have special rules apply to one lump sum distribution. These special rules are available if the distribution is made after attainment of age 59 1/2 or on account of death or disability. If you are an employee, the special rules may also apply if the distribution results from termination of employment. Under these special rules, you may elect either ten-year averaging using 1986 rates or five-year averaging using then current rates. In addition, you may elect separately to have the portion of your distribution attributable to pre-1974 contributions taxed at a flat 20% rate.

ELIGIBLE ROLLOVER DISTRIBUTIONS. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan or individual retirement arrangement ("IRA"), or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory federal income tax withholding will apply unless the distribution is directly transferred to a qualified plan or IRA. See Eligible Rollover Distributions and Federal Income Tax Withholding in the SAI for a more detailed discussion.

ANNUITY OR INSTALLMENT PAYMENTS; COST BASIS. Each payment you receive is treated as ordinary income except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you were required to include in gross income in prior years. A portion of each annuity or installment payment you receive will be excluded from gross income to reflect the recovery of your cost basis. The excludable portion is based on the ratio of your cost basis in the annuity on the annuity starting date to the expected return under the annuity as of such date. Under an annuity with a life contingency, the expected return is based on your life expectancy, that is, the number of annuity payments anticipated to be made during your lifetime. In the case of a joint and survivor annuity, the expected return is based on the joint life expectancy, that is, the number of payments anticipated to be made during you and your joint annuitant's lifetimes. If you (and your survivor) continue to receive payments after your investment in the contract has been fully recovered, all amounts will be taxable. An adjustment will be required in computing the expected return of the annuity with a life contingency if payments are to be made for any period certain. If annuity payments cease because you die before all investment is recovered, a deduction is available for the unrecovered investment.


IN SERVICE WITHDRAWALS; HARDSHIP WITHDRAWALS. Some plans allow in-service withdrawals of after-tax contributions. The portion of each in-service withdrawal attributable to cost basis is received income tax-free. The portion that is attributable to earnings will be included in your gross income. Amounts contributed before January 1, 1987 to employer plans which on May 5, 1986 permitted such withdrawals, are taxable withdrawals only to the extent that they exceed the amount of your cost basis. Other amounts are treated as partly a return of cost basis with the remaining portion treated as earnings. Amounts included in gross income under this rule may also be subject to the additional 10% penalty tax on premature distributions described below. In addition, 20% mandatory federal income tax withholding may also apply.

PREMATURE DISTRIBUTIONS. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 59 1/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other qualified plan.

The exceptions to the penalty tax include (a) distributions made on account of your death or disability, (b) distributions in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you and your beneficiary), (c) distributions due to separation from active service after age 55 and (d) distributions used to pay deductible medical expenses.

EXCESS DISTRIBUTIONS. You may be liable for a 15% excise tax on all distributions in excess of a threshold amount. All distributions you receive from qualified plans, IRAs and Section 403(b) tax deferred annuities are aggregated for this purpose, even if those plans were maintained by unrelated employers.


For installment and annuity payments, the threshold amount is $155,000 in 1996. If you elect special averaging for a lump sum distribution received in 1996, you will owe the excise tax only to the extent your distribution exceeds five times the threshold for excess distributions (i.e., $775,000 in 1996).


WITHHOLDING. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly transferred to a qualified plan or IRA. If a distribution is not an eligible rollover distribution, income tax will be withheld from all taxable payments unless the recipient elects otherwise. The rate of withholding depends on the type of distribution. See Eligible Rollover Distributions and Federal Income Tax Withholding in the SAI. Under the ADA Master Retirement Plan, we will withhold the tax and send you the remaining amount. Under an individually designed plan or our prototype self-directed plan that uses the Pooled Trust for investment only, we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding federal income tax upon distributions to you or your beneficiary.

OTHER TAX CONSEQUENCES

Federal estate and gift and state and local estate, inheritance, and other tax consequences of participation in the Program depend on the jurisdiction and the circumstances of each participant or beneficiary. For complete information on federal, state, local and other tax considerations, a qualified tax advisor should be consulted.

MISCELLANEOUS

CHANGE OR DISCONTINUANCE OF THE PROGRAM. The group annuity contract has been amended from time to time, and may be amended in the future. No future change can affect annuity benefits in the course of payment. Provided certain conditions are met, we may terminate the offer of any of the Investment Options and offer new ones with different terms.

Our contract with the Trustees may be terminated by us or the ADA. If our contract with the Trustees is terminated, we will not accept any further contributions or perform recordkeeping functions after the date of termination. At that time we would make arrangements with the Trustees as to the disposition of assets in the Investment Options we provide, subject to the following restrictions (i) transfers and withdrawals of assets allocated to the Real Estate Fund would continue to be subject to the restrictions described in this prospectus and in the SAI; (ii) assets allocated to the Money Market Guarantee Account would be transferred at the direction of the Trustees in installments over a period of time not to exceed two years; however, during that time participants would be permitted to transfer amounts out of the Money Market Guarantee Account to a funding vehicle provided by another financial institution (other than a money market fund or similar investment); and (iii) amounts allocated to the Guaranteed Rate Accounts will be held until maturity. You may be able to continue to invest amounts in the Investment Options we provide and elect payment of benefits through us if the Trustees make arrangements with us.

DISQUALIFICATION OF PLAN. If your plan is found not to qualify under the Internal Revenue Code, we may return the plan's assets to the employer, as the plan administrator or we may prevent plan participants from investing in the separate accounts.

REPORTS. We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.

REGULATION. We are subject to regulation and supervision by the Insurance Department of the State of New York, which periodically examines our affairs. We are also subject to the insurance laws and regulations of all jurisdictions in which we are authorized to do business. This regulation does not, however, involve any supervision of the investment policies of the Funds or of the selection of any investments except to determine compliance with the law of New York. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business for purposes of determining solvency and compliance with local insurance laws and regulations.

LEGAL PROCEEDINGS. We are engaged in litigation of various kinds which in our judgment is not of material importance in relation to our total assets. None of the litigation now in progress is expected to affect any assets of the Funds.

ADDITIONAL INFORMATION. A registration statement relating to the offering described in this prospectus has been filed with the Securities and Exchange Commission under the Securities Act of 1933. Certain portions of the Registration Statement have been omitted from this prospectus and the SAI pursuant to the rules and regulations of the Commission. The omitted information may be obtained by requesting a copy of the registration statement from the Commission's principal office in Washington, D.C., and paying the Commission's prescribed fees.

EXPERTS. [To be inserted at a later date.]


ACCEPTANCE. The employer or plan sponsor, as the case may be, is solely responsible for determining whether the Program is a suitable funding vehicle and should, therefore, carefully read the prospectus and other materials before entering into a Participation Agreement.

                              TABLE OF CONTENTS
                    OF STATEMENT OF ADDITIONAL INFORMATION


                                                   PAGE
                                               ----------
The Contracts ................................ SAI-2
Your Responsibilities as Employer ............ SAI-2
Procedures for Withdrawals, Distributions and
 Transfers ................................... SAI-3
Types of Benefits ............................ SAI-8
Provisions of the Master Plan ................ SAI-10
Prime Property Fund Investments .............. SAI-13
Investment Restrictions Applicable to
 the Funds ................................... SAI-17
How We Value the Assets of the Funds  ........ SAI-18
Summary of Unit Values for the Funds  ........ SAI-20
Growth Equity and Aggressive Equity Fund
 Transactions ................................ SAI-20
Investment Management Fee .................... SAI-23
Underwriter .................................. SAI-24
Our Management ............................... SAI-24
Financial Statements ......................... SAI-26


                       CLIP AND MAIL TO US TO RECEIVE A
                     STATEMENT OF ADDITIONAL INFORMATION
 ----------------------------------------------------

To:The Equitable Life Assurance Society
 of the United States
Box 2486 G.P.O.
New York, NY 10116


Please send me a copy of the Statement of Additional Information for the American Dental Association Members Retirement Program Prospectus dated May 1, 1996.


       Name
       -----------------------------------------------------------------------
       Address:
       -----------------------------------------------------------------------
       -----------------------------------------------------------------------
       -----------------------------------------------------------------------

 ----------------------------------------------------

Copyright 1995 by The Equitable Life Assurance Society of the United States. All rights reserved.

                                       INVESTMENT OPTION CHARACTERISTICS
                                         AGGRESSIVE EQUITY                                          LIFECYCLE FUND--
                     GROWTH EQUITY FUND         FUND         ADA FOREIGN FUND   EQUITY INDEX FUND     CONSERVATIVE
------------------  ------------------  ------------------  -----------------  ------------------  ----------------
Designed for        Long term growth    Long term growth    Long term growth   Parallel the total  Current income
 (Objective)        of capital          of capital          of capital         return of the S&P   and low to
                                                                               500 Index           moderate growth
                                                                                                   of capital
------------------  ------------------  ------------------  -----------------  ------------------  ----------------
Invests Primarily   Common stocks and   Invests 100% of     Invests 100% of    Invests 100% of     Invests 100% of
 In                 other equity-type   its assets in the   its assets in the  its assets in the   its assets in a
                    securities          MFS Emerging        Templeton Foreign  Seven Seas Series   mix of
                    generally issued    Growth Fund which   Fund which         S&P 500 Index Fund  underlying
                    by large and        invests in common   invests primarily  which invests in    collective
                    intermediate-sized  stocks of small     in common stocks   all 500 stocks in   investment funds
                    companies           and medium-sized    of companies       the S&P 500 Index   maintained by
                                        companies that are  outside the U.S.   in proportion to    State Street
                                        early in their                         their weighting in
                                        life cycle.                            the Index
------------------  ------------------  ------------------  -----------------  ------------------  ----------------
Risk to Principal   Average for a       Somewhat higher     Somewhat higher    Somewhat lower      Somewhat lower
                    growth fund         than a growth fund  than a growth      than the Growth     than the
                                                            fund               Equity Fund         Lifecycle
                                                                                                   Fund--Moderate
------------------  ------------------  ------------------  -----------------  ------------------  ----------------
Primary Growth      Capital             Capital             Capital            Capital             Capital
 Potential Through  appreciation and    appreciation and    appreciation and   appreciation and    appreciation and
                    reinvested          reinvested          reinvested         reinvested          reinvested
                    dividends           dividends           dividends          dividends           dividends and
                                                                                                   interest
------------------  ------------------  ------------------  -----------------  ------------------  ----------------
Income Guarantee    No                  No                  No                 No                  No
------------------  ------------------  ------------------  -----------------  ------------------  ----------------
Volatility of       Somewhat more       Highly volatile     Generally depends  Generally equal to  Generally lower
 Return             volatile than the                       on stock, country  the S&P 500 Index   than pure equity
                    S&P 500                                 and currency                           funds, but
                                                            selections, as                         degree may vary
                                                            well as market                         depending on
                                                            factors                                market
                                                                                                   conditions
------------------  ------------------  ------------------  -----------------  ------------------  ----------------
Transfers to other  Permitted daily     Permitted daily     Permitted daily    Permitted daily     Permitted daily
 Options                                                    except under
                                                            extreme
                                                            circumstances
------------------  ------------------  ------------------  -----------------  ------------------  ----------------
Withdrawal          No                  No                  No                 No                  No
 Penalties
------------------  ------------------  ------------------  -----------------  ------------------  ----------------









                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                               INVESTMENT OPTION CHARACTERISTICS
                     LIFECYCLE FUND--                       GUARANTEED RATE      MONEY MARKET
                         MODERATE      REAL ESTATE FUND        ACCOUNTS        GUARANTEE ACCOUNT
------------------  ----------------  -----------------  -------------------  -----------------
Designed for        Growth of         Stable rate of     Principal and        Principal and
 (Objective)        capital and       return through     interest             interest
                    reasonable level  rental income and  guaranteed--         guaranteed--short
                    of current        appreciation       interest rates       term rates
                    income                               reflect maturities
------------------  ----------------  -----------------  -------------------  -----------------
Invests Primarily   Invests 100% of   High-grade,        Contributions        Contributions
 In                 its assets in a   income-producing   credited with fixed  credited with
                    mix of            real property      rate of interest     current
                    underlying                           until the maturity   guaranteed rate
                    collective                           date                 of interest
                    investment funds
                    maintained by
                    State Street
------------------  ----------------  -----------------  -------------------  -----------------
Risk to Principal   Somewhat lower    Lower than the     Carrier providing    Equitable Life
                    than a growth     Equity Funds       GRAs guarantees      guarantees
                    fund                                 principal and        principal and
                                                         interest             interest; also
                                                                              backed by assets
                                                                              in insulated
                                                                              separate account
------------------  ----------------  -----------------  -------------------  -----------------
Primary Growth      Capital           Rental income,     Interest income      Interest income
 Potential Through  appreciation,     capital
                    reinvested        appreciation and
                    dividends         interest
------------------  ----------------  -----------------  -------------------  -----------------
Income Guarantee    No                No                 Yes--subject to      Yes
                                                         withdrawal
                                                         penalties
------------------  ----------------  -----------------  -------------------  -----------------
Volatility of       Generally lower   Stable and less    Carrier providing    Equitable Life
 Return             than pure equity  volatile than the  GRAs guarantees      guarantees
                    funds, but        Equity Funds       interest rate until  monthly interest
                    degree may vary                      the maturity date    rate; also backed
                    depending on                                              by assets in
                    market                                                    insulated
                    conditions                                                separate account
------------------  ----------------  -----------------  -------------------  -----------------
Transfers to other  Permitted daily   Permitted          Permitted only at    Permitted daily
 Options                              quarterly if cash  maturity
                                      available
------------------  ----------------  -----------------  -------------------  -----------------
Withdrawal          No                No                 Prior to maturity,   No
 Penalties                                               withdrawals may not
                                                         be permitted or may
                                                         be subject to a
                                                         penalty
------------------  ----------------  -----------------  -------------------  -----------------


The Funds each have different investment objectives and policies that can affect the returns of each Fund and the market and financial risks to which each is subject. While we do not intend to change the investment objectives of the pooled funds, we nevertheless have the right to do so, subject to the approval of the New York State Insurance Department. The Funds involve a greater potential for growth but involve risks that are not present with the Guaranteed Options. There is no assurance that any of the investment objectives of the Funds will be achieved or that the risk to principal or volatility of return will be as indicated.

-----------------------------------------------------------------------------
                     STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------------------------------------------------

MAY 1, 1996

                         AMERICAN DENTAL ASSOCIATION
                          MEMBERS RETIREMENT PROGRAM

Separate Account Units of interest under a group annuity contract with THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, 787 Seventh Avenue, New York, New York 10019, which funds the American Dental Association Members Retirement Program. Toll-free telephone number 1-800-223-5790.
-----------------------------------------------------------------------------


This Statement of Additional Information is not a prospectus. It should be read in conjunction with the prospectus dated May 1, 1996 for the American Dental Association Members Retirement Program. THIS SAI RELATES TO ALL INVESTMENT OPTIONS EXCEPT THE EQUITY INDEX FUND AND LIFECYCLE FUNDS, WHICH ARE DISCUSSED IN OUR SEPARATE SAI FOR THOSE FUNDS.


A copy of the prospectus to which this Statement of Additional Information relates is available at no charge by writing to Equitable Life at Box 2486 G.P.O., New York, New York 10116 or by calling our toll-free telephone number.

The following information is contained primarily in the prospectus:

                           Investment Objectives and Policies
                           Investment Advisory Services

Certain of the cross references in this Statement of Additional Information are contained in the prospectus dated May 1, 1996 to which this Statement of Additional Information relates.


                              TABLE OF CONTENTS

                                                         PAGE
                                                     ----------
The Contracts ...................................... SAI-2
Your Responsibilities as Employer .................. SAI-2
Procedures for Withdrawals, Distributions and
  Transfers ........................................ SAI-3
 Pre-Retirement Withdrawals ........................ SAI-3
 Benefit Distributions ............................. SAI-4
 Spousal Consent Requirements ...................... SAI-4
 Eligible Rollover Distributions and
  Federal Income Tax Withholding ................... SAI-5
 Premature Withdrawals and Transfers from
  a GRA ............................................ SAI-5
 Maturing GRAs ..................................... SAI-7
 Special Rules for Distributions and Transfers
  from the Real Estate Fund ........................ SAI-7
 Real Estate Fund Withdrawals from Prime  Property
 Fund .............................................. SAI-8
Types of Benefits .................................. SAI-8
Provisions of the Master Plan ...................... SAI-10
 Plan Eligibility Requirements ..................... SAI-10
 Contributions to Qualified Plans .................. SAI-10
 Contributions to the ADA Master Plan .............. SAI-11
 Allocation of Contributions ....................... SAI-12
 The ADA Master Plan and Section 404(c) of  ERISA  . SAI-12
 Vesting ........................................... SAI-12
Prime Property Fund Investments .................... SAI-13
Holdings of Prime Property Fund .................... SAI-15
Investment Restrictions Applicable to the Funds  ... SAI-17
 The Growth Equity Fund ............................ SAI-17
 The Aggressive Equity Fund ........................ SAI-17
 The ADA Foreign Fund .............................. SAI-17
 The Equity Index Fund ............................. SAI-17
 Lifecycle Funds ................................... SAI-18
 The Real Estate Fund .............................. SAI-18
How We Value the Assets of the Funds ............... SAI-18
 Assets Held in Prime Property Fund ................ SAI-19
Summary of Unit Values for the Funds ............... SAI-20
  The Equity Funds  ................................ SAI-20
  The Real Estate Fund  ............................ SAI-21
  Prime Property Fund  ............................. SAI-22
Growth Equity and Aggressive Equity Fund
  Transactions  .................................... SAI-22











Prime Property Fund Transactions ................... SAI-23
Investment Management Fee .......................... SAI-23
Underwriter ........................................ SAI-24
Our Management ..................................... SAI-24
Financial Statements ............................... SAI-26

------------

Copyright 1996 by The Equitable Life Assurance Society of The United States. All rights reserved.

                   ADDITIONAL INFORMATION ABOUT THE PROGRAM

THE CONTRACTS


The Program is primarily funded through a group annuity contract issued to the Trustees by The Equitable Life Assurance Society of the United States (Equitable Life). The contract governs the Investment Options that are provided by Equitable Life under the Program. The Trustees have also entered into two group annuity contracts with New York Life Insurance Company (New York Life) which govern Guaranteed Rate Accounts opened during the one year period beginning August 2, 1995. The Trustees hold all contracts for the benefit of employers and participants in the Program.


In addition, the Trustees and Equitable Life have entered into an administrative services agreement that governs Equitable Life's duties relating to administrative support, recordkeeping and marketing for the Program. This agreement would under most circumstances terminate at the same time as the group annuity contract.

YOUR RESPONSIBILITIES AS EMPLOYER

If you adopt the ADA Master Plan, you as the employer and plan administrator will have certain responsibilities, including:

   o sending us your contributions at the proper time and in the proper format;

   o maintaining all personnel records necessary for administering your plan;

   o  determining who is eligible to receive benefits;

   o  forwarding to us all the forms your employees are required to submit;

   o distributing summary plan descriptions and participant annual reports to your employees and former employees;

   o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

   o filing an annual information return for your plan with the Internal Revenue Service, if required;

   o providing us the information with which to run special non-discrimination tests, if you have a 401(k) plan or your plan accepts post-tax employee or employer matching contributions;

   o determining the amount of all contributions for each participant in the plan;

   o  forwarding salary deferral and post-tax employee contributions to us;
and

   o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan.

                                SAI-2

If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by your adoption of the Pooled Trust for investment only. If you adopt our self-directed prototype plan, you will be completely responsible for administering the plan and complying with all of the reporting and disclosure requirements applicable to qualified plans, with the assistance of the recordkeeper of your choice.

We will give you guidance and assistance in the performance of your responsibilities. The ultimate responsibility, however, rests with you. If you have questions about any of your obligations, you can contact our Account Executives at 1-800-223-5790 or write to us at Box 2486 G.P.O., New York, New York 10116.

PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS


PRE-RETIREMENT WITHDRAWALS. Under the Master Plan, self-employed persons may generally not receive a distribution during employment prior to age 59 1/2 (age 65 in a defined contribution pension plan), and employees may generally not receive a distribution prior to separation from service. However, if your employer maintains the Master Plan as a profit sharing plan, you may request distribution of benefits after you reach age 59 1/2 even if you are still working. If your employer maintains the Master Plan as a 401(k) plan and you are under age 59 1/2 , you may withdraw your own 401(k) contributions only if you can demonstrate financial hardship within the meaning of applicable Income Tax Regulations. Each withdrawal must be at least $1,000 (or, if less, your entire Account Balance or the amount of your hardship withdrawal under a 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time.


You may withdraw all or part of your Account Balance under the Master Plan attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your Account Balance attributable to post-tax employee contributions). See Federal Income Tax Considerations in the prospectus.

All benefit payments (including withdrawals due to plan terminations) will be paid in accordance with the rules described below under Benefit
Distributions. All other withdrawals will be effected as of the close of business on the day we receive the properly completed form.

If you are married, your spouse must consent in writing before you can make any type of withdrawal. See Spousal Consent Requirements below.

Under the self-directed prototype plan you may receive a distribution upon attaining normal retirement age as specified in the plan, or upon separation from service. If your employer maintains the self-directed prototype plan as a profit sharing plan, an earlier distribution of funds that have accumulated after two years is available if you incur a financial hardship, as defined in the plan. In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See Spousal Consent Requirements below.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.


PLEASE NOTE THAT GENERALLY YOU MAY NOT MAKE WITHDRAWALS FROM THE GUARANTEED RATE ACCOUNTS PRIOR TO MATURITY EVEN IF THE EMPLOYER PLAN PERMITS WITHDRAWALS PRIOR TO THAT TIME. (SEE PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA). TRANSFERS FROM THE ADA FOREIGN FUND, THE EQUITY INDEX FUND, THE AGGRESSIVE EQUITY FUND AND THE LIFECYCLE FUNDS--CONSERVATIVE AND MODERATE ARE PERMITTED DAILY EXCEPT UNDER


                                SAI-3

INFREQUENT CIRCUMSTANCES WHEN THEY MAY BE SUBJECT TO A DELAY. SEE BENEFIT DISTRIBUTIONS BELOW. IN ADDITION, THE REAL ESTATE FUND IS SUBJECT TO SPECIAL WITHDRAWAL RULES WHICH ARE DESCRIBED UNDER SPECIAL RULES FOR DISTRIBUTIONS AND TRANSFERS FROM THE REAL ESTATE FUND.

BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under the Master Plan, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation form. If we receive your properly completed forms on or before the 15th of the month, your benefits will commence as of the close of business on the first business day of the next month; if your forms arrive after the 15th, your benefits will commence as of the close of business on the first business day of the second following month.

Under an individually designed plan and our self-directed prototype plan, your employer must send us a request for disbursement form. We will send single sum payments to your plan's trustee as of the close of business on the day we receive a properly completed form. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. Fixed annuities are available from insurance companies selected by the Trustees. See Types of Benefits. Annuity payments will be paid directly to you and will commence as of the close of business on the first business day of the next month if we receive your properly completed forms on or before the 15th of the month. If we receive your properly completed forms after the 15th, annuity payments will commence as of the close of business on the first business day of the second following month.


Transfers and withdrawals from the Aggresive Equity Fund, the ADA Foreign Fund and the Equity Index Fund may be deferred if there is any delay in redemption of shares of the respective mutual funds in which the Funds invest. We generally do not expect any delays.


Transfers and withdrawals from the Lifecycle Funds--Conservative and Moderate may be deferred if there is any delay in redemption of units of the Lifecycle Fund Group Trusts. We generally do not expect any such delays.

Special rules apply to withdrawals from the Real Estate Fund. See Special Rules for Distributions and Transfers from the Real Estate Fund.

Please note that we use the value of your vested benefits at the close of business on the day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you buy a fixed annuity, your check will come from the company you selected. If you are withdrawing more than $50,000 and you would like expedited delivery at your expense, you may request it on your election of benefits form.

Distributions under a qualified retirement plan such as yours are subject to extremely complicated legal requirements. When you are ready to retire, we suggest that you discuss the available payment options with your employer. Our Account Executives can provide you or your employer with information.

SPOUSAL CONSENT REQUIREMENTS. Under the Master Plan and the self-directed prototype plan, you may designate a non-spouse beneficiary any time after the earlier of the first day of the plan year in which you attain age 35 or the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. You may elect a benefit (or make a withdrawal) in a form other than a Qualified Joint and Survivor Annuity within the 90 day period before your annuity starting date. In order to elect a form of benefit other than

                                SAI-4
a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing. To consent, your spouse must sign the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.

If you change your mind, you may revoke your election and elect a Qualified Joint and Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.

It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary or, if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain self-directed prototype profit sharing plans that do not offer life annuity benefits.


ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING. All "eligible rollover distributions" are subject to mandatory federal income tax withholding of 20% unless the participant elects to have the distribution directly rolled over to a qualified plan or individual retirement arrangement
(IRA). An "eligible rollover distribution" is a distribution of the taxable portion of a participant's benefit (other than to the extent that it is a required minimum distribution under federal income tax rules) unless the distribution is one of a series of substantially equal periodic payments made (not less frequently than annually) (1) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or (2) for a specified period of 10 years or more. In addition, applicable income tax regulations provide that the following are not eligible rollover distributions subject to mandatory 20% withholding:

   o  certain corrective distributions under Internal Revenue Code (Code)
Section 401(k) plans;

   o  loans that are treated as deemed distributions under Code Section
72(p); and


   o a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order.

If a distribution is made to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.

If a distribution is not an "eligible rollover distribution" income tax will be withheld from all taxable payments unless the recipient elects not to have income tax withheld.

PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA. You may transfer amounts from other Investment Options to a GRA at any time. Transfers may not be made from one GRA to another or from a GRA to one of the other Investment Options until the maturity date of the GRA. Likewise, you may not remove amounts from a GRA prior to maturity in order to obtain a plan loan or make a hardship or in-service withdrawal. If your plan's assets are transferred to another funding vehicle from the Program or if your plan is terminated, we will continue to hold your money in GRAs until maturity. All such GRAs will be held in the Pooled Trust under the investment- only arrangement. See The Program--Summary of the Plans and Trusts in the prospectus.

Withdrawals are not permitted prior to maturity unless they are permitted under your plan and are Exempt or Qualified, as explained below. Exempt Withdrawals may be made without penalty at any time. Qualified

                                SAI-5

Withdrawals are subject to a penalty. No Qualified Withdrawals are permitted from a five-year GRA during the first two years after the end of its offering period; this rule does not apply if the amount of the applicable penalty is less than the interest you have accrued. If you have more than one GRA and you are taking a partial withdrawal or installments, amounts held in your most recently purchased three-year or five-year GRA that is available under the withdrawal rules for Exempt and Qualified Withdrawals will first be used to make withdrawal or installment payments. Please note that withdrawals, transfers, reallocations on maturity and benefit distributions from GRAs provided by a carrier other than Equitable Life are subject to Equitable Life's receipt of the proceeds of such GRA from such carrier.

Exempt Withdrawal. You may withdraw amounts without penalty from a GRA prior to its maturity if:

   o you are a dentist age 59 1/2 or older and you elect an installment payout of at least three years or an annuity benefit;

   o you are not a dentist and you attain age 59 1/2 or terminate employment (including retirement);

   o  you are disabled;

   o  you attain age 70 1/2 ; or

   o  you die.

Qualified Withdrawal. You may withdraw amounts with a penalty from a GRA prior to its maturity if you are a dentist and are taking payment upon retirement after age 59 1/2 under a distribution option of less than three years duration. The interest paid to you upon withdrawal will be reduced by an amount calculated as follows:

       (i) the amount by which the three-year GRA rate being offered on the date of withdrawal exceeds the GRA rate from which the withdrawal is made, times

      (ii) the years and/or fraction of a year until maturity, times

     (iii) the amount withdrawn from the GRA.

We will make this calculation based on GRA rates without regard to deductions for the applicable Program expense charge. If the three-year GRA is not being offered at the time of withdrawal, the adjustment will be based on then current rates on U.S. Treasury notes or for a comparable option under the Program.

Your original contributions will never be reduced by this adjustment. No adjustment is made if the current three-year GRA rate is equal to or less than the rate for the GRA from which the Qualified Withdrawal is being made. A separate adjustment is calculated for each GRA. If the interest accumulated in one GRA is insufficient to recover the amount calculated under the formula, the excess may be deducted as necessary from interest accumulated in other GRAs of the same duration.

EXAMPLE: You contribute $1,000 to a three-year GRA on January 1 with a rate of 4%. Two years later you make a Qualified Withdrawal. Your GRA balance is $1,082. The current GRA rate is 6%; (i) 6%-4%=2%, (ii) 2% X 1 year=2%, (iii)
2% X $1,082=$21.64. The withdrawal proceeds would be $1,082-$21.64=$1,060.36.

                                SAI-6

MATURING GRAS

   o  Your confirmation notice lists the maturity date for each GRA you hold.

   o You may arrange in advance for the reinvestment of your maturing GRAs by filing a GRA maturity form or by using the Account Investment Management ("AIM") system. (Instructions must be received at least four days before the GRA matures.)

   o The instructions you give us remain in effect until you change them (again, at least four days before you want the change to go into effect).

   o You may have different instructions for your GRAs attributable to employer contributions than for your GRAs attributable to employee contributions.

   o If you reinvest a maturing GRA in a new GRA, the reinvestment date is the date of maturity.

   o If you have never provided GRA maturity instructions, your maturing GRAs will be allocated to the Money Market Guarantee Account.

SPECIAL RULES FOR DISTRIBUTIONS AND TRANSFERS FROM THE REAL ESTATE
FUND. PLEASE NOTE THAT AT TIMES OF INSUFFICIENT LIQUIDITY WITHDRAWALS FROM THE REAL ESTATE FUND AND PRIME PROPERTY FUND COULD BE DELAYED IN ACCORDANCE WITH THE PROCEDURES DESCRIBED BELOW. AT THIS TIME THE REAL ESTATE FUND IS FULFILLING WITHDRAWAL REQUESTS ON A CURRENT BASIS. YOU MAY CALL US TO RECEIVE CURRENT INFORMATION REGARDING THE STATUS OF REAL ESTATE FUND WITHDRAWALS. SEE SPECIAL RISKS RELATED TO THE REAL ESTATE FUND IN THE PROSPECTUS FOR MORE INFORMATION.

There is a minimum wait of one calendar quarter for withdrawals from the Real Estate Fund. All distributions and transfers from the Real Estate Fund will be scheduled to be made shortly after the end of the calendar quarter following the quarter in which we receive properly completed forms. (See The Real Estate Fund in the prospectus for more information on how we value and liquidate Real Estate Fund Units.) The amount distributed will be based on the Real Estate Fund's Unit Value on the date distribution is made. Withdrawals from the Real Estate Fund must be made in amounts of at least $1,000 or, if less, your balance in the Real Estate Fund.

IN ADDITION TO THE WAIT OF AT LEAST ONE CALENDAR QUARTER WHICH IS REQUIRED BY OUR PROCEDURES, IT IS ALSO POSSIBLE THAT THE REAL ESTATE FUND WILL NOT HAVE ENOUGH CASH TO MAKE ALL WITHDRAWALS AND TRANSFERS WHEN REQUESTED. If at the end of a calendar quarter the Real Estate Fund does not have enough cash to pay all scheduled withdrawals, they will be divided into two priority categories. Priority 1 consists of all amounts requested because of death or disability or after age 70 1/2. Priority 2 consists of all other requests. THE REAL ESTATE FUND WILL SATISFY ALL SCHEDULED PRIORITY 1 DISTRIBUTION REQUESTS BEFORE IT SATISFIES ANY PRIORITY 2 REQUEST, EVEN IF THE PRIORITY 1 REQUESTS WERE RECEIVED AFTER THE PRIORITY 2 REQUESTS. If the Real Estate Fund does not have enough cash to make all Priority 1 distributions, they will be paid in the order the requests were received. After the Real Estate Fund has made all Priority 1 distributions, it will make Priority 2 distributions and transfers. If the Real Estate Fund does not satisfy all scheduled Priority 2 distributions and transfer requests, they will be paid in the order the requests were received.

To make Priority 1 distributions, the Real Estate Fund will use substantially all its liquid assets, keeping only a reserve that we believe is adequate for anticipated expenses. If possible, the Real Estate Fund will also liquidate as much of its interest in Prime Property Fund as required. With regard to Priority 2, we will make distributions and transfers to the extent that funds are available from cash flow and from liquidation of Prime Property Fund units. However, we will not make Priority 2 distributions and transfers if the Real Estate Fund cannot liquidate enough of its interest in Prime Property Fund and we believe that it would be desirable to maintain liquidity to meet anticipated Priority 1 distributions.

                                SAI-7

Requests that remain unpaid will be scheduled for the next quarterly distribution date. At that time they will be satisfied to the extent possible, in accordance with their respective priorities and order of receipt. Please note that if you make a Priority 2 request that is not paid when scheduled, Priority 1 distributions requested in later quarters may be paid before your Priority 2 request.

REAL ESTATE FUND WITHDRAWALS FROM PRIME PROPERTY FUND. If the Real Estate Fund does not have enough liquid assets to pay all requested withdrawals, it will seek to withdraw some or all of its interest from Prime Property Fund. We may postpone withdrawals from Prime Property Fund, however, for such time as we reasonably consider necessary to obtain the amount to be withdrawn or to protect the interests of other participants in Prime Property Fund. In making this determination, we consider primarily (i) the availability of cash to manage Prime Property Fund's property holdings, to meet emergencies and to meet commitments for property acquisitions and loans, (ii) the time necessary to dispose of properties and (iii) any adverse impact of proposed property sales on other participants in Prime Property Fund. Except as described below, Prime Property Fund has been able to pay withdrawals when requested since its inception in 1973.


If withdrawal from Prime Property Fund is restricted, any payment from Prime Property Fund is applied pro rata to the withdrawal requests of all participants in Prime Property Fund that are eligible for payment on the withdrawal date, regardless of when those requests were made. Prime Property Fund withdrawal requests not satisfied by a pro rata distribution are deferred until the next withdrawal date (generally the last business day of the following quarter), at which time the amount available for distribution will again be applied pro rata to all pending requests. For purposes of this policy, the Real Estate Fund is considered a single participant in Prime Property Fund, on par with each other participant in Prime Property Fund. From the first quarter of 1995 through the third quarter of 1995, Prime Property Fund satisfied all participant withdrawal requests. As of the fourth quarter of 1995, the Prime Property Fund was unable to satisfy all participant withdrawal requests. Consequently, withdrawals from Prime Property Fund are being delayed in accordance with the procedures discussed above. However, since June 1994 the Real Estate Fund has had sufficient liquidity; and withdrawals have not been restricted. If the Real Estate Fund experiences periods of insufficient liquidity withdrawals may be delayed in accordance with the procedures described above. See Special Rules for Distributions and Transfers from the Real Estate Fund. There have been other periods when there was insufficent available cash in Prime Property Fund to meet all withdrawal requests and the above withdrawal procedures were put into place for all pending Prime Property Fund withdrawal requests. During these other periods Real Estate Fund withdrawals were not delayed or restricted in any manner because there was sufficient liquidity in the Real Estate Fund.

In general, a withdrawal from Prime Property Fund by one or more of its larger investors could significantly reduce its cash position and increase the likelihood that the Real Estate Fund would not have cash sufficient to meet all withdrawal requests. At December 31, 1995 there were 206 participants in Prime Property Fund, none of which held more than 3.6% of Prime Property Fund.


TYPES OF BENEFITS

Under the Master Plan, and under most self-directed prototype plans, except as provided below, you may select one or more of the following forms of distribution once you are eligible to receive benefits. Please see Benefit Distributions under Procedures for Withdrawals, Distributions and Transfers. Not all of these distribution forms may be available to you, if your employer has adopted an individually designed plan or a self-directed prototype profit sharing plan that does not offer annuity benefits. We suggest you ask your employer what types of benefits are available under your plan.

                                SAI-8

Fixed annuities are available from insurance companies selected by the Trustees, which meet criteria established by the Trustees from time to time. Fixed annuities are currently not available from Equitable Life. The types of fixed annuity benefits described below will be available through one or more of such companies. Upon your request, the companies will provide annuity benefit information. We will have no further responsibility for the amount used to purchase the annuity once it has been sent to the insurance company you select. The cost of a fixed annuity is determined by each insurance company based on its current annuity purchase rates. The amount of your monthly annuity benefit will depend on the type of annuity selected, your age and the age of your beneficiary if you select a joint and survivor annuity. Your Account Executive has more details regarding the insurance companies currently providing annuity benefits under the Program.

QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviving spouse's life. No payments will be made after you and your spouse die, even if you have received only one payment. THE LAW REQUIRES THAT IF THE VALUE OF YOUR VESTED BENEFITS EXCEEDS $3,500, YOU MUST RECEIVE A QUALIFIED JOINT AND SURVIVOR ANNUITY UNLESS YOUR SPOUSE CONSENTS IN WRITING TO A CONTRARY ELECTION. Please see Spousal Consent Requirements under Procedures for Withdrawals, Distributions and Transfers for an explanation of the procedures for electing not to receive a Qualified Joint and Survivor Annuity.


LUMP SUM PAYMENT. A single payment of all or part of your vested benefits. If you take a lump sum payment of only part of your balance, it must be at least $1,000. If you have more than one GRA, amounts held in your most recent GRA will first be used to make payment. IF YOUR VESTED BENEFIT IS $3,500 OR LESS, YOU MAY REQUEST A LUMP SUM PAYMENT OF THE ENTIRE AMOUNT.

PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining Account Balance will be invested in whatever Options you designate, other than the Real Estate Fund; each payment will be drawn pro rata from all the Options you have selected. If you elect installment payments, you may not leave or place any assets in the Real Estate Fund. If you have more than one GRA, amounts held in your most recently purchased three-year or five-year GRA will first be used to make installment payments. If you die before receiving all the installments, we will make the remaining payments to your beneficiary.


LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.

JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the

                                SAI-9
period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity); the longer the specified period, the smaller the monthly payments will be.

CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.

Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity-- Period Certain, you may select either fixed or variable payments. All forms of variable annuity benefits under the Program will be provided by us. The payments under variable annuity options reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please ask our Account Executives for our variable annuity prospectus supplement.

PROVISIONS OF THE MASTER PLAN

PLAN ELIGIBILITY REQUIREMENTS. Under the Master Plan, the employer specifies the eligibility requirements for its plan in the Participation Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed 21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligibility service may be required for a 401(k) arrangement.

The employer may also exclude salaried dentists (those with no ownership interest in the practice), employees of related employers, leased employees and certain other types of employees at the employer's election, provided such exclusion does not cause the Plan to discriminate in favor of "highly compensated" employees (defined below). The Master Plan provides that a partner or shareholder may, upon commencement of employment or upon first becoming eligible to participate in any qualified plan of the employer, make a one-time irrevocable election not to participate in the plan or to make a reduced contribution. This election applies to all plans of the employer, now and in the future, and should be discussed with your tax advisor.

CONTRIBUTIONS TO QUALIFIED PLANS. The provisions of the Internal Revenue Code
(Code) relating to contributions under qualified retirement plans are outlined briefly below. For purposes of this outline we have assumed that you are not a participant in any other qualified retirement plan.


The employer's contributions to the plan are deductible in the year for which they are made. As a general rule, employer contributions must be made for any year by the due date (including extensions) for filing the employer's federal income tax return for that year. However, participants' salary deferrals under a 401(k) plan must be contributed by the employer as soon as practicable after the payroll period for which the deferral is made. Regulations have been proposed that would require the employer to remit contributions to the plan in accordance with the employer's schedule of remitting withheld federal income tax.


If the employer contributes more to the plan than is deductible under the rules described below, the employer may be liable for a 10% penalty tax on that nondeductible amount and may risk disqualifying the plan.

                               SAI-10

CONTRIBUTIONS TO THE ADA MASTER PLAN. The employer makes annual contributions to its plan based on the plan's provisions.

An employer that adopts the Master Plan as a profit sharing plan makes contributions in discretionary amounts to be determined annually. The aggregate employer contribution to the plan, including participants' salary deferrals under a 401(k) arrangement, is limited to 15% of all participants' compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions made on behalf of the self-employed person.


A 401(k) arrangement is available as part of the profit sharing plan. Under a 401(k) arrangement, employees are permitted to make contributions to the plan on a pre-tax basis. The maximum amount that may be contributed by highly compensated employees is limited depending upon the amount that is contributed by non-highly compensated employees and the amount the employer designates as a nonforfeitable 401(k) contribution. In 1996, "highly compensated" employee for this purpose is (a) an owner of more than 5% of the practice, or (b) anyone with earnings of more than $100,000 from the practice, or (c) anyone with earnings of more than $66,000 from the practice who is among the highest-paid 20% of employees, or (d) an officer of the practice with earnings of more than $60,000. In any event, the maximum amount each employee may defer is limited to $9,500 for 1996 reduced by that employee's salary reduction contributions to simplified employee pensions
(SEPs), employee contributions to tax deferred (Section 403(b)) annuities, and contributions deductible by the employee under a trust described under
Section 501(c)(18) of the Code.


If the employer adopts the Master Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that is specified in the Participation Agreement.

Under either type of plan, compensation in excess of $150,000 must be disregarded in making contributions. Contributions may be integrated with Social Security which means that contributions with respect to each participant's compensation in excess of the integration level may exceed contributions made with respect to compensation below the integration level, within limits imposed by the Code. Your Account Executive can help you determine the legally permissible contribution.


Contributions on behalf of non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage contributed on behalf of key employees, if less than 3%). In 1996, "key employee" means
(a) an owner of one of the ten largest (but more than 1/2 %) interests in the practice with earnings of more than $30,000, or (b) an officer of the practice with earnings of more than $60,000 or (c) an owner of more than 5% of the practice, or (d) an owner of more than 1% of the practice with earnings of more than $150,000. For purposes of (b), no more than 50 employees (or, if less, the greater of 3 or 10% of the employees) shall be treated as officers.


Certain plans may also permit participants to make post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) thereon. Post-tax contributions are now subject to complex rules under which the maximum amount that may be contributed by highly compensated employees is limited, depending on the amount contributed by non-highly compensated employees. BEFORE PERMITTING ANY HIGHLY-COMPENSATED EMPLOYEE TO MAKE POST-TAX CONTRIBUTIONS, THE EMPLOYER SHOULD MAKE SURE THAT ALL NON-DISCRIMINATION TESTS HAVE BEEN PASSED. If an employer employs only "highly compensated" employees (as defined above), post-tax contributions may not be made to the plan. In addition, the employer may make matching contributions to certain plans, i.e., contributions which are based upon the amount of post-tax or pre-tax 401(k) contributions made by plan participants. Special non-discrimination rules apply to matching contributions and may limit the amount of matching contributions that may be made on behalf of highly compensated employees.

                               SAI-11

Contributions on behalf of each participant are limited to the lesser of $30,000 and 25% of his earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions are taken into account for purposes of applying this limitation.

Each participant's Account Balance equals the sum of the amounts accumulated in each Investment Option. We will maintain separate records of each participant's interest in each of the Investment Options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions and employer matching contributions. Any amounts rolled over from the plan of a previous employer will also be accounted for separately. Our records will also reflect each participant's degree of vesting (see below) in his Account Balance attributable to employer contributions and employer matching contributions.

The participant will receive an individual confirmation of each transaction (including the deduction of record maintenance and report fees). The participant will also receive an annual statement showing his Account Balance in each Investment Option attributable to each type of contribution. Based on information supplied by you, we will run the required special non-discrimination tests (Actual Deferral Percentage and Actual Contribution Percentage) applicable to 401(k) plans and plans that accept post-tax employee contributions or employer matching contributions.

Elective deferrals to a 401(k) plan are subject to applicable FICA (social security) and FUTA (unemployment) taxes.

ALLOCATION OF CONTRIBUTIONS. Contributions may be allocated among any number of the Investment Options. Allocation instructions may be changed at any time, and as often as needed, by calling the AIM System. New instructions become effective on the business day we receive them. Employer contributions may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions will automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions and matching contributions. The allocation percentages for employee contributions will automatically apply to any post-tax employee contributions and 401(k) salary deferral contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT.

The ADA Master Plan and Section 404(c) of ERISA. The ADA Master Plan is a participant directed individual account plan designed to comply with the requirements of Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor (DOL) regulation, provide that if a Participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the Participant's or beneficiary's exercise of control. This means that if the employer plan complies with Section 404(c) and the DOL regulation thereunder, participants can make and are responsible for the results of their own investment decisions.

Section 404(c) plans must, among other things, make a broad range of investment choices available to Participants and beneficiaries and must provide them with enough information to make informed investment decisions. The ADA Program provides the broad range of investment choices and information that are needed in order to meet the requirements of Section 404(c). Our suggested summary plan descriptions, annual reports, prospectuses, and confirmation notices provide the required investment information; it is the employer's responsibility, however, to see that this information is distributed in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.

VESTING. Vesting refers to the nonforfeitable portion of a participant's Account Balance attributable to employer contributions under the Master Plan. The participant's Account Balance attributable to 401(k)

                               SAI-12
contributions (including salary deferral, qualified non-elective and qualified matching contributions), post-tax employee contributions and to rollover contributions is nonforfeitable at all times.

A participant will become fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet become vested under the plan's vesting schedule will be forfeitable. The normal retirement age is 65 under the Master Plan.

Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants:

            SCHEDULE A    SCHEDULE B    SCHEDULE C
 YEARS OF       VESTED        VESTED        VESTED
  SERVICE     PERCENTAGE    PERCENTAGE    PERCENTAGE
----------  ------------  ------------  ------------
     1             0%     0%                   0%
     2           100      20                   0
     3           100      40                 100
     4           100      60                 100
     5           100      80                 100
     6           100      100                100

If the plan requires more than one year of service for participation, it must use Schedule A or one at least as favorable to participants.

PRIME PROPERTY FUND INVESTMENTS

Since typically 90% to 100% of the Real Estate Fund's assets are invested in Prime Property Fund, we have provided the following information about the investments of Prime Property Fund.


Prime Property Fund seeks the acquisition and long-term ownership of high-grade, income-producing real property. Prime Property Fund seeks to invest in properties that are located in strong rental markets and have continuous potential for resale. At December 31, 1995, Prime Property Fund held 171 investments in wholly-owned properties and equities in partnerships with an aggregate appraised value of over $3.1 billion.

Prime Property Fund seeks to diversify its property portfolio by usage and location. Prime Property Fund's major holdings (in wholly-owned properties and equities in partnerships) as of December 31, 1995 included:

   o 32 retail properties, primarily super-regional shopping centers, with an aggregate market value of $1,665.3 million.

   o  43 office properties, with an aggregate market value of $896.3 million.

   o 84 industrial properties (primarily warehouses) and research and development facilities, with an aggregate market value of $373.9 million.

   o  5 hotels, with an aggregate market value of $117.4 million.

   o 7 other properties, which include any other income-producing properties not specifically mentioned above, with an aggregate market value of $34.1 million.

In addition to wholly-owned properties and equities in partnerships, Prime Property Fund has eight investments in mortgage loans receivable with an aggregate market value of $311 million, or 9.2% of Prime Property Fund's investments. Mortgages may be accepted as partial consideration for properties sold.


                               SAI-13

BORROWINGS. There is no limit on mortgage indebtedness with respect to any one property. During the period from 1986 through 1995 Prime Property Fund's total borrowings secured by wholly-owned properties ranged from 6.2% to 17.9% of the total portfolio value. Properties held by joint ventures may also be mortgaged. The borrowings on wholly-owned properties held in Prime Property Fund as of December 31, 1995 are summarized below.


-----------------------------------------------------------------------------


Summary of Borrowings on Wholly-Owned Properties*--December 31, 1995



 Number of mortgages payable ...........      7
Number of encumbered properties  ......      13
Outstanding borrowings (millions)  ....   528.8
Borrowings as a percent of total value     17.9%



   *Prime Property Fund also held interests in real estate partnerships having total assets of $1,284 million and total liabilities of $915 million.
-----------------------------------------------------------------------------


                               SAI-14

HOLDINGS OF PRIME PROPERTY FUND


The charts below describe the investments in wholly-owned properties, partnership equities and mortgage and construction loans receivable of Prime Property Fund as of December 31, 1995 and for the other periods indicated.



   DISTRIBUTION OF INVESTMENT VALUE BY TYPE AND LOCATION* (BY
PERCENTAGE) -- DECEMBER 31, 1995
---------------------------------------------------------------
                   SOUTH    EAST     MID-WEST    WEST     TOTAL
---------------  -------  -------  ----------  -------  -------
Industrial/R&D      2.9%     2.4%  1.3%        4.4%        11.0%
Office              1.2     16.1   1.1         11.7        30.1
Retail             13.4     14.1   21.6        6.3         55.4
Hotel               0.9      1.5   --          1.1          3.5
Special Purpose     0.1      0.9   --          --           1.0
---------------  -------  -------  ----------  -------  -------
Total              18.5%    35.0%  24.0%       23.5%      100.0%
---------------  -------  -------  ----------  -------  -------



 DISTRIBUTION OF INVESTMENTS BY TYPE AND LOCATION* (BY NUMBER
OF INVESTMENTS) -- DECEMBER 31, 1995
-------------------------------------------------------------
                   SOUTH    EAST    MID-WEST    WEST    TOTAL
---------------  -------  ------  ----------  ------  -------
Industrial/R&D   29       21      13          21          84
Office           3        26      7           11          47
Retail           10       12      10          3           35
Hotel            1        3       --          1            5
Special Purpose  1        6       1           --           8
---------------  -------  ------  ----------  ------  -------
Total            44       68      31          36         179
---------------  -------  ------  ----------  ------  -------



   DISTRIBUTION OF INVESTMENT VALUE BY LOCATION* (BY
PERCENTAGE)
------------------------------------------------------
              1995    1994     1993     1992     1991
----------  ------  -------  -------  -------  -------
South         18.5    19.7%    20.0%    20.8%    24.9%
East          35.0    31.0     30.9     29.9     29.3
Mid-West      24.0    27.3     27.6     26.6     23.8
West          22.5    22.0     21.5     22.7     22.0
----------  ------  -------  -------  -------  -------


   *Each region comprises the states indicated:

 South: Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, Oklahoma, Tennessee, Texas

 East: Connecticut, Delaware, District of Columbia, Kentucky, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia, West Virginia

 Mid-West: Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, Wisconsin

 West: Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington, Wyoming

                               SAI-15

    DISTRIBUTION OF INVESTMENT VALUE BY PROPERTY TYPE (BY
PERCENTAGE)
------------------------------------------------------------
                   1995     1994     1993     1992     1991
---------------  -------  -------  -------  -------  -------
Industrial/R&D     11.0%    10.6%    10.8%    11.4%    10.9%
Office             30.1     24.9     25.2     26.8     33.2
Retail             54.4     60.8     60.0     57.6     51.6
Hotel               3.5      3.2      2.9      3.3      3.8
Special Purpose     1.0      0.5      1.1      0.9      0.5
---------------  -------  -------  -------  -------  -------



 DISTRIBUTION OF INVESTMENT VALUE BY TYPE OF OWNERSHIP (BY PERCENTAGE) --
DECEMBER 31, 1995
--------------------------------------------------------------------------
                   WHOLLY-OWNED     EQUITY IN      MORTGAGE LOANS
                   REAL ESTATE*    PARTNERSHIPS      RECEIVABLE      TOTAL
---------------  --------------  --------------  ----------------  -------
Industrial/R&D         10.6%           0.4%      --                   11.0%
Office                 23.2            3.1       3.8%                 30.1
Retail                 48.3            0.7       5.4                  54.4
Hotel                   2.3            1.2       --                    3.5
Special Purpose         0.1            0.9       --                    1.0
---------------  --------------  --------------  ----------------  -------
Total                  84.5%           6.3%      9.2%                100.0%
---------------  --------------  --------------  ----------------  -------


   * Title to wholly-owned properties allocated to Prime Property Fund is generally held in Equitable Life's name.


 DISTRIBUTION OF INVESTMENTS BY VALUE RANGE* -- DECEMBER 31,
1995
-------------------------------------------------------------
 INVESTMENT                                     PERCENTAGE OF
    VALUE       PERCENTAGE OF      NUMBER OF     TOTAL NUMBER
 (MILLIONS)    INVESTMENT VALUE   INVESTMENTS   OF INVESTMENTS
------------  ----------------  -------------  --------------
Under $2.5            2.0%             48            26.8%
$2.5-$5               3.9              36            20.1
$5-$10                6.9              33            18.4
$10-$20               7.2              17             9.5
$20-$50              27.3              28            15.7
$50-$100             20.7              10             5.6
Over $100            32.0               7             3.9
------------  ----------------  -------------  --------------
Total               100.0%            179           100.0%
------------  ----------------  -------------  --------------


   * Includes all investments stated at the Fund's ownership share.

                               SAI-16

INVESTMENT RESTRICTIONS APPLICABLE TO THE FUNDS


THE GROWTH EQUITY FUND. The Growth Equity Fund will not:

   o trade in foreign exchange (except transactions incidental to the settlement of purchases or sales of securities);


   o make an investment in order to exercise control or management over a company;

   o underwrite the securities of other companies, including purchasing securities that are restricted under the 1933 Act or rules or regulations thereunder (restricted securities cannot be sold publicly until they are registered under the 1933 Act), except as stated below;

   o make short sales, except when the Fund has, by reason of ownership of other securities, the right to obtain securities of equivalent kind and amount that will be held so long as they are in a short position;

   o trade in commodities or commodity contracts; purchase or write puts and calls (options);


   o purchase real estate or mortgages, except as stated below. The Fund may buy shares of real estate investment trusts listed on stock exchanges or reported on the National Association of Securities Dealers, Inc. automated quotation system ("NASDAQ");


   o have more than 5% of its assets invested in the securities of any one registered investment company. A Fund may not own more than 3% of an investment company's outstanding voting securities. Finally, total holdings of investment company securities may not exceed 10% of the value of the Fund's assets;

   o purchase any security on margin or borrow money except for short-term credits necessary for clearance of securities transactions;

   o make loans, except loans through the purchase of debt obligations or through entry into repurchase agreements; or


   o invest more than 10% of its total assets in restricted securities, real estate investments, or portfolio securities not readily marketable.

   o make an investment in an industry if that investment would make the Fund's holding in that industry exceed 25% of its assets. The United States government, and its agencies and instrumentalities, are not considered members of any industry.

THE AGGRESSIVE EQUITY FUND. The Aggressive Equity Fund will operate as discussed in The Equity Funds--The Aggressive Equity Fund in the prospectus, and will be subject to the investment policies and limitations described there. The prospectus for the MFS Emerging Growth Fund describes the investment objective, policies and limitations applicable to the Fund. A free copy of the MFS Emerging Growth Fund prospectus may be obtained by calling an Equitable Life Account Executive.

THE ADA FOREIGN FUND. The ADA Foreign Fund will operate as discussed in The Equity Funds--The ADA Foreign Fund in the prospectus, and will be subject to the investment policies and limitations described there. The prospectus for the Templeton Foreign Fund describes the investment objective, policies and limitations applicable to that Fund. A free copy of the Templeton Foreign Fund prospectus may be obtained by calling an Equitable Life Account Executive.


THE EQUITY INDEX FUND. The Equity Index Fund will operate as discussed in The Equity Funds--The Equity Index Fund in the prospectus, and will be subject to the investment policies and limitations

                               SAI-17
described there. The prospectus for the Seven Seas Series Fund describes the investment objective, policies and limitations applicable to the Seven Seas S&P 500 Index Fund. A free copy of the Seven Seas Series Fund prospectus may be obtained by calling an Equitable Life Account Executive.

LIFECYCLE FUNDS. The Lifecycle Funds will operate as discussed in The Equity Funds--The Lifecycle Funds in the prospectus, and will be subject to the investment policies and limitations described there. Our separate prospectus for the Lifecycle Funds describes the investment objectives, policies and limitations applicable to the Lifecycle Fund Group Trusts. A free copy of that prospectus may be obtained by calling an Equitable Life Account Executive.


THE REAL ESTATE FUND. The Real Estate Fund will operate as discussed in The Real Estate Fund in the prospectus, and will be subject to the investment policies and limitations described there.

HOW WE VALUE THE ASSETS OF THE FUNDS


THE GROWTH EQUITY FUND. The assets of the Growth Equity Fund are valued as follows:


   o STOCKS listed on national securities exchanges or traded on the NASDAQ national market system are valued at the last sale price. If on a particular day there is no sale, they are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.

   o FOREIGN SECURITIES not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.

   o UNITED STATES TREASURY SECURITIES and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   o LONG-TERM PUBLICLY TRADED CORPORATE BONDS (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.

   o CONVERTIBLE PREFERRED STOCKS listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   o CONVERTIBLE BONDS and UNLISTED CONVERTIBLE PREFERRED STOCKS are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.


   o SHORT-TERM DEBT SECURITIES that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value. The Growth Equity Fund, as well as the Real Estate Fund, may also acquire short-term debt securities through units in our Separate Account No. 2A. These unit values are calculated in the same way as Fund Units. The assets of Separate Account No. 2A are valued as described above.


Our investment officers determine in good faith the fair value of securities and other assets that do not have a readily available market price in accordance with accepted accounting practices and applicable laws and regulations.

                               SAI-18

THE AGGRESSIVE EQUITY FUND. The Fund will invest all of its assets in the MFS Emerging Growth Fund. The asset value of the MFS Emerging Growth Fund is computed on a daily basis by the MFS Emerging Growth Fund. See the prospectus of the MFS Emerging Growth Fund for information on valuation methodology.

THE ADA FOREIGN FUND. The Fund will invest all of its assets in shares of the Templeton Foreign Fund. The asset value of the Templeton Foreign Fund is computed on a daily basis by the Templeton Foreign Fund. See the prospectus of the Templeton Foreign Fund for information on valuation methodology.

THE EQUITY INDEX FUND. The Fund will invest all of its assets in the Seven Seas S&P 500 Fund. The asset value of the Seven Seas S&P 500 Index Fund is computed on a daily basis by the Seven Seas S&P 500 Fund. See the prospectus of the Seven Seas Series Fund for information on valuation methodology.

THE LIFECYCLE FUNDS. The Lifecycle Funds--Conservative and Moderate will invest all of their assets in the Lifecycle Fund Group Trusts--Conservative and Moderate, respectively. The Group Trusts, in turn, will invest all of their assets in the Underlying Funds. See our separate prospectus for the Lifecycle Funds for information on valuation methodology.


ASSETS HELD IN PRIME PROPERTY FUND. Real properties held by Prime Property Fund (Equitable's Separate Account No. 8) are valued by staff appraisers in our field offices or third-party appraisers. Appraised values do not necessarily represent the prices at which the real estate investments would sell since sales prices are determined by negotiation between a willing buyer and seller.

Our appraisers value each Prime Property Fund property prior to acquisition and at the end of each calendar quarter thereafter. The initial appraisal is a fully documented appraisal. This appraisal takes into account all relevant information, including the property's physical attributes, location, marketability, zoning, expandability, and adaptability to use. The initial appraisal also involves consideration of values based on the three major methods of estimating property value:

   o the income method, based on the value of the property's projected income stream;

   o the cost method, based on the replacement cost of improvements, less depreciation, plus land value; and

   o  the market method, based on the sales prices of similar properties.

Subsequent quarterly appraisals include less documentation but take into account all relevant information and consist of a physical inspection, a valuation based on the most relevant of the three above methods, usually the income method, performance record and an assessment of any relevant market changes. Interim monthly valuations also take into account physical or economic changes respecting a property which we believe would have a material effect on its market value. Quarterly appraisals are prepared primarily by staff appraisers. Staff appraisals are submitted to one of three designated third-party appraisal firms which also physically inspect those properties periodically. These appraisal firms provide Equitable Real Estate with a written statement of concurrence annually.

Partnership equities are valued at Prime Property Fund's equity in the net assets of the partnerships in accordance with the valuation procedures described above.

During the past five years, on average, net proceeds (equal to sales price minus sales expenses) from sales of properties in which Equitable Life retains no equity interest were equal to approximately 94.9% of their most recent quarterly valuation. In some cases, Prime Property Fund has received purchase money mortgages for a portion of the sales price.

                               SAI-19

Mortgage and construction loans receivable are valued by comparing the loan rate of interest to market rates for loans of comparable quality and duration, giving consideration to the value of the underlying security.

See Note B2 to the Financial Statements of Separate Account No. 8 (Prime Property Fund) in this SAI for more information about the valuation of investments in Prime Property Fund.

SUMMARY OF UNIT VALUES FOR THE FUNDS


THE EQUITY FUNDS. Set forth below are Unit Values for the Growth Equity, Aggressive Equity, ADA Foreign and Equity Index Funds, computed to the nearest cent on the last business day of the periods specified. The value of a Growth Equity Fund Unit was established at $10.00 on January 1, 1968, the date the Program first became available. The Aggressive Equity Fund Unit Value under the Program was established at $10.00 on May 1, 1985, the date on which Separate Account No. 3 (Pooled) was first made available under the Program. The Program's interest in Separate Account No. 3 (Pooled) was transferred to Separate Account No. 200 at the close of business on November 30, 1995. The ADA Foreign Fund Unit Value was established at $10.00 on March 2, 1992, the date the ADA Foreign Fund began operations. The Equity Index Fund Unit Value was established at $10.00 on February 1, 1994, the date the Equity Index Fund began operations. The Lifecycle Funds' Unit Values were established at $10.00 on May 1, 1995, the date these Funds began operation. Since the Lifecycle Funds and the Lifecycle Fund Group Trusts have had no prior operations, Unit Values for the Lifecycle Funds prior to May 1, 1995 are not provided.

Hypothetical Unit Values for the ADA Foreign Fund for periods prior to March 2, 1992 assume that the Fund's assets are invested 95% in the Templeton Foreign Fund and 5% in Separate Account No. 2A. Hypothetical Unit Values for periods prior to the availability of the ADA Foreign Fund and the Equity Index Fund under the Program were calculated by applying the Program expense charge during those periods plus .15% in estimated other expenses to the historical investment experience of the Templeton Foreign Fund and Separate Account No. 2A for the ADA Foreign Fund, and to the historical investment experience of the Seven Seas S&P 500 Index Fund (from its first full year of operations) for the Equity Index Fund.



                                 UNIT VALUES OF THE EQUITY FUNDS
                                                                                   LIFECYCLE      LIFECYCLE
LAST BUSINESS     GROWTH EQUITY    AGGRESSIVE      ADA FOREIGN    EQUITY INDEX       FUND-          FUND-
DAY OF                FUND       EQUITY FUND (A)    FUND (B)        FUND (C)      CONSERVATIVE    MODERATE
---------------  -------------  ---------------  -------------  --------------  --------------  -----------
1986                 $ 67.10    $                    $ 4.52     --              --              --
1987                   70.48                           5.56     --              --              --
1988                   81.94                           6.70     --              --              --
1989                  117.90                           8.62     --              --              --
1990                  103.88                           8.33     --              --              --
1991                  156.93                           9.74     --              --              --
1992                  157.79                           9.81     $9.06           --              --
1993                  187.30                          13.08     9.64            --              --
1994                  183.07                          13.01     9.71            --              --
1995                  240.03                          14.31     13.12           $10.59          $11.01
March 1996



   (a) Unit values reflect the share values of the MFS Emerging Growth Fund Class A shares since September 13, 1993, when those shares were first offered for sale. From December 31, 1986 to


                               SAI-20

       September 13, 1993, the performance of Class B shares is reflected. The hypothetical performance shown would have been somewhat higher for the period if Class A shares had been available.

   (b) For periods prior to March 2, 1992, Unit Values reflect hypothetical performance.

   (c) For periods prior to February 1, 1994, Unit Values reflect hypothetical performance.


THE REAL ESTATE FUND. The Real Estate Fund Unit Value was established at $10.00 on August 29, 1986, the date the Real Estate Fund began operations. Set forth below are Unit Values for the Real Estate Fund, computed to the nearest cent on the last business day of the periods specified. For periods before the Real Estate Fund commenced operations, because it had no actual historical performance record which would reflect investment experience and the deduction of fees and charges, we have calculated hypothetical performance for the Real Estate Fund based on the actual performance of Prime Property Fund and on the assumptions described below.

First, we have assumed that, for periods prior to August 29, 1986, 90% of the Real Estate Fund's assets were invested in Prime Property Fund and that 10% were invested in our Separate Account No. 2A, described in the prospectus.


We have also approximated the asset-based fees which would have applied under the Program for the periods shown and applied them to the hypothetical investment experience of the Real Estate Fund. For January 1, 1986 through August 28, 1986, we have assumed those charges were equal to the average Program Expense Charge for that year, plus a 1.10% investment management fee for the Real Estate Fund, plus the .25% administration fee applicable to the Real Estate Fund. See Deductions and Charges in the prospectus for more information about the charges that apply to the Real Estate Fund.


                     UNIT VALUES OF THE REAL ESTATE FUND


 LAST BUSINESS
     DAY OF       UNIT VALUE*
---------------  ------------
1986                 $10.07
1987                  10.84
1988                  11.37
1989                  12.29
1990                  12.53
1991                  11.44
1992                  10.85
1993                  10.50
1994                  10.88
1995                  11.36
March 1996



   (*) Unit Values reflect hypothetical performance through August 28, 1986 and actual performance thereafter. Unit Values are the actual Unit Values last determined before the date shown, which determination normally will have been from five to ten days after the end of the preceding month. Consequently, the Unit Values may differ from the Unit Values presented in Condensed Financial Information in the prospectus.


                               SAI-21

PRIME PROPERTY FUND. Set forth below are the unit values of Prime Property Fund, computed to the nearest cent on the last business day of the periods specified. The value of a Prime Property Fund unit was established at $1,000.00 on August 20, 1973, the date on which it commenced operations. Unit values are shown without deduction for investment management fees.

                      UNIT VALUES OF PRIME PROPERTY FUND


 LAST BUSINESS
     DAY OF        UNIT VALUE
---------------  ------------
      1986         $4,431.87
      1987          4,848.46
      1988          5,260.89
      1989          5,765.73
      1990          5,786.40
      1991          5,367.19
      1992          5,177.99
      1993          5,287.69
      1994          5,643.72
      1995          5,622.21



GROWTH EQUITY AND AGGRESSIVE EQUITY FUND TRANSACTIONS

The Growth Equity and, prior to December 1, 1995, the Aggressive Equity Funds are charged for securities brokers' commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for a Fund are executed primarily through brokers that receive a commission paid by the Fund. The brokers are selected by Alliance Capital Management L.P. ("Alliance") and Equitable Life. For 1995 and 1994 the Growth Equity
Fund paid $          and $         , respectively, in brokerage commissions.
For January 1 through November 30, 1995 and for 1994, the Aggressive Equity
Fund paid $        and $       , respectively, in brokerage commissions.


Alliance and Equitable Life seek to obtain the best price and execution of all orders placed for the portfolios of the funds, considering all the circumstances. If transactions are executed in the over-the- counter market, they will deal with the principal market makers, unless more favorable prices or better execution is otherwise obtainable. There are occasions on which portfolio transactions for the Funds may be executed as part of concurrent authorizations to purchase or sell the same security for certain other accounts or clients advised by Alliance and Equitable Life. These concurrent authorizations potentially can be either advantageous or disadvantageous to the Funds. When the concurrent authorizations occur, the objective is to allocate the executions among the Funds and the other accounts in a fair manner.

We also consider the amount and quality of securities research services provided by a broker. Typical research services include general economic information and analyses and specific information on and analyses of companies, industries and markets. Factors in evaluating research services include the diversity of sources used by the broker and the broker's experience, analytical ability, and professional stature. The receipt of research services from brokers tends to reduce our expenses in managing the Funds. This is taken into account when setting the expense charges.


Brokers who provide research services may charge somewhat higher commissions than those who do not. However, we will select only brokers whose commissions we believe are reasonable in all the circumstances. Of the brokerage commissions paid by the Growth Equity Fund during 1995 and Aggressive Equity
Fund for January 1 through November 30, 1995, $          and $       ,
respectively, were paid to brokers providing research services on
transactions of $            and $          , respectively.


                               SAI-22

We periodically evaluate the services provided by brokers and prepare internal proposals for allocating among those various brokers business for all the accounts we manage or advise. That evaluation involves consideration of the overall capacity of the broker to execute transactions, its financial condition, its past performance and the value of research services provided by the broker in servicing the various accounts advised or managed by us. We have no binding agreements with any firm as to the amount of brokerage business which the firm may expect to receive for research services or otherwise. There may, however, be understandings with certain firms that we will continue to receive services from such firms only if such firms are allocated a certain amount of brokerage business. We may try to allocate such amounts of business to such firms to the extent possible in accordance with the policies described above.

Research information obtained by us may be used in servicing all accounts under our management, including our general account. Similarly, not all research provided by a broker or dealer with which the Funds transact business will necessarily be used in connection with those Funds.

When making securities transactions for Funds that do not involve paying a brokerage commission (such as the purchase of short-term debt securities), we seek to obtain prompt execution in an effective manner at the best price. Subject to this general objective, we may give orders to dealers or underwriters who provide investment research. None of the Funds will pay a higher price, however, and the fact that we may benefit from such research is not considered in setting the expense charges.

In addition to using brokers and dealers to execute portfolio securities transactions for accounts we manage, we may enter into other types of business transactions with brokers or dealers. These other transactions will be unrelated to allocation of the Funds' portfolio transactions.

PRIME PROPERTY FUND TRANSACTIONS

Prime Property Fund is charged separately for fees paid to independent property managers, outside legal expenses, operating expenses, real estate taxes and insurance premiums. In addition, Prime Property Fund reimburses Equitable Life for certain direct expenses and pays property management and leasing fees associated with Equitable Life's management of some properties held in Prime Property Fund.

INVESTMENT MANAGEMENT FEE


The table below shows the amount we received under the investment management fee under the Program during each of the last three years. These figures include charges for financial accounting. See Deductions and Charges in the prospectus. We no longer receive management fees for the Aggressive Equity, ADA Foreign and Equity Index Funds.



 FUND                   1995        1994        1993
------------------  ----------  ----------  ----------
Growth Equity .....   $585,663    $632,720    $819,035
Aggressive Equity      193,600     209,181     256,490
ADA Foreign .......         --      40,815      54,409
Equity Index Fund*          --         788          --
Real Estate .......     41,887      39,344      54,761

------------

    *  The Equity Index Fund became available on February 1, 1994.

                               SAI-23

UNDERWRITER

Equico Securities, Inc. (Equico), a wholly-owned subsidiary of Equitable Life, may be deemed to be the principal underwriter of separate account units under the group annuity contract. Equico is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Equico's principal business address is 1755 Broadway, New York, NY 10019. The offering of the units under the contract is continuous. No underwriting commissions have been paid during any of the last three fiscal years with respect to units of interest under the contract. See Deductions and Charges in the prospectus.

OUR MANAGEMENT


Equitable Life is managed by a Board of Directors which is elected by its shareholders. Its directors and certain of its executive officers and their principal occupations are as follows:



 DIRECTORS
NAME                                   PRINCIPAL OCCUPATION
-----------------------------  ----------------------------------------------------------------------
 Claude Bebear                 Chairman and Chief Executive Officer, AXA, Chairman, The Equitable
                               Companies Incorporated
 Christopher Brocksom          Chief Executive Officer, AXA Equity & Law Life Assurance Society
 Francoise Colloc'h            Executive Vice President--Culture--Management--Communications, AXA
*Henri de Castries             Executive Vice President--Finance, AXA, Vice Chairman, The Equitable
                               Companies Incorporated
 Joseph L. Dionne              Chairman and Chief Executive Officer, The McGraw-Hill Companies
*William T. Esrey              Chairman and Chief Executive Officer, Sprint Corporation
 Jean-Rene Fourtou             Chairman and Chief Executive Officer, Rhone Poulenc, S.A.
 Norman C. Francis             President, Xavier University of Louisiana
 Donald J. Greene              Counselor-at-Law, Partner, Le Boeuf, Lamb, Greene & MacRae
 Anthony J. Hamilton           Chairman and Chief Executive Officer, Fox-Pitt, Kelton Limited.
 John T. Hartley               Director, Retired Chairman and Chief Executive Officer, Harris
                               Corporation
*John H. F. Haskell, Jr.       Director and Managing Director, Dillon, Read & Co., Inc.
*W. Edwin Jarmain              President, Jarmain Group Inc.
 G. Donald Johnston, Jr.       Retired Chairman and Chief Executive Officer, JWT Group, Inc.
*Winthrop Knowlton             Chairman, Knowlton Brothers, Inc.
 Arthur L. Liman               Counselor-at-Law, Partner, Paul, Weiss, Rifkind, Wharton & Garrison
 George T. Lowy                Counselor-at-Law, Partner, Cravath, Swaine & Moore
 Didier Pineau-Valencienne     Chairman and Chief Executive Officer, Schneider, S.A.
*George J. Sella, Jr.          Retired Chairman and Chief Executive Officer, American Cyanamid
                               Company
*Dave H. Williams              Chairman and Chief Executive Officer, Alliance Capital Management
                               Corporation


------------

   *Member of Equitable's Investment Committee.

                               SAI-24

Unless otherwise indicated, the following persons have been involved in the management of Equitable Life in various executive positions during the last five years.


 OFFICER-DIRECTORS
NAME                               PRINCIPAL OCCUPATION
-------------------------  -------------------------------------------------------------------------
 Joseph J. Melone          Director, President and Chief Executive Officer, The Equitable Companies
                           Incorporated; prior thereto, President and Chief Operating Officer;
                           Chairman of the Board, Equitable Life; prior thereto, Chairman and Chief
                           Executive Officer
 James M. Benson           Director, Senior Executive Vice President and Chief Operating Officer,
                           The Equitable Companies Incorporated; prior thereto, Senior Executive
                           Vice President; Director, President and Chief Executive Officer,
                           Equitable Life; prior thereto, President and Chief Operating Officer;
                           prior thereto, President, Management Compensation Group
 Jerry M. de St. Paer      Senior Executive Vice President and Chief Financial Officer; prior thereto, Executive Vice President and Chief Financial Officer
 Robert E. Garber          Executive Vice President and General Counsel
 William T. McCaffrey      Director, Senior Executive Vice President and Chief Operating Officer;
                           prior thereto, Executive Vice President and Chief Administrative Officer
 Peter D. Noris            Executive Vice President and Chief Investment Officer
 Jose Suquet               Executive Vice President and Chief Agency Officer
 Gordon G. Dinsmore        Senior Vice President
 Alvin H. Fenichel         Senior Vice President and Controller
 J. Thomas Liddle, Jr.     Senior Vice President and Chief Valuation Actuary
 Kevin R. Byrne            Vice President and Treasurer
 Paul J. Flora             Vice President and Auditor
 Pauline Sherman           Vice President, Secretary and Associate General Counsel

------------

   *  Member of Equitable Life's Investment Committee.

                               SAI-25








                                     PART C

                               OTHER INFORMATION



Item 24.  Financial Statements and Exhibits

        (a)  Financial Statements included in Part B.

        The following are included in the Statement of Additional Information relating to the American dental Association Program:

        1.  Separate Account Nos. 3 (Pooled) 4 (Pooled) 191 and 200:
          - Report of Independent Accountants

        2.  Separate Account No. 3 (Pooled) (The Aggressive Equity Fund):
          - Statement of Assets and Liabilities, December 31, 1995
          - Statements of Operations and Changes in Net Assets for the
            Years Ended December 31, 1995 and 1994
          - Portfolio of Investments, December 31, 1995

        3.  Separate Account No. 4 (Pooled) (The Growth Equity Fund):
          - Statement of Assets and Liabilities, December 31, 1995
          - Statements of Operations and Changes in Net Assets for the
            Years Ended December 31, 1995 and 1994
          - Portfolio of Investments, December 31, 1995

        4.  Separate Account No. 191 (The ADA Foreign Fund):
          - Statement of Assets and Liabilities, December 31, 1995
          - Statements of Operations and Changes in Net Assets for the
            Years Ended December 31, 1995 and 1994

        5.  Separate Account No. 200 (The Aggressive Equity Fund):
          - Statement of Assets and Liabilities, December 31, 1995
          - Statements of Operations and Changes in Net Assets for the
            Year Ended December 31, 1995

        6.  Separate Account Nos. 3 (Pooled), 4 (Pooled), 191 and 200
          - Notes to Financial Statements

        7.  Separate Account No. 30 (Pooled (The Real Estate Fund):
          - Report of Independent Accountants
          - Statements of Assets and Liabilities, December 31, 1995 and 1994
          - Statements of Operations and Changes in Net Assets for the
            Years Ended December 31, 1995 and 1994
          - Statements of Cash Flows for the Years Ended December 31, 1995
            and 1994
          - Statement of Investments and Net Assets, December 31, 1995
          - Notes to Financial Statements
---------------
*To be filed by pre-effective amendment.

                                C-1





        8.  Separate Account No. 8 (Prime Property Fund):
          - Report of Independent Accountants
          - Statement of Independent Appraisers
          - Statements of Assets and Liabilities, December 31, 1995 and 1994
          - Statements of Operations and Changes in Net Assets for the
            Years Ended December 31, 1995 and 1994
          - Statements of Cash Flows for the Years Ended December 31, 1995
            and 1994
          - Notes to Financial Statements
          - Schedule X: Supplementary Income Statement Information,
            December 31, 1995 and 1994
          - Schedule XII: Mortgage Loans Receivable on Real Estate,
            December 31, 1995 and 1994

        9.  The Equitable Life Assurance Society of the United States:
          - Report of Independent Accountants
          - Consolidated Balance Sheets, December 31, 1995 and 1994
          - Consolidated Statements of Earnings for the Years Ended
            December 31, 1995, 1994 and 1993
          - Consolidated Statements of Cash Flows for the Years Ended
            December 31, 1995, 1994 and 1993
          - Notes to Consolidated Financial Statements

          (b)  The following Exhibits are filed herewith:

          1.  Action by Peter D. Noris, Executive Vice President and Chief
              Investment Officer of Equitable, dated September 5, 1995 establishing
              Separate Account No. 200 and copies of resolutions of the Board of
              Directors of Equitable referenced in said action, incorporated by reference to Registration Statement No. 33-63113 on Form N-4 of
              Registrant, filed on September 29, 1995.

          2.  Not applicable.

          3.   (a)  Service Agreement, effective as of December 1, 1995, between
                    MFS Distributors, Inc. and The Equitable Life Assurance Society
                    of the United States, incorporated by reference to Pre-
                    Effective Amendment No. 1 to Registration Statement No. 33-
                    63113 on Form N-4 of Registrant, filed on November 21, 1995.

               (b)  Form of Letter Agreement between The Equitable Life Assurance
                    Society of the United States and the Trustees of the American
                    Dental Association Members Retirement Trust and the Trustees of
                    the American Dental Association Members Pooled Trust for
                    Retirement, incorporated by reference to Pre-Effective
                    Amendment No. 1 to Registration Statement No. 33-63113 on Form
                    N-4 of Registrant, filed on November 21, 1995.

               (c)  Amended and Restated Buy-Sell Agreement effective April 17,
                    1995 between The Equitable Life Assurance Society of the United
                    States and Franklin Templeton Distributors, Inc., incorporated by reference to Registration Statement No. 33-91588 on Form N-3 of Registrant, filed on April 28, 1995.

                                        C-2







               (d)  Investment Management Agreement by and among (i) the Trustees of the American Dental Association Members Retirement Trust and
                    the American Dental Association Members Pooled Trust for
                    Retirement Plans, (ii) the Committee of Separate Account No.
                    191 of The Equitable Life Assurance Society of the United
                    States, and (iii) The Equitable Life Assurance Society of the
                    United States in its capacity as insurer and owner of the
                    assets of Separate Account No. 191 and as an Investment Manager
                    of Separate Account No. 191 to the extent described therein, incorporated by reference to Registration Statement No. 33-
                    46995 on Form N-3 of Registrant, filed on April 8, 1992.

               (e) Amended and Restated Investment Management Agreement dated as of May 1, 1996.

          4.   (a)  Exhibit 6(a)(2) (Group Annuity Contract AC 2100, as amended and restated effective February 1, 1991 on contract Form No. APC
                    1,000-91, among the Trustees of the American Dental Association
                    Members Retirement Trust, the American Dental Association
                    Members Pooled Trust for Retirement Plans and The Equitable
                    Life Assurance Society of the United States), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to
                    Registration Statement 33-40162, filed December 20, 1991.

               (b)  Rider No. 1 to Group Annuity Contract AC 2100 among the
                    Trustees of the American Dental Association Members Retirement
                    Trust, the American Dental Association Members Pooled Trust for
                    Retirement Plans and The Equitable Life Assurance Society of
                    the United States, incorporated by reference to Registration
                    No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

               (c)  Form of Rider No. 2 to Group Annuity Contract AC 2100 among the
                    Trustees of the American Dental Association Members Retirement
                    Trust, the American Dental Association Members Pooled Trust for
                    Retirement Plans and The Equitable Life Assurance Society of
                    the United States, incorporated by reference to Registration
                    No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

               (d)  Rider No. 3 to Group Annuity Contract AC 2100 among the
                    Trustees of the American Dental Association Members Retirement
                    Trust, the American Dental Association Members Pooled Trust for
                    Retirement Plans and The Equitable Life Assurance Society of
                    the United States, incorporated by reference to Registration
                    No. 33-75616 on Form N-4 of Registrant, filed April 29, 1994.

               (e)  Form of Rider No. 4 to Group Annuity Contract AC 2100 among the
                    Trustees of the American Dental Association Members Retirement
                    Trust, the American Dental Association Members Pooled Trust for
                    Retirement Plans and The Equitable Life Assurance Society of
                    the United States, incorporated by reference to Registration
                    No. 33-75616 on Form N-4 of Registrant, filed April 29, 1994.
---------------
*To be filed by pre-effective amendment.

                                        C-3






               (f)  Form of Rider No. 5 to Group Annuity Contract AC 2100 among the
                    Trustees of the American Dental Association Members Retirement
                    Trust, the American Dental Association Members Pooled Trust for
                    Retirement Plans and The Equitable Life Assurance Society of
                    the United States, incorporated by reference to Registration
                    No. 33-75616 on Form N-4 of Registrant, on February 27, 1995.

               (g)  Form of Rider No. 6 to Group Annuity Contract AC 2100 among the
                    Trustees of the American Dental Association Members Retirement
                    Trust, the American Dental Association Members Pooled Trust for
                    Retirement Plans and The Equitable Life Assurance Society of
                    the United States, previously filed with this Registration
                    Statement No. 33-63113 on September 29, 1995.

               (h)  Form of Rider No. 7 to Group Annuity Contract AC 2100 among the
                    Trustees of the American Dental Association Members Retirement
                    Trust, the American Dental Association Members Pooled Trust for
                    Retirement Plans and The Equitable Life Assurance Society of
                    the United States, incorporated by reference to Pre-Effective
                    Amendment No. 1 to Registration Statement No. 33-63113 on Form
                    N-4 of Registrant, filed on November 21, 1995.

               (i)  Form of Rider No. 8 to Group Annuity Contract AC 2100 among the
                    Trustees of the American Dental Association Members Retirement
                    Trust, the American Dental Association Members Pooled Trust for
                    Retirement Plans and The Equitable Life Assurance Society of
                    the United States.

          5. (a) Exhibit 7(a) (Form of Participation Agreement for the standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April l6, 1986.

               (b) Exhibit 7(b) (Form of Participation Agreement for the non-standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April l6, 1986.

               (c)  Exhibit 7(e) (Copy of Attachment to Profit Sharing
                    Participation Agreement under the American Dental Association
                    Members Retirement Plan), incorporated by reference to
                    Registration No. 33-21417 on Form N-3 of Registrant, filed
                    April 26, 1988.
---------------
*To be filed by pre-effective amendment.

                                        C-4







               (d)  Exhibit 7(e)(2) (Form of Participant Enrollment Form under the
                    ADA Program), incorporated by reference to Post-Effective
                    Amendment No. 2 on Form N-3 to Registration Statement on Form
                    S-1 of Registrant, filed April 2l, l987.

               (e) Exhibit 7(v) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on
                    Form N-3 of Registrant, filed April 26, 1989.

               (f) Exhibit 7(w) (Form of Non-Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

               (g) Exhibit 7(x) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on
                    Form N-3 of Registrant, filed April 26, 1989.

          6.   (a)  Copy of the Restated Charter of The Equitable Life Assurance
                    Society of the United States, adopted August 6, 1992, incorporated by reference to Post-Effective Amendment No. 2 to Registrant No. 33-46995 on Form N-3 of Registrant, filed March
                    2, 1993.

               (b)  By-Laws of The Equitable Life Assurance Society of the United
                    States, as amended through July 22, 1992, incorporated by
                    reference to Post-Effective Amendment No. 2 to Registration No.
                    33-46995 on Form N-3 of Registrant, filed March 2, 1993.

               (c)  Certificate of Amendment of the Restated Charter of The
                    Equitable Life Assurance Society of the United States, adopted
                    November 18, 1993.

          7.   Not applicable

          8.   (a)  Exhibit 11(a)(2) (Form of American Dental Association Members
                    Retirement Plan, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed
                    April 26, 1989.

               (b)  Exhibit 11(g)(2) (Form of American Dental Association Members
                    Retirement Trust, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed
                    April 26, 1989.

                                                C-5







               (c)  Exhibit 11(i) (Form of First Amendment to the American Dental
                    Association Members Retirement Trust), incorporated by
                    reference to Post-Effective Amendment No. 1 to Registration No.
                    33-40162 on Form N-3 of Registrant, filed December 20, 1991.

               (d)  Exhibit 11(o) (Copy of Administration Services Agreement, dated
                    May 1, 1994, among The Equitable Life Assurance Society of the
                    United States, the Trustees of the American Dental Association
                    Members Retirement Trust, and of the American Dental
                    Association Members Pooled Trust for Retirement Plans and the
                    Council of Insurance of the American Dental Association),
                    incorporated by reference to Registration Statement No. 33-
                    75614 on Form N-3 of Registrant, filed February 23, 1994.

               (e)  Exhibit 11(j) (Copy of American Dental Association Members
                    Pooled Trust for Retirement Plans, dated as of January 1,
                    1984), incorporated by reference to Post-Effective Amendment
                    No. 1 to Registration No. 33-40162 on Form N-3 of Registrant on
                    Form N-3 of Registrant, filed December 20, 1991.

               (f)  Exhibit 11(k) (Form of First Amendment to the American Dental
                    Association Members Pooled Trust for Retirement Plans, dated as of January 1, 1984), incorporated by reference to Post-
                    Effective Amendment No. 1 to Registration No. 33-40162 on Form
                    N-3 of Registrant, filed December 20, 1991.

          9.   (a)  Opinion and Consent of Anthony A. Dreyspool, Vice President and
                    Senior Counsel of The Equitable Life Assurance Society of the
                    United States.

          10. (a) Consent of Anthony A. Dreyspool (included within Exhibit 9(a) above.)

               (b)  Powers of Attorney.

          11.  Not applicable.

          12.  Not applicable.

          13.  Not applicable.

          14.  Not Applicable.

                                                C-6







Item 25.  Directors and Officers of Equitable

          Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 787 Seventh Avenue, New York, New York 10019. The business address of the persons whose names are preceded by an asterisk is that of Equitable.

NAME AND PRINCIPAL                      POSITIONS AND OFFICES
BUSINESS ADDRESS                        WITH EQUITABLE
------------------                      -----------------------

Directors



 Claude Bebear                          Director
 AXA S.A.
 23, Avenue Matignon
 75008 Paris, France


 Christopher J. Brocksom                Director
 AXA Equity & Law
 Amersham Road
 High Wycombe
 Bucks HP 13 5 AL, England


 Francoise Colloc'h                     Director
 AXA S.A.
 23, Avenue Matignon
 75008 Paris, France


 Henri de Castries                      Director
 AXA S.A.
 23, Avenue Matignon
 75008 Paris, France


 Joseph L. Dionne
 The McGraw-Hill Companies
 1221 Avenue of the Americas
 New York, NY 10020


 William T. Esrey                       Director
 Sprint Corporation
 P.O. Box 11315
 Kansas City, MO 64112


                                C-7









NAME AND PRINCIPAL                      POSITIONS AND OFFICES
BUSINESS ADDRESS                        WITH EQUITABLE
------------------                      -----------------------
 Jean-Rene Fourtou                      Director
 Rhone-Poulenc S.A.
 25 Quai Paul Doumer
 92408 Courbevoie Cedex
 France


 Norman C. Francis                      Director
 Xavier University of Louisiana
 7325 Palmetto Street
 New Orleans, LA 70125


 Donald J. Greene                       Director
 LeBouef, Lamb, Greene & MacRae
 125 West 55th Street
 New York, NY 10019-4513


 Anthony J. Hamilton                    Director
 Fox-Pitt, Kelton Limited
 35 Wilson Street
 London EC2M  2SJ
 England


 John T. Hartley                        Director
 Harris Corporation
 1025 NASA Boulevard
 Melbourne, FL 32919


 John H.F. Haskell, Jr.                 Director
 Dillon, Read & Co., Inc.
 535 Madison Avenue
 New York, NY 10022


 W. Edwin Jarmain                       Director
 Jarmain Group Inc.
 95 Wellington Street West
 Suite 805
 Toronto, Ontario M5J 2N7,
 Canada


 G. Donald Johnston, Jr.                Director
 184-400 Ocean Road
 John's Island
 Vero Beach, FL 32963


 Winthrop Knowlton                      Director
 Knowlton Brothers, Inc.
 530 Fifth Avenue
 New York, NY 10036

                                C-8











NAME AND PRINCIPAL                      POSITIONS AND OFFICES
BUSINESS ADDRESS                        WITH EQUITABLE
------------------                      -----------------------
 Arthur L. Liman                        Director
 Paul, Weiss, Rifkind, Wharton &
   Garrison
 1285 Avenue of the Americas
 New York, NY 10019


 George T. Lowy                         Director
 Cravath, Swaine & Moore
 825 Eighth Avenue
 New York, NY 10019



 Didier Pineau-Valencienne              Director
 Schneider S. A.
 64-70 Avenue Jean-Baptiste Clement
 96646 Boulogne-Billancourt Cedex
 France


 George J. Sella, Jr.                   Director
 P.O. Box 397
 Newton, NJ 07860


 Dave H. Williams                       Director
 Alliance Capital Management
   Corporation
 1345 Avenue of the Americas
 New York, NY 10105


OFFICER-DIRECTORS



*James M. Benson                        President, Chief Executive Officer
                                        and Director


*William T. McCaffrey                   Senior Executive Vice President,
                                        Chief Operating Officer and Director


*Joseph J. Melone                       Chairman of the Board and Director


OTHER OFFICERS


*Harvey Blitz                           Senior Vice President and Deputy
                                        Chief Financial Officer


*Kevin R. Byrne                         Vice President and Treasurer


*Jerry M. de St. Paer                   Senior Executive Vice President and
                                        Chief Financial Officer


*Gordon G. Dinsmore                     Senior Vice President


*Alvin H. Fenichel                      Senior Vice President and Controller

                                        C-9






NAME AND PRINCIPAL                      POSITIONS AND OFFICES
BUSINESS ADDRESS                        WITH EQUITABLE
------------------                      -----------------------
*Paul J. Flora                          Vice President and Auditor


*Robert E. Garber                       Executive Vice President and General
                                        Counsel


*J. Thomas Liddle, Jr.                  Senior Vice President and Chief
                                        Valuation Actuary


*Michael S. Martin                      Senior Vice President


*Peter D. Noris                         Executive Vice President and Chief
                                        Investment Officer


*Anthony C. Pasquale                    Senior Vice President


*Pauline Sherman                        Vice President, Secretary and
                                        Associate General Counsel


Richard V. Silver                       Senior Vice President and Chief
1755 Broadway, 3rd floor
New York, New York 10019                Compliance Officer


*Jose Suquet                            Executive Vice President and Chief
                                        Agency Officer

                                        C-10







Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant

      Separate Account Nos. 3, 4, 8, 30, 191 and 200 of The Equitable Life Assurance Society of the United States (the "Separate Accounts") are separate accounts of Equitable. Equitable, a New York stock life insurance company, is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"), a publicly traded company.

      The largest stockholder of the Holding Company is AXA S.A., a French insurance holding company. At 12/31/95 AXA S.A. beneficially owned approximately
60.6% of the Holding Company's outstanding common stock plus convertible preferred stock. Under its investment arrangements with Equitable and the Holding Company, AXA S.A. is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable. AXA S.A. is the principal holding company for most of the companies in one of the largest insurance groups in Europe. The majority of AXA S.A.'s stock is controlled by a group of five French mutual insurance companies.

                                        C-11






ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

The Equitable Companies Incorporated (1991) (Delaware)

    Donaldson, Lufkin & Jenrette, Inc. (1993) (Delaware) (44.1%)
    (See Addendum for subsidiaries)

    The Equitable Life Assurance Society of the United States
    (l859) (New York) (a)(b)

        The Equitable of Colorado, Inc. (l983) (Colorado)

        Equitable Variable Life Insurance Company (l972) (New
York) (a)

            FHJV Holdings, Inc. (1990) (Delaware)

            EVLICO, INC. (1995) (Delaware)

            EVLICO East Ridge, Inc. (1995) (Delaware)

            GP/EQ Southwest, Inc. (1995) (Texas) (5.86%)

        Frontier Trust Company (1987) (North Dakota)

        Gateway Center Buildings, Garage and Apartment Hotel, In c.
        (inactive)
        (pre-l970) (Pennsylvania)

        Equitable Deal Flow Fund, L.P.

            Equitable Managed Assets (Delaware)

        EREIM LP Associates (99%)

            EML Associates, L.P. (19.8%)

        ACMC, Inc. (1991) (Delaware)

            Alliance Capital Management L.P. (1988) (Delaware)
               (46.7% limited partnership interests)

        EVCO, Inc. (1991) (New Jersey)

        EVSA, Inc. (1992) (Pennsylvania)

        Prime Property Funding, Inc. (1993) (Delaware)

        Wil Gro, Inc. (1992) (Pennsylvania)

        Equitable BJVS, Inc. (1992) (California)

        Equitable Rowes Wharf, Inc.


---------------
(a) Registered Broker/Dealer     (b) Registered Investment Advisor

                                        C-12







The Equitable Companies Incorporated (1991) (Delaware) (cont.)
    The Equitable Life Assurance Society of the United States (cont.)

        GP/EQ Southwest, Inc. (1995) (Texas) (94.132%)

        Fox Run, Inc. (1994) (Massachusetts)

        Equitable Underwriting and Sales Agency (Bahamas) Limited (1993)
(Bahamas)

        CCMI Corporation (1994) (Maryland)

        FTM Corporation (1994) (Maryland)

        HVM Corporation (1994) (Maryland)

        STCS, Inc. (1992) (Delaware)

        Equitable BJVS, Inc. (1992) (California)

        Equitable Rowes Wharf, Inc. (1995) (Massachusetts)

        Equitable Holding Corporation (1985) (Delaware)

            Equico Securities, Inc. (l97l) (Delaware) (a) (b)

            ELAS Securities Acquisition Corp. (l980) (Delaware)

            Equitable Realty Assets Corporation (l983) (Delaware)

            100 Federal Street Funding Corporation (Massachusetts)

            100 Federal Street Realty Corporation (Massachusetts)

            EquiSource of New York, Inc. (formerly Traditional
            Equinet Business Corporation of New York) (1986)
            (New York) (See Addendum for subsidiaries.)

            Equitable Casualty Insurance Company (l986) (Vermont)

            EREIM LP Corp. (1986) (Delaware)

                EREIM LP Associates (1%)

                    EML Associates (.02%)

            Six-Pac G.P., Inc. (1990) (Georgia)

            Equitable Distributors,Inc. (1988) (Delaware) (a)

            Equitable JVS, Inc. (1988) (Delaware)


---------------
(a) Registered Broker/Dealer     (b) Registered Investment Advisor

                                C-13






The Equitable Companies Incorporated (1991) (Delaware) (cont.)
    The Equitable Life Assurance Society of the United States (cont.)
        Equitable Holding Corporation (cont.)

                Astor/Broadway Acquisition Corp. (1990) (New York)

                Astor Times Square Corp. (1990) (New York)

                PC Landmark, Inc. (1990) (Texas)

                Equitable JVS II, Inc. (1994) (Maryland)

            Donaldson, Lufkin & Jenrette, Inc. (1985 by EIC; 1993 by EHC) (Delaware) (36.1%) (See Addendum for subsidiaries)

            JMR Realty Services, Inc. (1994) (Delaware)

            Equitable Investment Corporation (l97l) (New York)

                Stelas North Carolina Limited Partnership (50%
                limited partnership interest) (l984)

                EQ Services, Inc. (1992) (Delaware)

                Equitable Agri-Business, Inc. (1984) (Delaware)

                Alliance Capital Management Corporation (l991)
                (Delaware) (b) (See Addendum for subsidiaries)

                Equitable Capital Management Corporation (l985)
                (Delaware) (b)

                    Alliance Capital Management L.P. (1988) (Delaware) (16.6% limited partnership interests)

                Equitable JV Holding Corporation (1989) (Delaware)

                Equitable Real Estate Investment Management, Inc.
                (l984) (Delaware) (b)

                    Equitable Realty Portfolio Management, Inc.
                    (1984) (Delaware)

                        EQK Partners (100% general partnership interest)

                    Compass Management and Leasing Co. (formerly known as EREIM, Inc.) (l984) (Colorado)

                    Equitable Real Estate Capital Markets, Inc.
                    (1987) (Delaware) (a)

---------------
(a) Registered Broker/Dealer     (b) Registered Investment Advisor

                                        C-14







The Equitable Companies Incorporated (1991) (Delaware) (cont.)
    The Equitable Life Assurance Society of the United States (cont.)
        Equitable Holding Corporation (cont.)

            Equitable Investment Corporation (1971) (New York)

                Equitable Real Estate Investment Management, Inc. (1984) (Delaware)
                (b)

                    EQ Realty Associates-V, Inc. (1987) (Delaware)

                    EPPNLP Corp. (1987) (Delaware)

                    Equitable Pacific Partners Corp. (1987) (Delaware)

                        Equitable Pacific Partners Limited Partnership

                    EREIM Managers Corp. (1986) (Delaware)

                        ML/EQ Real Estate Portfolio, L.P.

                            EML Associates, L.P. (80%)

                    Compass Retail, Inc. (1990) (Delaware)

                    Compass Management and Leasing, Inc. (1991) (Delaware)

                    Column Financial, Inc. (1993) (Delaware) (50%)

                    Buckhead Strategic Corp. (1994) (Delaware)

                        Buckhead Strategic Fund L.P.

                        BH Strategic Co. I, L.P.

                    CJVS, Inc. (1994) (Delaware)

                    ERE European Corp. I, L.P. (1994) (Delaware)

                        A/E European Associates I Limited Partnership

                    Community Funding, Inc. (1994) (Delaware)

                        Community Mortgage Fund, L.P. (1994) (Delaware)

                    Buckhead Strategic Corp., II (1995) (Delaware)

---------------
(a) Registered Broker/Dealer     (b) Registered Investment Advisor

                                        C-15






                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES


                     ADDENDUM - NON-REAL ESTATE SUBSIDIARY
                        OF EQUITABLE HOLDING CORPORATION
                       HAVING MORE THAN FIVE SUBSIDIARIES


EquiSource of New York, Inc.(formerly Traditional Equinet
Business Corporation of New York) has the following subsidiaries that are brokerage companies to make available to Equitable Agents within each state traditional (non-equity) products and services not produced by Equitable:

    EquiSource of Delaware, Inc. (1986) (Delaware)
    EquiSource of Alabama, Inc. (1986) (Alabama)
    EquiSource of Arizona, Inc. (1986) (Arizona)
    EquiSource of Arkansas, Inc. (1987) (Arkansas)
    EquiSource Insurance Agency of California, Inc. (1987) (California) EquiSource of Colorado, Inc. (1986) (Colorado)
    EquiSource of Hawaii, Inc. (1987) (Hawaii)
    EquiSource of Maine, Inc. (1987) (Maine)
    EquiSource Insurance Agency of Massachusetts, Inc. (1988) (Massachusetts) EquiSource of Montana, Inc. (1986) (Montana)
    EquiSource of Nevada, Inc. (1986) (Nevada)
    EquiSource of New Mexico, Inc. (1987) (New Mexico)
    EquiSource of Pennsylvania, Inc. (1986) (Pennsylvania)
    EquiSource Insurance Agency of Utah, Inc. (1986) (Utah)
    EquiSource of Washington, Inc. (1987) (Washington)
    EquiSource of Wyoming, Inc. (1986) (Wyoming)

                                C-16







                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

                 ADDENDUM - OTHER NON-REAL ESTATE SUBSIDIARIES
                       HAVING MORE THAN FIVE SUBSIDIARIES


Donaldson, Lufkin & Jenrette, Inc. has the following subsidiaries, and approximately 60 other subsidiaries, most of which are special purpose subsidiaries (the number fluctuates according to business needs):

         Donaldson, Lufkin & Jenrette, Inc. (1985) (Delaware)
                 Donaldson, Lufkin & Jenrette Securities
                 Corporation (1985)
                  (Delaware) (a) (b)
                     Wood, Struthers & Winthrop Management
                     Corporation (1985) (Delaware) (b)
                 Autranet, Inc. (1985) (Delaware) (a)
                 DLJ Real Estate, Inc.
                 DLJ Capital Corporation (b)
                 DLJ Mortgage Capital, Inc. (1988) (Delaware)
                     Column Financial, Inc.(1993) (Delaware) (50%)

Alliance Capital Management Corporation has the following subsidiaries:

         Alliance Capital Management Corporation (1991) (Delaware) (b)
                 Alliance Capital Management L.P. (1988) (Delaware) (b)
                     Alliance Capital Management Corporation
                         of Delaware, Inc. (Delaware)
                         Alliance Fund Services, Inc. (Delaware)
                         Alliance Capital Management (Japan), Inc. (formerly Alliance Capital Mgmt. Intl.)
                         Alliance Fund Distributors, Inc. (Delaware) (a) Alliance Oceanic Corp. (Delaware) (formerly Alliance Capital, Ltd.)
                         Alliance Capital Management Australia Pty. Ltd. (Australia)
                         Meiji - Alliance Capital Corp. (Delaware) (50%) Alliance Capital (Luxembourg) S.A. (99.98%)
                         Alliance Southern Europe Corp. (Delaware) (inactive) Alliance Barra Research Institute, Inc. (Delaware)
(50%)
                         Alliance Capital Management Canada, Inc. (Canada)
(99.99%)
                         Alliance Capital Management Limited (United Kingdom)
                                Pastor Alliance Gestora de Fondas de Pensiones,
S.A.
                                       (Spain) (50%)
                                Dementional Asset Management, Ltd. (U.K.)
                                Dementional Trust Management, Ltd. (U.K.)
                                Alliance Capital Global Derivatives Corp.
(Delaware)
                         Alliance Corporate Finance Group, Inc. (Delaware)

---------------
(a) Registered Broker/Dealer     (b) Registered Investment Advisor

                                                C-17







                                                        January 1, 1995

                        AXA GROUP SIMPLIFIED CHART

                        AXA

                "Societes mutuelle"

                                62.1%
                               (75.7%)


                                26.5%
                       FINAXA             PARIBAS
                               (16.6%)

                            60
 4.6%
(5.5%)                               40%
                MIDI PARTICIPATIONS       GENERALI

         4.4%  (**)         42.3% (54.7%)
        (5.6%) (**)

                                  0.4%
                       AXA                 Autocontrole


O Voting power
*AXA ASSURANCES IARD MUTUELLE
AXA ASSURANCES VIE MUTUELLE
UNI EUROPE ASSURANCE MUTUELLE
ALPHA ASSURANCES IARD MUTUELLE
ALPHA ASSURANCES VIE MUTUELLE
**Including A.N.F.


                                      C-18








                              AXA GROUP CHART

The information listed below is dated as of January 1, 1995; percentages indicated represent voting power.

                                               AXA INSURANCE AND REINSURANCE

                 COMPANY                              COUNTRY                       VOTING POWER
                 -------                              -------                       ------------
Axa Assurances Iard                                   France                         99.00%

Axa Assurances Vie                                    France                        100.00%

Uni Europe Assurance                                  France                        100.00%

Uni Europe Vie                                        France                         99.15%

Alpha Assurances Vie                                  France                        100.00%

Direct Assurance Iard                                 France                        100.00%

Direct Assurance Vie                                  France                        100.00%

Axiva                                                 France                        100.00%

Defense Civile                                        France                         95.04%

Societe Francaise d'Assistance                        France                         51.23%

Monvoisin Assurances                                  France                         70.90%  (99.92% including Axa mutuals)

Adis                                                  France                        100.00%  (including Axa mutuals)

Societe Beaujon                                       France                        100.00%

Lor Finance                                           France                         99.60%

Jour Finance                                          France                        100.00%

Axa Direct                                            France                        100.00%

Axa U.K.                                              U.K.                          100.00%

Compagnie Auxiliaire pour le Commerce                 France                        100.00%
et l'Industrie

C.F.G.A.                                              France                        100.00%  (including Axa mutuals and Finaxa)

Saint Bernard Diffusion                               France                         95.00%

Sogarep                                               France                         95.00%  (100% including Axa mutuals)

Argos                                                 France                         N.S.

                                      C-19






                 COMPANY                              COUNTRY                       VOTING POWER
                 -------                              -------                       ------------
Finaxaq Belgium                                       Belguim                       100.00%

Axa Belgium                                           Belguim                        23.28%  (held by Axa (SA) and
                                                                                     65.20%  (held by Finaxa Belgium)

De Kortrijske Verzekering                             Belgium                        99.80%

Victoire Belgium                                      Belgium                       100.00%  (held by Axa Belgium)

Juris                                                 Belgium                       100.00%

Finaxa Luxembourg                                     Luxembourg                    100.00%

Axa Assurance Luxembourg                              Luxembourg                     99.40%

Axa Direkt Versicherung A.G.                          Germany                       100.00%  (held by Axa Direct) (ex Amnisia)


Axa Equity & Law Lebensversicherung                   Germany                        99.80%

Axa Aurora                                            Spain                          50.00%  (held by Axa)

Aurora Polar                                          Spain                          99.20%  (held by Axa Aurora)

Axa Seguros                                           Spain                          99.10%  (held by Axa Aurora)

Axa Assicurazioni                                     Italy                         100.00%

Eurovita                                              Italy                          30.00%  (held by Axa Assicurazioni)

Axa Equity & Law UK                                   U.K.                           99.80%

Axa Equity & Law International                        U.K. (Isle of Man)            100.00%  (held by Axa Equity & Law)

Axa Insurance                                         U.K.                          100.00%

Axa Marine & Aviation                                 U.K.                          100.00%

Axa Equity & Law Levensverzekeringen                  Netherlands                    99.80%

Axa Canada                                            Canada                        100.00%

Boreal                                                Canada                        100.00%  (held by Axa Canada)

Axa Assurances Inc                                    Canada                        100.00%  (held by Axa Canada)

Axa Insurance Inc                                     Canada                        100.00%  (held by Axa Canada)

Anglo Canada General Insurance Cy                     Canada                        100.00%  (held by Axa Canada)

Axa Sime Axa Berhad                                   Malaisya                       27.78%  (held by Axa)

                                      C-20






                 COMPANY                              COUNTRY                       VOTING POWER
                 -------                              -------                       ------------
Axa Sime Assurance Hong Kong                          Hong Kong                     100.00%  (held by Axa Sime Invt. Holdings Pte
                                                                                             Ltd.)

Axa Sime Assurance Singapour                          Singapore                     100.00%  (held by Axa Sime Invt Holdings Pte
                                                                                             Ltd.)

Equitable Cies Incorp.                                U.S.A.                         60.00%  (held by Axa 44.17%; Financiere 45,
                                                                                             8.75%; and Lorfinance 7.62%)

Equitable Life Assurance of the U.S.A.                U.S.A.                        100.00%  (held by Equitable Cies Inc)

Axa Re Mexico                                         Mexico                        100.00%  (held by Axa Reassurance)

Axa Reassurance                                       France                        100.00%

Axa Re Asia                                           Singapore                     100.00%  (held by Axa Reassurance)

Axa Re U.K. Plc                                       U.K.                          100.00%  (held by Axa Re U.K. Holding)

Axa Re U.K. Holding                                   U.K.                          100.00%  (held by Axa Reassurance)

Axa Re U.S.A.                                         U.S.A. (Delaware)             100.00%  (held by Axa America)

Axa America                                           U.S.A. (Illinois)             100.00%  (held by Axa Reassurance)

C.G.R.M.                                              Monaco                        100.00%

Paternelle Monegasque                                 Monaco                         99.70%

International Technology Underwriters Inc             U.S.A. (Maryland)              80.00%  (held by Axa America)
(INTEC)

Societe Technique d'Acceptation en                    France                        100.00%
Reassurance (STAR)

Axa Japan                                             Japan                         100.00%  (held by Axa)




                                      C-21







                                                        AXA FINANCE

                 COMPANY                              COUNTRY                   VOTING POWER
                 -------                              -------                   ------------
Compagnie Financiere (C.F.P.)                         France                      97.10%  (100.00% including Axa mutuals)

Axa Banque                                            France                      98.70%  (held by C.F.P.)

Financiere 78                                         France                      100.00%  (held by C.F.P.)

Axa Credit                                            France                      65.00%  (held by C.F.P.)

Axa Gestion Interessement                             France                      100.00%  (held by C.F.P.)

Compagnie Europeenne de Credit (C.E.C.)               France                      100.00%  (held by C.F.P.)

Gecofrance                                            France                      100.00%  (held by C.E.C.)

Fidei                                                 France                      20.67%  (held by C.F.P. and 10.79% by Axamur)

Fidei Banque                                          France                      100.00%  (held by Fidei)

Fideicomi                                             France                      100.00%  (held by Fidei)

Fideimur                                              France                      100.00%  (held by Fidei)

Fide Bail                                             France                      100.00%  (held by Fidei)

Colisee Murs                                          France                      100.00%  (held by Fidei)

Meeschaert Rousselle                                  France                      100.00%  (held by Financiere 78)

Meeschaert Rousselle Future                           France                      100.00%  (held by Meeschaert Rousselle
                                                                                           and M.R. Participations)

Meeschaert Rousselle Participations                   France                      100.00%  (held by Meeschaert Rousselle)

Opale Derivee Bourse                                  France                       89.40%  (held by M.R. Futures and
                                                                                           Meeschaert Rousselle)

Anjou Courtage                                        France                       95.00%  (held by Meeschaert Rousselle)

Axiva Gestion                                         France                       98.80%  (held by Axiva)

Juri Creances                                         France                       99.93%  (held by Sefiga and 0.07% by
                                                                                           Axa Assurances Iard)

S.P.S.                                                France                       60.15%  (99.24% including Axa mutuals)

I.F.D.                                                France                       56.97%  (86.30% including Axa mutuals)

Presence et Initiative                                France                       63.70%  (100.00% including Axa mutuals
                                                                                           and I.F.D.)

                                      C-22






                 COMPANY                              COUNTRY                       VOTING POWER
                 -------                              -------                       ------------
Vamopar                                               France                         99.80% (held by Societe Beaujon)

Axa Asset Management Conseils                         France                        100.00%  (held by Axa Asset Management
                                                                                             Europe)

Axa Asset Management Europe                           France                        100.00%

Axa Asset Management Distribution                     France                        100.00%  (held by Axa Asset Management
                                                                                             Europe)

Colisee Developpement                                 France                        100.00%  (held by Axa Asset Management
                                                                                             Europe)

Equity & Law Home Loans                               U.K.                          100.00%

Equity & Law Commercial Loans                         U.K.                          100.00%

Alliance Capital Management                           U.S.A.                         63.00%  (held by ELAS)

Donaldson Lufkin Jenrette                             U.S.A.                         60.00%  (held by ELAS)

Cogefin                                               Luxembourg                    100.00%  (held by Victoire Belgium)

Argovie                                               France                         65.88%  (held by Axiva and 33.92% by
                                                                                             Argos SCA)

Financiere 45                                         France                        100.00%  (held by Axa)

Axa Re Vie                                            France                        100.00%  (held by Axa Reassurance)

Mofipar                                               France                         99.76%  (held by Societe Beaujon)

Promothee Finance                                     France                         99.76%  (held by Societe Beaujon)

Oria                                                  France                         53.80%  (held by Axa Millesimes)

Axa Oeuvres d'Art                                     France                        100.00%  (including Axa mutuals)

Axa Cantenac Brown                                    France                        100.00%

Colisee Acti Finance 1                                France                         100.00%  (held by Societe Beaujon)

Colisee Acti Finance 2                                France                         100.00%  (held by Societe Beaujon)

Colisee Acti Finance 3                                France                         100.00%  (held by Societe Beaujon)

Participations 2001                                   France                         100.00%  (held by Societe Beaujon)

Finalor                                               France                         100.00%  (held by Societe Beaujon)



                                      C-23








                                                      AXA REAL ESTATE


                 COMPANY                              COUNTRY                       VOTING POWER
                 -------                              -------                       ------------
C.I.P.M.                                              France                       96.83%

Fincosa                                               France                       99.69%  (held by C.I.P.M.)

Prebail                                               France                      100.00%  (held by Societe Beaujon and C.P.P.)

Axamur                                                France                       96.33%  (100.00% including Axa mutuals)

Garantie et Patrimoine                                France                       98.00%  (98.09% including Axa mutuals and
                                                                                             S.P.S.)

Parigest                                              France                      100.00%  (including Axa mutuals and C.I.P.M.)

Parimmo                                               France                      100.00%  (including Axa mutuals)

S.G.C.I.                                              France                       99.97%  (including Axa mutuals)

Transaxim                                             France                       99.40%  (held by S.G.C.I.)

Compagnie Parisienne de Participations                France                      100.00%  (held by S.G.C.I.)

Monte Scopeto                                         France                      100.00%  (held by C.P.P.)

Matipierre                                            France                      100.00%  (held by Axa Assurances Iard
                                                                                             and Axa Assurances Vie)

Securimmo                                             France                       87.13%  (held by different companies and
                                                                                             mutuals)

Delta Point du Jour                                   France                      100.00%  (held by Matipierre)

Paroi Nord de l'Arche                                 France                      100.00%  (held by Matipierre)

Falival                                               France                      100.00%  (held by Axa Reassurance)

Immobiliere Jeanne                                    France                       99.40%  (held by Axa Assurances Iard)

Compagnie du Gaz d'Avignon                            France                       99.00%  (held by Axa Assurances Iard)

Ahorro Familiar                                       France                       40.10%  (held by Axa Assurances Iard and
                                                                                             32.67% held by 3 S.C.I. = 72.8%)

Shaf Hotel Guanahani                                  France                       52.36%  (held by different companies and
                                                                                             mutuals)

Passy et Cie S.N.C.                                   France                       100.00%  (held by Alpha Assurances Vie
                                                                                             and Axa Assurance Iard)

                                      C-24






                 COMPANY                              COUNTRY                    VOTING POWER
                 -------                              -------                    ------------
Fonciere du Val d'Oise                                France                      99.72% (held by C.P.P.)

S.N.C. Saint Barth                                    France                      58.82%  (held by Axa Assurances Iard)

Centrexpo                                             France                      87.96%  (held by C.P.P.)

Drouot Rodin                                          France                      99.97%  (held by C.P.P.)

Sodarec                                               France                      99.95%  (held by C.P.P.)

Immobiliere du Sud                                    France                      99.90%  (held by Axa)

S.N.C. Dumont d'Urville                               France                      50.00%  (held by Axa Assurances Iard
                                                                                           and 50.00% held by S.G.C.I.)

Colisee S.C.P.I. Gestion                              France                      99.00%  (held by Immobiliere Jeanne)

Colisee Point du Jour                                 France                     100.00%  (held by different insurance companies)

Axa Pierre S.C.I.                                     France                      97.92%  (held by different companies and
                                                                                           mutuals)

Capimmo                                               France                     100.00%  (held by insurance companies)


Drouot Pierre                                         France                      47.22%  (held by insurance companies;
                                                                                           52.79% held by Axa Pierre)

Pierre Croissance                                     France                     100.00%  (held by some insurance companies,
                                                                                           mutuals and Axa Pierre)

Plagam                                                France                     100.00%  (held by Alpha Assurance Vie
                                                                                           Mutuelle, Axa Assurances Vie
                                                                                           and Pierre Croissance)

Bugam                                                 France                      43.91%  (held by Alpha Assurance Vie Mutuelle
                                                                                           and 56.09% by Pierre Croissance)

Axa Millesimes                                        France                      50.98%  (74.60% including Axa mutuals)

Chateau Suduirault                                    France                     100.00%  (held by Axa Millesimes)

Diznoko                                               Hongrie                     90.00%  (held by Axa Millesimes)

Finapel                                               France                      99.90%  (held by Axa Assurances Iard Mut et
                                                                                             Uni Europe Assurance Mutuelle)

Compagnie Financiere Matignon                         France                      83.50%  (held by different companies and
                                                                                           mutuals)

Fonciere Wagram                                       France                      99.95%  (held by Finapel)

                                      C-25






                 COMPANY                              COUNTRY                       VOTING POWER
                 -------                              -------                       ------------
Equitable Real Estate Development                     U.S.A.                        100.00% (held by ELAS)

Quinta do Noval Vinhos S.A.                           Portugal                       99.90%  (held by Axa Millesimes)

Groupment Foncier Francais                            France                         10.8%

                                                            AXA OTHER


                 COMPANY                              COUNTRY                       VOTING POWER
                 -------                              -------                       ------------
A.N.F.                                                France                         95.51%  (held by Finaxa)

Compagnie du Cambodge                                 France                          32.1% held by A.N.F.

SCAC Delmas Vieljeux                                  France                         18.68%

Societe Financiere Domaine Divonne                    France                         14%

Galeries Lafayette                                    France                         10.50%

Rubis et Cie                                          France                         12.11%

Eurofin                                               France                         23.4% held by C.F.P.

Sogefie                                               Belgique                       50% held by Victoire Belgique

Lucia                                                 France                         27.75%

Cogedim                                               France                         11.21%

                                      C-27








                       ORGANIZATION CHART OF EQUITABLE'S AFFILIATES


                                           NOTES

1.       The year of formation or acquisition and state or country of incorporation of each affiliate is shown.

2. The chart omits certain relatively inactive special purpose real estate subsidiaries, partnerships, and joint ventures formed to operate or develop a single real estate property or a group of related properties, and certain inactive name-holding corporations.

3.       All ownership interests on the chart are 100% common stock ownership except for
         (a) as noted for certain partnership interests, (b) ACMC, Inc.'s and Equitable
         Capital Management Corporation's limited partnership interests in Alliance Capital
         Management L.P., (c) as noted for certain subsidiaries of Alliance Capital
         Management Corp. of Delaware, Inc., (d) Treasurer Robert L. Bennett's 20% interest in Compass Management and Leasing Co. (formerly known as EREIM, Inc.), (e) as noted for certain subsidiaries of AXA (f) The Equitable Companies Incorporated's
         44.1% interest in DLJ and Equitable Holding Corp.'s 36.1% interest in same; and
         (g) DLJ Mortgage Capital, Inc.'s and Equitable Real Estate Investment Management,
         Inc.'s ownership (50% each) in Column Financial, Inc.

4. The operational status of the entities shown as having been formed or authorized but "not yet fully operational" should be checked with the appropriate operating areas, especially for those that are start-up situations.

5. The following entities are not included in this chart because, while they have an affiliation with The Equitable, their relationship is not the ongoing equity-based form of control and ownership that is characteristic of the affiliations on the chart, and, in the case of the first two entities, they are under the direction of at least a majority of "outside" trustees:

                                                       The Equitable Funds
                                                      The Hudson River Trust
                                                        Separate Accounts

6.       This chart was last revised on January 18, 1996.


                                      C-28








Item 27. Number of Contractowners.

        As of December 31, 1995, the number of participants in the American Dental Association Members Program offered by the Registrant was 20,072.


Item 28. Indemnification

        (a) Indemnification of Principal Underwriter: to the extent permitted by law of the State of New York and subject to all applicable requirements thereof, Equico Securities, Inc. ("Equico") undertook to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she is or was a director or officer of Equico.

        (b) Undertaking: insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29. Principal Underwriters

        (a) Equico, a wholly-owned subsidiary of Equitable is the principal underwriter for Equitable's Separate Account No. 301 and Separate Account A and for Separate Account I and Separate Account FP of Equitable Variable Life Insurance Company. Equico's principal business address is 1755 Broadway, NY, NY 10019.

        (b)     See Item 25.

        (c)     Not applicable.

                                     C-29






Item 30. Location of Accounts and Records

        The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, with respect to the separate accounts named in Item 29(a),are maintained by The Equitable Life Assurance Society of the United States at 135 West 50th Street New York, New York 10020.


Item 31. Management Services

        Not applicable.


Item 32. Undertakings

        The Registrant hereby undertakes:

        (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

        (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

        (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.



                                     C-30








                           SIGNATURES


         Pursuant to the Securities Act of 1933 the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York, on this 29th day of February, 1996.

                                      THE EQUITABLE LIFE ASSURANCE SOCIETY OF
                                      THE UNITED STATES
                                                  (Registrant)

                                      By:    The Equitable Life Assurance
                                             Society of the United States


                                      By:     /s/ Naomi J. Weinstein
                                              -------------------------------
                                                  Naomi J. Weinstein
                                                  Vice President


                                     C-31








                                       SIGNATURES

         Pursuant to the Securities Act of 1933 the Depositor has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York, on this 29th day of February, 1996.

                                    THE EQUITABLE LIFE ASSURANCE SOCIETY OF
                                    THE UNITED STATES
                                             (Depositor)


                                            By: /s/Naomi J. Weinstein
                                                -------------------------------
                                                   Naomi J. Weinstein
                                                   Vice President

         As required by the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

Joseph J. Melone                                                       Chairman of the Board and Director

James M. Benson                                                        President, Chief Executive
                                                                       Officer and Director

William T. McCaffrey                                                   Senior Executive Vice President,
                                                                       Chief Operating Officer and Director

PRINCIPAL FINANCIAL OFFICER:

Jerry M. de St. Paer                                                   Senior Executive Vice President and
                                                                       Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

/s/ Alvin H. Fenichel
---------------------------
    Alvin H. Fenichel                                                  Senior Vice President and
    February 29, 1996                                                  Controller




DIRECTORS:
Claude Bebear                            Jean-Rene Fourtou                        Winthrop Knowlton
James M. Benson                          Norman C. Francis                        Arthur L. Liman
Chrisopher Brocksom                      Donald J. Greene                         George T. Lowy
Francoise Colloc'h                       Anthony J. Hamilton                      William T. McCaffrey
Henri de Castries                        John T. Hartley                          Joseph J. Melone
Joseph L. Dionne                         John H.F. Haskell, Jr.                   Didier Pineau-Valencienne
William T. Esrey                         W. Edwin Jarmain                         George J. Sella, Jr.
                                         G. Donald Johnston, Jr.                  Dave H. Williams




/s/Naomi J. Weinstein
-------------------------
   Naomi J. Weinstein
   Attorney-in-Fact
   February 29, 1996



                                      C-32








                                          EXHIBIT INDEX

                      Exhibit No.                                     Page No.
                      -----------                                     --------
3(e) Amended and Restated Investment Management Agreement dated as of May 1, 1996.*

4(i)                  Form of Rider No. 8 to Group Annuity Contract 2100. *

6(c) Copy of the Restated Charter of The Equitable Life Assurance Society of the United States, adopted November 18, 1993.

9(a) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States.

10(c)                 Powers of Attorney.


---------------
*To be filed by pre-effective amendment.


                                     C-33